
13002814

FedEx

North. South. East. West.
FORWARD

FEDEX ANNUAL REPORT 2013

In 40 years of doing business, we've experienced dynamic economic, social and technological changes few could have envisioned. Yet, we've stayed the course, guided by a steadfast commitment to our customers, team members and shareowners. Regardless of what's happening in the world, you can count on FedEx to approach our business as we always have: moving in many directions to connect the world, whether it's adjusting our networks to meet customers' needs or by providing more innovative and sustainable ways of working.

North. South. East. West — they point in one direction. **Forward.**

FORWARD THINKING



To our shareowners,

In FY13, we took aggressive action to boost future profitability and better align our global networks with customer demand in a sluggish world economy. I am pleased to say the profit improvement programs we announced in October 2012 are on track and ahead of schedule in many areas.

Thanks to a boost from e-commerce, FedEx Ground posted another stellar year with industry-leading margins. Revenue share has now increased for 54 consecutive quarters — an outstanding performance driven by superior service that's faster to more locations than any other ground service. The FedEx Ground outlook is excellent as revenues are expected to continue to increase in FY14, led by volume growth across all our major services. We will continue to expand our capacity to keep up with the demand for our ground services and the growing popularity of online shopping.

FedEx Freight made solid progress in FY13 following its return to profit in FY12. Revenues increased due to higher yield and average daily shipments.

At FedEx Express, acquisitions in Brazil, France, Poland, Mexico, and India are on course to deliver solid returns in these key markets. We also signed a new seven-year contract with the United States Postal Service, a testament to the quality of service and the strong relationship we've built during the past decade.

Once again, we were honored by FORTUNE magazine as one of the world's 10 most admired companies.

These positive accomplishments, however, did not offset the effect of lower-than-expected international export yields resulting from increasing customer use of slower, less costly international shipping services. FedEx is tackling these challenges head-on, and we are confident our plans will position us for profitable long-term growth.

"FedEx Ground clearly has an outstanding business model, as evidenced by its growth and industry-leading margins."

Our goals are set

All indicators suggest that a low-growth global economy will persist, given high fuel costs, and policy decisions by major world governments that impede global trade. Even so, our profit improvement programs announced in FY13 are targeting annual profitability improvement of $1.6 billion at FedEx Express by the end of FY16 from the full-year FY13 adjusted operating income level. Collectively, these initiatives are expected to increase margins, improve cash flows, and increase our competitiveness. In this regard, we expect to begin realizing a portion of the benefits from the profit improvement programs gradually in FY14. However, the majority of the benefits, including those from our voluntary buyout program, will not be fully realized until FY15 and FY16.

Our way forward is clear

FedEx is becoming a more efficient business, and we're more competitive than ever as we expand solutions for customers. Our balance sheet is strong and, most importantly, our 300,000 team members are dedicated to implementing our plans with the can-do attitude you'd expect from our Purple Promise: "I will make every FedEx experience outstanding."

Here's a snapshot of the profit improvement programs we began during FY13 and the progress we've made:

FedEx Express: Five pillars to increasing profitability

1 Make staff functions and processes more efficient

Multiple initiatives across FedEx Express and FedEx Services are permanently reducing our overall cost structure. We have completed a voluntary program offering cash buyouts to eligible U.S.-based employees in certain staff functions, and approximately 3,600 employees have voluntarily left or will be leaving the company by the end of FY14. We are also capitalizing on strategic sourcing opportunities, streamlining support functions, and eliminating redundant systems and processes. Increased use of information-technology service providers and cloud-computing resources will significantly reduce costs.

2 Modernize our air fleet

Replacing older, less efficient aircraft is lowering operating costs globally. In FY13, we decided to permanently retire or accelerate retirement of nearly 90 aircraft as we continue to modernize our aircraft fleet. In June, FedEx Express completed the final retirement of the B727 fleet. The B757 is significantly more fuel efficient per pound of payload and has 20-percent additional payload capacity than the B727 it replaces. Our new Boeing 767s will provide similar capacity as the MD10s we are retiring, with improved reliability, and about a 30-percent increase in fuel efficiency.

3 Transform our U.S. domestic network

We're closing and realigning regional and district facilities and streamlining pickup and delivery operations while maintaining outstanding service levels. For example, we merged five stations in Houston into two and eliminated a regional package sort in Atlanta, thus consolidating more than 100 weekly surface routes. We're also improving flight scheduling, on-road efficiency, refining aircraft maintenance processes, and improving fuel efficiency in our vehicle fleets.

4 Improve international profits

Our international profit improvement programs are focused on expanding our European footprint to build scale efficiency to lower unit costs, expand our portfolio through new offerings, reduce overhead expenses and grow the capabilities of FedEx Trade Networks. Maintaining leadership in the Priority market space and matching our network cost-to-serve with Economy shipping yields are top priorities as customers continue to trade speed for price in a low-growth global economy. Accordingly, we are optimizing our networks by using other lift alternatives to move Economy traffic and making better use of capacity within the FedEx Express international network for our Priority services.

Recent acquisitions in Brazil, France, Poland, Mexico, and India helped drive significant increases in international domestic revenues in FY13, and we expect the profitability of these acquisitions to improve as their integrations near completion. We also opened dozens of European facilities to better serve customers, improve the density of our European network, and lower costs.

FedEx Trade Networks, our fast-growing air and ocean freight forwarding arm, will also add to our profitability as it continues to grow. We recently opened new offices in Latin America, Europe and Asia; expanded our alliances with regional service providers; and launched new freight forwarding service options.

5 Expand service offerings

Capitalizing on the reliability of our U.S. domestic air network, we expanded our FedEx Express First Overnight package and freight offerings and now serve more than 3,000 additional ZIP codes earlier in the morning. Improved service offerings targeting small and medium shippers and consignees as well as value added services for vertical industries, such as healthcare and aerospace, will further align the unique capabilities of FedEx Express with specific customer needs.

Our focus is on customers

Discrete customer needs are at the heart of our strategy to operate focused systems (FedEx Express, FedEx Ground, FedEx Freight) that operate independently, compete


FedEx
Freight

collectively, and are managed collaboratively. Our unique model enables us to fine-tune our networks without compromising service to our customers. Not only are our solutions superior, but we can respond to marketplace changes quickly and efficiently.

FedEx Ground clearly has an outstanding business model, as evidenced by its growth and industry-leading margins even in a time of slow economic growth. Our speed advantage gives customers greater flexibility in their supply chain and makes inventory management more efficient. Since 2003, we have increased the speed of more than 87,000 lanes by at least a full day. And we're not done yet. Thousands more lanes will be accelerated in FY14. FedEx Ground also continues to benefit from dramatic double-digit e-commerce growth, which led to a 22-percent increase in FedEx SmartPost shipments during FY13.

FedEx Express and FedEx Ground residential customers are enjoying more convenience than ever with the ability to customize deliveries to their home with FedEx Delivery Manager, introduced this spring. Now customers can request delivery dates, locations, and times, according to their needs. They can also request that their packages be held for pickup at more than 1,800 FedEx Office locations.

FedEx Freight customers are embracing the way we've simplified less-than-truckload (LTL) shipping. About 80 percent of FedEx Freight customers use both our Priority and Economy services through a single unique pickup-and-delivery network. Our strategy was validated by a recent survey in Logistics Management magazine, which ranked FedEx Freight as best-in-class in both the multiregional and national LTL sectors. To improve performance, automated systems help FedEx Freight determine the most efficient routing for shipments. Today, about 15 percent of our line-haul miles have moved to rail, a decision that's lowered our costs without sacrificing reliability.

Our future is bright

Executing our profit improvement programs and our other long-term strategies will require the same focus and discipline that has made FedEx an industry leader for four decades. We're proud of our success and are optimistic about the future. Good things happen when FedEx provides greater access to markets and new opportunities. The record is clear. Businesses grow; jobs increase; and people's lives improve.

Farmers and villagers in northern India know firsthand what this means. When Krishan Guptaa, CEO of Organic India, rejuvenated a once-struggling brand by relaunching it in the global marketplace, he was able to pay higher wages to farmers who grew tea and herbs to supply his operations. Today, the Organic India Foundation provides free healthcare to thousands of local villagers.

Our success would not be possible without the personal dedication of our 300,000 team members worldwide. They earn the trust of customers like Organic India every day by delivering on our Purple Promise. Few have done a better job at that than Dave Rebholz, who retired this year as CEO of FedEx Ground after 37 years of service to FedEx. He leaves with our gratitude and respect for his outstanding achievements. Dave is succeeded by Henry Maier, whose more than 30 years of experience in the transportation industry, including more than 25 years at FedEx companies, will provide steady leadership for continued growth at FedEx Ground.

You can count on FedEx, based on 40 years of operations as of April, to continue doing what's right for our shareowners, customers, team members and the communities we serve. We are dedicated to continuing to make a better and more prosperous world as a result.

Frederick W. Smith
Chairman, President and CEO

ONLINE SHOPPING: FUEL FOR GROWTH

The largest driving force in the global economy is e-commerce, which is projected to reach $1 trillion in sales by 2016. The internet shopping boom is translating into significant growth at FedEx, and it's easy to see why. Our specialized e-commerce services and tools are helping transform the U.S. retail industry, where online sales are growing more than three times faster than offline sales.

Two notable changes are powering this trend, according to Forrester Research: Mobile devices, such as smartphones and tablets, make it easier for shoppers to access the web on the go (accounting for 11 percent of online transactions, says comScore). And rather than risk losing sales to competitors, traditional retailers are heavily investing in their web divisions.


FedEx

For retailers — services that sell

What does this mean for FedEx? We know a sale isn't complete until the package is in the consumer's hands. Since delivering our first FedEx Express e-commerce package, we've been systematically building a suite of services and tools that meet retailers' and shoppers' needs for cost and service options.

In 2000 we launched FedEx Home Delivery, the first dedicated residential delivery service in our industry. The service, which offers Saturday delivery at no extra charge, set a one-day record for deliveries outside the peak shipping season by delivering 1.7 million residential packages this year on the Saturday before Mother's Day.

Since its introduction in 2004, FedEx SmartPost has changed the e-commerce delivery game and continues to grow rapidly. It's an economical option that's helped online retailers reduce costs for lightweight shipments, making it easier for them to promote free shipping as a marketing tool. In fact, about 50 percent of online purchases come with free shipping. Last year, FedEx SmartPost revenue soared more than 18 percent.

FedEx SameDay® City, dedicated to local delivery within hours, was first offered in 2007 and enhanced this year in 15 U.S. metro areas (see page 6).

FedEx Express Saturday delivery service now covers more than 90 percent of the U.S. population so we can better serve e-commerce customers.

Our network of 1,800 FedEx Office locations and more than 600 FedEx Express service centers can securely hold packages for consumers to pick up at their convenience. Plus, the service cuts our costs by reducing redelivery attempts.

Our e-commerce strategy serves FedEx as well as customers, because the right package in the right network makes us more efficient and profitable.

$1 trillion

Projected global e-commerce sales by 2016, representing 1 percent of global GDP.

42%

Projected increase in U.S. online spending by 2017, from $262 billion in 2013 to $371 billion in 2017.

1 out of 10

Amount of U.S. retail dollars projected to be spent shopping online by 2017.

Sources: Forrester Research



For recipients — FedEx Delivery Manager

We are confident that our new FedEx Delivery Manager service options will enhance the residential delivery experience as powerfully as our online tracking did decades ago. By signing up at **fedex.com**, customers can be notified when FedEx packages are en route to their homes. Recipients can then personalize their delivery experience by requesting a time, date or location that suits their needs.

Customers have responded well to the service. Large e-commerce shippers value the convenience, flexibility and options FedEx Delivery Manager provides. It helps them satisfy their customers and lower their customer service costs. Just as important, the service also streamlines our operations by reducing the number of times we attempt deliveries when recipients aren't home.

Now recipients can be part of the solution by requesting deliveries tailored to their schedules:


Schedule your delivery


Sign for a package


Deliver to another address


Provide delivery instructions


Hold at FedEx location


Request vacation hold

INNOVATION: FUTURE FORWARD

What do information technology, sustainability and customer solutions have in common? At FedEx, the answer is innovation.

It's a state of mind that connects everything we do. Innovation not only makes life easier for customers, but it also helps us work more efficiently and reduces our environmental impact on the planet. Our commitment to a creative, open culture propels the development of ideas, services and solutions that help our customers compete worldwide.

Whether it's biofuel research or speedy, same-day delivery in select metro areas, we approach innovation as a disciplined, strategic business practice. It makes us even more competitive while saving millions of dollars for years to come.


FedEx
Office
FedEx SameDay® City
fedex.com/samedaycity
FedEx
Local Delivery.
Today.
TEXAS
BYR-1655

Retailers can now save local customers a trip across town by offering delivery within hours using FedEx SameDay City. It works the same way for business-to-business packages. Shippers receive confirmation of delivery the moment a package arrives.


FedEx

More sustainable practices

Energy is top of mind at FedEx. We're motivated to connect the world responsibly and resourcefully understanding the challenges that face our planet. That's why FedEx works to achieve our goals through EarthSmart®. It's our road map to find or create more innovative ways to improve our own environmental performance and to lead the way for others.

49 million gallons

Our Fuel Sense program looks for every possible way to save fuel and reduce emissions in aircraft operations. Last year about 40 programs saved 49 million gallons of fuel, avoiding 466,000 metric tons of CO_2 emissions. We're scouring every phase of aircraft operations from reducing the time an aircraft has to wait on the runway with its engines running to creating new computer technology that determines the most efficient speed of an aircraft during travel.

1,000 miles a day

Alternative energy sources are a focus across FedEx. In a beta test, FedEx Freight tractors powered by liquefied natural gas (LNG) are logging about 1,000 miles a day. FedEx Freight also successfully tested a synthetic diesel fuel derived from biomass. We're working with The Nature Conservancy to create a biofuels road map for the long-distance transportation industry. Our own goal is a 30-percent use of alternative fuels in our aircraft by 2030.

30% goal

To help meet our new goal to increase FedEx Express vehicle fuel efficiency 30 percent by 2020, we now operate the largest fleet of lightweight, composite-body vehicles in the industry. In addition, we've grown the FedEx Express alternative-vehicle fleet by 18 percent, and clean diesel vans now comprise 35 percent of our fleet. At FedEx Ground we're improving efficiency by digitally scanning each package to determine exactly how much room it will take up during shipment. We've eliminated 2,500 trailers from the road so far.



Smarter customer solutions

FedEx was launched with a big idea 40 years ago, and we haven't stopped looking forward. Our motivation is simple: customers depend on us to stay ahead of the game so they can connect to opportunity, whether it's in their own city or another country.

6 sensors in one

Leading the way in sensor-based logistics is SenseAware®, a small multi-sensor device that can sense and transmit data about six key shipment variables: temperature, light exposure, humidity, barometric pressure, shock and location. Initially developed for U.S. shipments, SenseAware can now help customers monitor valuable shipments and inventory in 19 countries. We've also made it available to a growing list of air and ground transportation carriers.

3 hours

FedEx SameDay City is changing customer expectations by offering priority pickup and delivery service in as little as three hours. The new service is ideal for businesses whose products must reach their local customers within the same day. The enhanced service is now offered in 15 U.S. metro areas and is popular with online and brick-and-mortar retailers, the medical industry, manufacturers and businesses that rely on the quick turnaround of packages. We're planning to expand the service to more U.S. cities in the coming year.

100% emissions offset

Anyone using FedEx carbon-neutral envelope shipping has our assurance that all carbon dioxide (CO_2) emissions associated with their shipment will be offset. FedEx is the first global express transportation company to offer carbon-neutral shipping at no extra cost to our customers. We've given customers other earth-friendly options as well, such as FedEx Office Print & Go. It's easy to send a digital file from a web-connected device or flash drive to be printed in the place where it's needed — a digital alternative to shipping documents.



Industry-leading technology

As global change accelerates, our ability to turn on a dime will differentiate us from the competition. Our transition to hybrid cloud architecture is big because it gives us the agility we need to grow and to allocate crucial resources on demand. A cloud platform delivers computing and storage capacity to a community of applications and users as they need it. It's a much more efficient and flexible way of working.

CIO 100 Award

CIO magazine recognized FedEx with its 2013 CIO 100 Award for FedEx Web Services, a streamlined e-commerce connection for businesses and consumers around the world that handles more than 25 million tracking requests per day. InformationWeek 500 ranked FedEx Corp. No. 35 among top U.S. technology innovators for our Platinum Core program, which enables an automated, enterprisewide release of hardware and software so IT can respond more quickly to business needs.

30% faster

Thanks to our move to hybrid cloud computing, FedEx customers can now enjoy a 30-percent reduction in time to ship a package from **fedex.com**. Technology improvements have streamlined our systems and helped us introduce new services.

FINANCIAL HIGHLIGHTS

(in millions, except earnings per share)	2013[1]	2012[2]	Percent Change
Operating Results			
Revenues	$ 44,287	$ 42,680	4
Operating income	2,551	3,186	(20)
Operating margin	5.8%	7.5%	(170)bp
Net income	1,561	2,032	(23)
Diluted earnings per common share	4.91	6.41	(23)
Average common and common equivalent shares	317	317	–
Capital expenditures	3,375	4,007	(16)
Financial Position			
Cash and cash equivalents	$ 4,917	$ 2,843	73
Total assets	33,567	29,903	12
Long-term debt, including current portion	2,990	1,667	79
Common stockholders' investment	17,398	14,727	18

Revenue (in billions)

2009	$35.5
2010	$34.7
2011	$39.3
2012	$42.7
2013	**$44.3**

Operating Margin

2009[4]	2.1%
2010	5.8%
2011[3]	6.1%
2012[2]	7.5%
2013[1]	**5.8%**

Diluted Earnings Per Share

2009[4]	$0.31
2010	$3.76
2011[3]	$4.57
2012[2]	$6.41
2013[1]	**$4.91**

Return on Average Equity

2009[4]	0.7%
2010	8.6%
2011[3]	10.0%
2012[2]	13.6%
2013[1]	**9.7%**

Debt to Total Capitalization

2009	15.9%
2010	12.3%
2011	10.0%
2012	10.2%
2013	**14.7%**

Stock Price (May 31 close)

2009	$55.43
2010	$83.49
2011	$93.64
2012	$89.14
2013	**$96.34**

Comparison of Five-Year Cumulative Total Return*



$140
$120
$100
$80
$60
$40
5/08
5/09
5/10
5/11
5/12
5/13
FedEx Corporation
S&P 500
Dow Jones Transportation Average

**$100 invested on 5/31/08 in stock or index, including reinvestment of dividends. Fiscal year ending May 31.*

(1) Results for 2013 include $560 million ($353 million, net of tax or $1.11 per diluted share) of business realignment costs and a $100 million ($63 million, net of tax, or $0.20 per diluted share) impairment charge resulting from the decision to retire 10 aircraft and related engines at FedEx Express.

(2) Results for 2012 include a $134 million ($84 million, net of tax or $0.26 per diluted share) impairment charge resulting from the decision to retire 24 aircraft and related engines at FedEx Express and the reversal of a $66 million legal reserve initially recorded in 2011.

(3) Results for 2011 include charges of approximately $199 million ($104 million, net of tax and applicable variable incentive compensation impacts, or $0.33 per diluted share) for the combination of our FedEx Freight and FedEx National LTL operations and a $66 million reserve associated with a legal matter at FedEx Express.

(4) Results for 2009 include a charge of $1.2 billion ($1.1 billion, net of tax, or $3.45 per diluted share) primarily for impairment charges associated with goodwill and aircraft.

OVERVIEW OF FINANCIAL SECTION

The financial section of the FedEx Corporation ("FedEx") Annual Report ("Annual Report") consists of the following Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A"), the Consolidated Financial Statements and the notes to the Consolidated Financial Statements, and Other Financial Information, all of which include information about our significant accounting policies, practices and the transactions that underlie our financial results. The following MD&A describes the principal factors affecting the results of operations, liquidity, capital resources, contractual cash obligations and the critical accounting estimates of FedEx. The discussion in the financial section should be read in conjunction with the other sections of this Annual Report and our detailed discussion of risk factors included in this MD&A.

Organization of Information

Our MD&A is composed of three major sections: Results of Operations, Financial Condition and Critical Accounting Estimates. These sections include the following information:

- Results of operations includes an overview of our consolidated 2013 results compared to 2012, and 2012 results compared to 2011. This section also includes a discussion of key actions and events that impacted our results, as well as our outlook for 2014.
- The overview is followed by a financial summary and analysis (including a discussion of both historical operating results and our outlook for 2014) for each of our reportable transportation segments.
- Our financial condition is reviewed through an analysis of key elements of our liquidity, capital resources and contractual cash obligations, including a discussion of our cash flows and our financial commitments.
- Critical accounting estimates discusses those financial statement elements that we believe are important to understanding certain of the material judgments and assumptions incorporated in our financial results.
- We conclude with a discussion of risks and uncertainties that may impact our financial and operating results.

Description of Business

We provide a broad portfolio of transportation, e-commerce and business services through companies competing collectively, operating independently and managed collaboratively, under the respected FedEx brand. Our primary operating companies are Federal Express Corporation ("FedEx Express"), the world's largest express transportation company; FedEx Ground Package System, Inc. ("FedEx Ground"), a leading North American provider of small-package ground delivery services; and FedEx Freight, Inc. ("FedEx Freight"), a leading North American provider of less-than-truckload ("LTL") freight services. These companies represent our major service lines and, along with FedEx Corporate Services, Inc. ("FedEx Services"), form the core of our reportable segments. Our FedEx Services segment provides sales, marketing, information technology, communications and back-office support to our transportation segments. In addition, the FedEx Services segment provides customers with retail access to FedEx Express and FedEx Ground shipping services through FedEx Office and Print Services, Inc. ("FedEx Office") and provides customer service, technical support and billing and collection services through FedEx TechConnect, Inc. ("FedEx TechConnect"). See "Reportable Segments" for further discussion.

The key indicators necessary to understand our operating results include:

- the overall customer demand for our various services based on macro-economic factors and the global economy;
- the volumes of transportation services provided through our networks, primarily measured by our average daily volume and shipment weight;
- the mix of services purchased by our customers;
- the prices we obtain for our services, primarily measured by yield (revenue per package or pound or revenue per hundredweight for LTL freight shipments);
- our ability to manage our cost structure (capital expenditures and operating expenses) to match shifting volume levels; and
- the timing and amount of fluctuations in fuel prices and our ability to recover incremental fuel costs through our fuel surcharges.

The majority of our operating expenses are directly impacted by revenue and volume levels. Accordingly, we expect these operating expenses to fluctuate on a year-over-year basis consistent with the change in revenues and volumes. Therefore, the discussion of operating expense captions focuses on the key drivers and trends impacting expenses other than changes in revenues and volume.

Except as otherwise specified, references to years indicate our fiscal year ended May 31, 2013 or ended May 31 of the year referenced and comparisons are to the prior year. References to our transportation segments include, collectively, our FedEx Express, FedEx Ground and FedEx Freight segments.

RESULTS OF OPERATIONS

Consolidated Results

The following table compares summary operating results (dollars in millions, except per share amounts) for the years ended May 31:

	2013[1]	2012[2]	2011[3]	Percent Change	
				2013/2012	2012/2011
Revenues	$ 44,287	$ 42,680	$ 39,304	4	9
Operating income	2,551	3,186	2,378	(20)	34
Operating margin	5.8%	7.5%	6.1%	(170)bp	140bp
Net income	$ 1,561	$ 2,032	$ 1,452	(23)	40
Diluted earnings per share	$ 4.91	$ 6.41	$ 4.57	(23)	40

(1) Operating expenses include $560 million for business realignment costs and a $100 million impairment charge resulting from the decision to retire 10 aircraft and related engines at FedEx Express.

(2) Operating expenses include an impairment charge of $134 million resulting from the decision to retire 24 aircraft and related engines at FedEx Express and the reversal of a $66 million legal reserve which was initially recorded in 2011 at FedEx Express.

(3) Operating expenses include $133 million in costs associated with the combination of our FedEx Freight and FedEx National LTL operations, effective January 30, 2011, and a $66 million legal reserve at FedEx Express.

The following table shows changes in revenues and operating income by reportable segment for 2013 compared to 2012, and 2012 compared to 2011 (dollars in millions):

	Revenues				Operating Income			
	Dollar Change		Percent Change		Dollar Change		Percent Change	
	2013/2012	2012/2011	2013/2012	2012/2011	2013/2012	2012/2011	2013/2012	2012/2011
FedEx Express segment[1]	$ 656	$ 1,934	2	8	$ (705)	$ 32	(56)	3
FedEx Ground segment[2]	1,005	1,088	10	13	24	439	1	33
FedEx Freight segment[3]	119	371	2	8	46	337	28	193
FedEx Services segment	(91)	(13)	(5)	(1)	–	–	–	–
Other and eliminations	(82)	(4)	NM	NM	–	–	–	–
	$ 1,607	$ 3,376	4	9	$ (635)	$ 808	(20)	34

(1) FedEx Express segment 2013 operating expenses include $405 million of direct and allocated business realignment costs and an impairment charge of $100 million resulting from the decision to retire 10 aircraft and related engines. Additionally, FedEx Express segment 2012 operating expenses include an impairment charge of $134 million resulting from the decision to retire 24 aircraft and related engines and the reversal of a $66 million legal reserve that was initially recorded in 2011.

(2) FedEx Ground segment 2013 operating expenses include $105 million of allocated business realignment costs.

(3) FedEx Freight segment 2013 operating expenses include $50 million of direct and allocated business realignment costs. Additionally, FedEx Freight segment 2011 operating expenses include $133 million in costs associated with the combination of our FedEx Freight and FedEx National LTL operations, effective January 30, 2011.

Overview

Our results for 2013 reflect a significant impact of certain charges (described below), which negatively impacted our earnings by $1.31 per diluted share. Beyond these factors, our results for 2013 benefited from the strong performance of FedEx Ground, which continued to grow market share, and ongoing profit improvement at FedEx Freight. However, a decline in profitability was experienced at our FedEx Express segment resulting from ongoing shifts in demand from our priority international services to economy international services which could not be fully offset by network cost and capacity reductions in 2013.

Our 2013 results include business realignment costs of $560 million, primarily related to our voluntary cash buyout program (see "Business Realignment, Impairment and Other Charges" for additional information). Furthermore, in May 2013, we made the decision to retire from service 10 aircraft and related engines, which resulted in a noncash asset impairment charge of $100 million.

In addition, actions in 2012 at FedEx Express related to fleet modernization resulted in the accelerated retirement of certain aircraft which negatively impacted our 2013 results by $69 million due to additional depreciation recorded for the shortened lives of the aircraft.

Our 2012 revenues, operating income and operating margins reflected the exceptional performance of our FedEx Ground segment, improved profitability at FedEx Freight and increased yields across all our operating segments. Our results significantly benefited in 2012 from the timing lag that exists between when fuel prices change and when indexed fuel surcharges automatically adjust. Our 2012 results included the reversal of a $66 million legal reserve initially recorded in 2011 and an aircraft impairment charge of $134 million at FedEx Express.

The following graphs for FedEx Express, FedEx Ground and FedEx Freight show selected volume trends (in thousands) for the years ended May 31:


FedEx Express U.S. Domestic
Average Daily Package Volume
2,800
2,700
2,600
2,500
2,400
2,638
2,684
2,577
2,543
2010
2011
2012
2013


FedEx Express International(1)
Average Daily Package Volume
1,200
1,000
800
600
400
200
0
523
575
559
576
318
348
495
785
2010
2011
2012
2013
International export
International domestic


FedEx Ground
Average Daily Package Volume
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
3,523
3,746
3,907
4,222
1,222
1,432
1,692
2,058
2010
2011
2012
2013
FedEx Ground
SmartPost


FedEx Freight
Average Daily LTL Shipments
90.0
85.0
80.0
75.0
82.3
86.0
84.9
85.7
2010
2011
2012
2013


FedEx Express and FedEx Ground
Total Average Daily Package Volume
10,500
10,000
9,500
9,000
8,500
8,000
8,224
8,785
9,230
10,184
2010
2011
2012
2013

(1) International domestic average daily package volume includes our international intra-country express operations, including acquisitions in India (February 2011), Mexico (July 2011), Poland (June 2012), France (July 2012) and Brazil (July 2012).

The following graphs for FedEx Express, FedEx Ground and FedEx Freight show selected yield trends for the years ended May 31:


FedEx Express U.S. Domestic
Revenue per Package – Yield
$19.00
$18.00
$17.00
$16.00
$15.00
$14.00
$13.00
$14.61
$15.59
$17.12
$17.33
2010
2011
2012
2013


FedEx Express International
Revenue per Package – Yield
$70.00
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
$0
$53.10
$56.08
$60.83
$58.72
$7.14
$7.38
$6.74
$6.99
2010
2011
2012
2013
International export composite
International domestic


FedEx Ground
Revenue per Package – Yield
$10.00
$8.00
$6.00
$4.00
$2.00
$0
$7.73
$8.17
$8.77
$8.94
$1.56
$1.72
$1.81
$1.77
2010
2011
2012
2013
FedEx Ground
SmartPost


FedEx Freight
LTL Revenue per Hundredweight – Yield
$22.00
$20.00
$18.00
$16.00
$17.07
$18.24
$19.57
$19.94
2010
2011
2012
2013

Revenue

Revenues increased 4% in 2013 primarily driven by increases in international domestic revenue at FedEx Express and volume growth at FedEx Ground. At FedEx Ground, revenues increased 10% in 2013 primarily due to volume growth from market share gains. At FedEx Express, revenues increased 2% due to increases in international domestic revenues from recent acquisitions and growth in our freight-forwarding business at FedEx Trade Networks. Base revenue growth at FedEx Express in 2013 was constrained by global economic conditions as shifts in demand from our priority international services to our economy international services and lower rates resulted in declines in international export package yields. At FedEx Freight, revenues increased 2% as a result of higher yield and average daily LTL shipments.

During 2012, revenues increased 9% due to yield growth across all our transportation segments. At FedEx Express, revenues increased 8% in 2012 led by higher U.S. domestic and international export package yields. However, U.S. domestic package and international export package volumes declined due to weakening global economic conditions. Revenues increased 13% during 2012 at our FedEx Ground segment due to higher yields and strong demand for all our major services. At FedEx Freight, revenues increased 8% during 2012 due to higher LTL yield as a result of higher fuel surcharges and yield management programs, despite a decrease in volume.

Operating Income

The following tables compare operating expenses expressed as dollar amounts (in millions) and as a percent of revenue for the years ended May 31:

	2013	2012	2011
Operating expenses:			
Salaries and employee benefits	$ 16,570	$ 16,099	$ 15,276
Purchased transportation	7,272	6,335	5,674
Rentals and landing fees	2,521	2,487	2,462
Depreciation and amortization	2,386	2,113	1,973
Fuel	4,746	4,956	4,151
Maintenance and repairs	1,909	1,980	1,979
Business realignment, impairment and other charges	660[1]	134[2]	89[3]
Other[4]	5,672	5,390	5,322
Total operating expenses	$ 41,736	$ 39,494	$ 36,926

	Percent of Revenue		
	2013	2012	2011
Operating expenses:			
Salaries and employee benefits	37.4%	37.7%	38.9%
Purchased transportation	16.4	14.9	14.4
Rentals and landing fees	5.7	5.8	6.3
Depreciation and amortization	5.4	5.0	5.0
Fuel	10.7	11.6	10.6
Maintenance and repairs	4.3	4.6	5.0
Business realignment, impairment and other charges	1.5[1]	0.3[2]	0.2[3]
Other[4]	12.8	12.6	13.5
Total operating expenses	94.2	92.5	93.9
Operating margin	5.8%	7.5%	6.1%

(1) Includes predominantly severance costs associated with our voluntary buyout program and charges resulting from the decision to retire 10 aircraft and related engines at FedEx Express.

(2) Represents charges resulting from the decision to retire 24 aircraft and related engines at FedEx Express.

(3) Represents charges associated with the combination of our FedEx Freight and FedEx National LTL operations effective January 30, 2011.

(4) Includes the 2012 reversal of a $66 million legal reserve at FedEx Express that was initially recorded in 2011.

Our 2013 operating income and operating margin decreased primarily due to the impact of business realignment costs, aircraft impairment charges and accelerated aircraft depreciation (see "Overview" section above). Beyond these factors, operating income was positively impacted in 2013 by higher volumes and increased yields at our FedEx Ground segment and by increased yields and higher volumes at our FedEx Freight segment. However, the ongoing shifts in demand from priority international services to economy international services and lower rates resulted in a substantial decline in profitability at FedEx Express.

Purchased transportation increased 15% in 2013 due to volume growth at FedEx Ground, recent international business acquisitions and the expansion of our freight forwarding business at FedEx Trade Networks. Salaries and benefits increased 3% in 2013 primarily due to increases in pension and group health insurance costs, partially offset by lower incentive compensation accruals. Other expenses increased 5% in 2013 primarily due to the impact of business acquisitions and the reversal in 2012 of a legal reserve.

The following graph for our transportation segments shows our average cost of jet and vehicle fuel per gallon for the years ended May 31:


Average Fuel Cost per Gallon
$5.00
$4.00
$3.00
$2.00
$1.00
$2.69
$2.15
$3.25
$2.66
$3.80
$3.31
$3.81
$3.22
2010
2011
2012
2013
Vehicle
Jet

Fuel expense decreased 4% during 2013 primarily due to lower jet fuel prices and lower aircraft fuel usage. Our fuel surcharges, which are more fully described in the "Quantitative and Qualitative Disclosures About Market Risk" section of this MD&A, have a timing lag and are designed to pass through the price of fuel not included in our base shipping rates to our customers. Based on a static analysis of the impact to operating income of year-over-year changes in fuel prices compared to year-over-year changes in fuel surcharges, fuel had a negative impact on operating income in 2013.

Our analysis considers the estimated impact of the reduction in fuel surcharges included in the base rates charged for FedEx Express and FedEx Ground services. However, this analysis does not consider the negative effects that fuel surcharge levels may have on our business, including reduced demand and shifts by our customers to lower-yielding services. While fluctuations in fuel surcharge rates can be significant from period to period, fuel surcharges represent one of the many individual components of our pricing structure that impact our overall revenue and yield. Additional components include the mix of services sold, the base price and extra service charges we obtain for these services and the level of pricing discounts offered. In order to provide information about the impact of fuel surcharges on the trend in revenue and yield growth, we have included the comparative fuel surcharge rates in effect for 2013, 2012 and 2011 in the accompanying discussions of each of our transportation segments.

In 2012, operating income increased 34% and operating margin increased 140 basis points driven by higher yields across all our transportation segments due to higher fuel surcharges and our yield management programs. Our results also significantly benefited in 2012 from the timing lag that exists between when fuel prices change and when indexed fuel surcharges automatically adjust. FedEx Ground segment operating income increased $439 million in 2012 driven by higher yields and strong demand for all our major services. At our FedEx Freight segment, operating income increased $337 million due to higher LTL yield and efficiencies gained from the combination of our LTL operations in 2011.

Salaries and benefits increased 5% in 2012 primarily due to higher incentive compensation costs and the full reinstatement of 401(k) company-matching contributions effective January 1, 2011. Purchased transportation costs increased 12% in 2012 due to volume growth and higher fuel surcharges at FedEx Ground, costs associated with the expansion of our freight forwarding business at FedEx Trade Networks and higher utilization of third-party transportation providers in international locations primarily due to business acquisitions at FedEx Express.

Fuel expense increased 19% during 2012 primarily due to price increases. Based on a static analysis of the impact to operating income of year-over-year changes in fuel prices compared to year-over-year changes in fuel surcharges, fuel surcharges significantly exceeded incremental fuel costs in 2012.

Other Income and Expense

Interest expense increased $30 million in 2013 primarily due to a reduction in capitalized interest and increased interest expense from 2013 debt issuances. Other expense increased in 2013 driven by foreign currency translation due to global currency volatility. Interest expense decreased $34 million in 2012 due to debt maturities, an increase in capitalized interest related to the timing of progress payments on aircraft purchases and lower financing fees.

Income Taxes

Our effective tax rate was 36.4% in 2013, 35.3% in 2012 and 35.9% in 2011. Our 2012 rate was favorably impacted by the conclusion of the Internal Revenue Service ("IRS") audit of our 2007-2009 consolidated income tax returns. Our permanent reinvestment strategy with respect to unremitted earnings of our foreign subsidiaries provided a 1.2% benefit to our 2013 effective tax rate. Our total permanently reinvested foreign earnings were $1.3 billion at the end of 2013 and $1.0 billion at the end of 2012.

Our current federal income tax expenses in 2013, 2012 and 2011 were significantly reduced by accelerated depreciation deductions we claimed under provisions of the American Taxpayer Relief Act of 2013 and the Tax Relief and the Small Business Jobs Acts of 2010. Those Acts, designed to stimulate new business investment in the U.S., accelerated our depreciation deductions for qualifying investments, such as our Boeing 777 Freighter ("B777F") aircraft. These were timing benefits only, in that depreciation accelerated into an earlier year is foregone in later years. Our 2013 current provision for federal income taxes was, therefore, higher than in 2012 and 2011.

The components of the provision for federal income taxes for the years ended May 31 were as follows (in millions):

	2013	2012	2011
Current	$ 512	$ (120)	$ 79
Deferred	175	947	485
Total Federal Provision	$ 687	$ 827	$ 564

For 2014, we expect our effective tax rate to be between 36.5% and 37.0%. The actual rate, however, will depend on a number of factors, including the amount and source of operating income. We also expect our current federal income tax expense will increase in 2014 due to lower accelerated depreciation benefits than in prior years.

Additional information on income taxes, including our effective tax rate reconciliation, liabilities for uncertain tax positions and our global tax profile can be found in Note 12 of the accompanying consolidated financial statements.

Business Acquisitions

During 2013, we expanded the international service offerings of FedEx Express by completing the following business acquisitions:

- Rapidão Cometa Logística e Transporte S.A., a Brazilian transportation and logistics company, for $398 million in cash from operations on July 4, 2012
- TATEX, a French express transportation company, for $55 million in cash from operations on July 3, 2012
- Opek Sp. z o.o., a Polish domestic express package delivery company, for $54 million in cash from operations on June 13, 2012

These acquisitions give us more robust transportation networks within these countries and added capabilities in these important international markets. See Note 3 of the accompanying consolidated financial statements for further discussion of these acquisitions.

In 2012, we completed our acquisition of Servicios Nacionales Mupa, S.A. de C.V. (MultiPack), a Mexican domestic express package delivery company, for $128 million in cash from operations on July 25, 2011. In 2011, we completed the acquisition of the Indian logistics, distribution and express businesses of AFL Pvt. Ltd. and its affiliate Unifreight India Pvt. Ltd. for $96 million in cash from operations on February 22, 2011.

The financial results of these acquired businesses are included in the FedEx Express segment from the date of acquisition and were not material, individually or in the aggregate, to our results of operations and therefore, pro forma financial information has not been presented. Substantially all of the purchase price in each of these acquisitions was allocated to goodwill, which was entirely attributed to our FedEx Express reporting unit.

On June 20, 2013, we signed agreements to acquire the businesses operated by our current service provider Supaswift (Pty) Ltd. in five countries in Southern Africa. The acquisition will be funded with cash from operations and is expected to be completed in the second half of 2014, subject to customary closing conditions. The financial results of the acquired businesses will be included in the FedEx Express segment from the date of acquisition and will be immaterial to our 2014 results.

Business Realignment, Impairment and Other Charges

During 2013, we announced profit improvement programs primarily through initiatives at FedEx Express and FedEx Services that include the following:

> Cost reductions in selling, general and administrative functions through headcount reductions, streamlining of processes and elimination of less essential work, as well as deriving greater value from strategic sourcing

> Modernization of our aircraft fleet, transformation of the U.S. domestic operations and international profit improvements at FedEx Express

> Improved efficiencies and lower costs of information technology at FedEx Services

During 2013, we conducted a program to offer voluntary cash buyouts to eligible U.S.-based employees in certain staff functions. The voluntary buyout program includes voluntary severance payments and funding to healthcare reimbursement accounts, with the voluntary severance calculated based on four weeks of gross base salary for every year of FedEx service up to a maximum payment of two years of pay. This program was completed in the fourth quarter and approximately 3,600 employees have left or will be voluntarily leaving the company by the end of 2014. Eligible employees are scheduled to vacate positions in phases to ensure a smooth transition in the impacted functions so that we maintain service levels to our customers. Of the total population leaving the company, approximately 40% of the employees vacated positions on May 31, 2013. An additional 35% will depart throughout 2014 and approximately 25% of this population will remain until May 31, 2014. Costs of the benefits provided under the voluntary program were recognized as special termination benefits in the period that eligible employees accepted their offers.

We incurred costs of $560 million ($353 million, net of tax, or $1.11 per diluted share) during 2013 associated with our business realignment activities. These costs related primarily to severance for employees who accepted voluntary buyouts in the third and fourth quarters of 2013. Payments will be made at the time of departure. Approximately $180 million was paid under this program during 2013. The cost of the buyout program is included in the caption "Business realignment, impairment and other charges" in our consolidated statements of income. Also included in that caption are other external costs directly attributable to our business realignment activities, such as professional fees.

In addition, actions in 2012 at FedEx Express related to fleet modernization resulted in accelerated depreciation of $69 million in 2013 included in the caption "Depreciation and amortization" in our consolidated statements of income as we shortened the lives of certain aircraft.

In May 2013, we made the decision to retire from service two Airbus A310-200 aircraft and four related engines, three Airbus A310-300 aircraft and two related engines, and five Boeing MD10-10 aircraft and 15 related engines. As a consequence of this decision, a noncash impairment charge of $100 million ($63 million, net of tax, or $0.20 per diluted share) was recorded in the fourth quarter. The decision to retire these aircraft, which were temporarily idled and not in revenue service, aligns with the plans of FedEx Express to modernize its aircraft fleet and improve its global network.

In May 2012, we retired from service 24 aircraft and related engines, the majority of which were temporarily idled and not in revenue service. As a consequence of this decision, a noncash impairment charge of $134 million ($84 million, net of tax, or $0.26 per diluted share) was recorded in the fourth quarter of 2012.

See the "Long-lived Assets" section of our "Critical Accounting Estimates" for a discussion of our accounting for aircraft retirement decisions.

Outlook

We anticipate revenue and earnings growth in 2014 driven by the continued strong performance of our FedEx Ground and FedEx Freight businesses and improving performance at FedEx Express. Our expected results for 2014 will be constrained by moderate growth in the global economy and continued challenges from the demand shift trend from our priority international services to our economy international services. In response to these trends, we will be evaluating additional capacity reductions and other actions in 2014. During 2014 we will incur incremental costs to transform our information technology operations at FedEx Services in connection with our profit improvement programs, which will increase the costs allocated to our transportation segments. In May 2013, in conjunction with the retirement of aircraft, FedEx Express shortened the depreciable lives of 76 aircraft and related engines. As a result of this decision and the 2012 decision to shorten the depreciable lives of 54 aircraft, we expect to incur additional year-over-year accelerated depreciation expense of $74 million in 2014. However, lower pension expense in 2014 will positively impact our operating results.

In addition to continued profit improvements in the base businesses at FedEx Ground and FedEx Freight, our profit improvement programs announced in 2013 are targeting annual profitability improvement of $1.6 billion at FedEx Express by the end of 2016 (from the full year 2013 base business). Collectively, these initiatives are expected to increase margins, improve cash flows and increase our competitiveness. However, the amount of benefit ultimately realized will vary depending upon future customer demand, particularly for priority international services. We expect to begin realizing a portion of the benefits of these programs in 2014; however, the majority of the benefits, including those from our voluntary severance program, will not occur until 2015 and 2016.

Our capital expenditures for 2014 are expected to increase to approximately $4.0 billion for additional aircraft deliveries in 2014 to support our fleet modernization program and continued expansion of the FedEx Ground network. We will continue to evaluate our investments in critical long-term strategic projects to ensure our capital expenditures generate high returns on investments and are balanced with our outlook for global economic conditions. For additional details on key 2014 capital projects, refer to the "Capital Resources" and "Liquidity Outlook" sections of this MD&A.

Our outlook is dependent upon a stable pricing environment for fuel, as volatility in fuel prices impacts our fuel surcharge levels, fuel expense and demand for our services. Historically, our fuel surcharges have largely offset incremental fuel costs; however, volatility in fuel costs may impact earnings because adjustments to our fuel surcharges lag changes in actual fuel prices paid. Therefore, the trailing impact of adjustments to our fuel surcharges can significantly affect our earnings either positively or negatively in the short-term.

As described in Note 18 of the accompanying consolidated financial statements and the "Independent Contractor Model" section of our FedEx Ground segment MD&A, we are involved in a number of lawsuits and other proceedings that challenge the status of FedEx Ground's owner-operators as independent contractors. FedEx Ground anticipates continuing changes to its relationships with its owner-operators. The nature, timing and amount of any changes are dependent on the outcome of numerous future events. We cannot reasonably estimate the potential impact of any such changes or a meaningful range of potential outcomes, although they could be material. However, we do not believe that any such changes will impair our ability to operate and profitably grow our FedEx Ground business.

See "Risk Factors" for a discussion of these and other potential risks and uncertainties that could materially affect our future performance.

Seasonality of Business

Our businesses are cyclical in nature, as seasonal fluctuations affect volumes, revenues and earnings. Historically, the U.S. express package business experiences an increase in volumes in late November and December. International business, particularly in the Asia-to-U.S. market, peaks in October and November in advance of the U.S. holiday sales season. Our first and third fiscal quarters, because they are summer vacation and post winter-holiday seasons, have historically experienced lower volumes relative to other periods. Normally, the fall is the busiest shipping period for FedEx Ground, while late December, June and July are the slowest periods. For FedEx Freight, the spring and fall are the busiest periods and the latter part of December through February is the slowest period. For FedEx Office, the summer months are normally the slowest periods. Shipment levels, operating costs and earnings for each of our companies can also be adversely affected by inclement weather, particularly the impact of severe winter weather in our third fiscal quarter.

Recent Accounting Guidance

New accounting rules and disclosure requirements can significantly impact our reported results and the comparability of our financial statements.

On June 1, 2012, we adopted the authoritative guidance issued by the Financial Accounting Standards Board ("FASB") on the presentation of comprehensive income. The new guidance requires companies to report components of comprehensive income by including comprehensive income on the face of the income statement or in a separate statement of comprehensive income. We have adopted this guidance by including a separate statement of comprehensive income (loss) for the three years ending May 31, 2013 and by including expanded accumulated other comprehensive income disclosure requirements in the notes to our consolidated financial statements. In addition, on June 1, 2012, we adopted the FASB's amendments to the fair value measurements and disclosure requirements, which expanded existing disclosure requirements regarding the fair value of our long-term debt.

In February 2013, the FASB issued new guidance requiring additional information about reclassification adjustments out of comprehensive income, including changes in comprehensive income balances by component and significant items reclassified out of comprehensive income. This new standard is effective for our fiscal year ending May 31, 2014 and will have no impact on our financial condition or results of operations.

In May 2013, the FASB issued a revised exposure draft outlining proposed changes to the accounting for leases. Under the revised exposure draft, the recognition, measurement and presentation of expenses and cash flows arising from a lease would depend primarily on whether the lessee is expected to consume more than an insignificant portion of the economic benefits embedded in the underlying asset. A right-of-use asset and a liability to make lease payments will be recognized on the balance sheet for all leases (except short-term leases). The enactment of this proposal will have a significant impact on our accounting and financial reporting. The FASB has not yet proposed an effective date of this proposal.

We believe that no other new accounting guidance was adopted or issued during 2013 that is relevant to the readers of our financial statements. However, there are numerous new proposals under development which, if and when enacted, may have a significant impact on our financial reporting.

Reportable Segments

FedEx Express, FedEx Ground and FedEx Freight represent our major service lines and, along with FedEx Services, form the core of our reportable segments. Our reportable segments include the following businesses:

FedEx Express Segment	> FedEx Express (express transportation) > FedEx Trade Networks (air and ocean freight forwarding and customs brokerage) > FedEx SupplyChain Systems (logistics services)
FedEx Ground Segment	> FedEx Ground (small-package ground delivery) > FedEx SmartPost (small-parcel consolidator)
FedEx Freight Segment	> FedEx Freight (LTL freight transportation) > FedEx Custom Critical (time-critical transportation)
FedEx Services Segment	> FedEx Services (sales, marketing, information technology, communications and back-office functions) > FedEx TechConnect (customer service, technical support, billings and collections) > FedEx Office (document and business services and package acceptance)

FedEx Services Segment

The FedEx Services segment operates combined sales, marketing, administrative and information technology functions in shared services operations that support our transportation businesses and allow us to obtain synergies from the combination of these functions. For the international regions of FedEx Express, some of these functions are performed on a regional basis by FedEx Express and reported in the FedEx Express segment in their natural expense line items. The FedEx Services segment includes: FedEx Services, which provides sales, marketing, information technology, communications and back-office support to our other companies; FedEx TechConnect, which is responsible for customer service, technical support, billings and collections for U.S. customers of our major business units; and FedEx Office, which provides an array of document and business services and retail access to our customers for our package transportation businesses.

The FedEx Services segment provides direct and indirect support to our transportation businesses, and we allocate all of the net operating costs of the FedEx Services segment (including the net operating results of FedEx Office) to reflect the full cost of operating our transportation businesses in the results of those segments. Within the FedEx Services segment allocation, the net operating results of FedEx Office, which are an immaterial component of our allocations, are allocated to FedEx Express and FedEx Ground. The allocations of net operating costs are based on metrics such as relative revenues or estimated services provided. We believe these allocations approximate the net cost of providing these functions. We review and evaluate the performance of our transportation segments based on operating income (inclusive of FedEx Services segment allocations). For the FedEx Services segment, performance is evaluated based on the impact of its total allocated net operating costs on our transportation segments.

The operating expenses line item "Intercompany charges" on the accompanying unaudited financial summaries of our transportation segments reflects the allocations from the FedEx Services segment to the respective transportation segments. The "Intercompany charges" caption also includes charges and credits for administrative services provided between operating companies and certain other costs such as corporate management fees related to services received for general corporate oversight, including executive officers and certain legal and finance functions. We believe these allocations approximate the net cost of providing these functions.

Other Intersegment Transactions

Certain FedEx operating companies provide transportation and related services for other FedEx companies outside their reportable segment. Billings for such services are based on negotiated rates, which we believe approximate fair value, and are reflected as revenues of the billing segment. These rates are adjusted from time to time based on market conditions. Such intersegment revenues and expenses are eliminated in our consolidated results and are not separately identified in the following segment information, because the amounts are not material.

FedEx Express Segment

FedEx Express offers a wide range of U.S. domestic and international shipping services for delivery of packages and freight including priority services, which provide time-definite delivery within one, two, or three business days worldwide, and deferred or economy services, which provide time-definite delivery within five business days worldwide.

The following tables compare revenues, operating expenses, operating expenses as a percent of revenue, operating income and operating margin (dollars in millions) for the years ended May 31:

	2013	2012	2011	Percent Change 2013/ 2012	Percent Change 2012/ 2011
Revenues:					
Package:					
U.S. overnight box	$ 6,513	$ 6,546	$ 6,128	(1)	7
U.S. overnight envelope	1,705	1,747	1,736	(2)	1
U.S. deferred	3,020	3,001	2,805	1	7
Total U.S. domestic package revenue	11,238	11,294	10,669	–	6
International priority	6,586	6,849	6,760	(4)	1
International economy	2,046	1,859	1,468	10	27
Total international export package revenue	8,632	8,708	8,228	(1)	6
International domestic[1]	1,398	853	653	64	31
Total package revenue	21,268	20,855	19,550	2	7
Freight:					
U.S.	2,562	2,498	2,188	3	14
International priority	1,678	1,827	1,722	(8)	6
International airfreight	276	307	283	(10)	8
Total freight revenue	4,516	4,632	4,193	(3)	10
Other[2]	1,387	1,028	838	35	23
Total revenues	27,171	26,515	24,581	2	8
Operating expenses:					
Salaries and employee benefits	10,045	9,657	9,183	4	5
Purchased transportation	2,331	1,828	1,573	28	16
Rentals and landing fees	1,684	1,680	1,672	–	–
Depreciation and amortization	1,350	1,169	1,059	15	10
Fuel	4,130	4,304	3,553	(4)	21
Maintenance and repairs	1,244	1,332	1,353	(7)	(2)
Business realignment, impairment and other charges[3]	243	134	–	NM	NM
Intercompany charges[4]	2,379	2,193	2,043	8	7
Other[5]	3,210	2,958	2,917	9	1
Total operating expenses	26,616	25,255	23,353	5	8
Operating income	$ 555	$ 1,260	$ 1,228	(56)	3
Operating margin[6]	2.0%	4.8%	5.0%	(280)bp	(20)bp

	Percent of Revenue 2013	2012	2011
Operating expenses:			
Salaries and employee benefits	37.0%	36.4%	37.4%
Purchased transportation	8.6	6.9	6.4
Rentals and landing fees	6.2	6.3	6.8
Depreciation and amortization	5.0	4.4	4.3
Fuel	15.2	16.2	14.4
Maintenance and repairs	4.6	5.0	5.5
Business realignment, impairment and other charges[3]	0.9	0.5	–
Intercompany charges[4]	8.7	8.3	8.3
Other[5]	11.8	11.2	11.9
Total operating expenses	98.0	95.2	95.0
Operating margin[6]	2.0%	4.8%	5.0%

(1) International domestic revenues include our international intra-country express operations including acquisitions in India (February 2011), Mexico (July 2011), Poland (June 2012), France (July 2012) and Brazil (July 2012).

(2) Includes FedEx Trade Networks and FedEx SupplyChain Systems.

(3) 2013 includes $143 million of predominantly severance costs associated with our voluntary buyout program and a $100 million impairment charge resulting from the decision to retire 10 aircraft and related engines. 2012 represents impairment charges resulting from the decision to retire 24 aircraft and related engines.

(4) Includes allocations of $262 million in 2013 for business realignment costs.

(5) Includes the 2012 reversal of a $66 million legal reserve that was initially recorded in 2011.

(6) The direct and indirect charges described in notes (3) and (4) above reduced 2013 operating margin by 190 basis points. The charges and credit described in notes (3) and (5) above reduced 2012 operating margin by 20 basis points.

The following table compares selected statistics (in thousands, except yield amounts) for the years ended May 31:

	2013	2012	2011	Percent Change 2013/ 2012	Percent Change 2012/ 2011
Package Statistics[1]					
Average daily package volume (ADV):					
U.S. overnight box	1,134	1,146	1,184	(1)	(3)
U.S. overnight envelope	574	586	627	(2)	(7)
U.S. deferred	835	845	873	(1)	(3)
Total U.S. domestic ADV	2,543	2,577	2,684	(1)	(4)
International priority	421	421	459	–	(8)
International economy	155	138	116	12	19
Total international export ADV	576	559	575	3	(3)
International domestic[2]	785	495	348	59	42
Total ADV	3,904	3,631	3,607	8	1
Revenue per package (yield):					
U.S. overnight box	$ 22.52	$ 22.31	$ 20.29	1	10
U.S. overnight envelope	11.66	11.65	10.86	–	7
U.S. deferred	14.18	13.87	12.60	2	10
U.S. domestic composite	17.33	17.12	15.59	1	10
International priority	61.28	63.47	57.68	(3)	10
International economy	51.77	52.77	49.76	(2)	6
International export composite	58.72	60.83	56.08	(3)	8
International domestic[2]	6.99	6.74	7.38	4	(9)
Composite package yield	21.36	22.44	21.25	(5)	6
Freight Statistics[1]					
Average daily freight pounds:					
U.S.	7,612	7,487	7,340	2	2
International priority	3,048	3,303	3,184	(8)	4
International airfreight	1,066	1,171	1,235	(9)	(5)
Total average daily freight pounds	11,726	11,961	11,759	(2)	2
Revenue per pound (yield):					
U.S.	$ 1.32	$ 1.30	$ 1.17	2	11
International priority	2.16	2.16	2.12	–	2
International airfreight	1.01	1.02	0.90	(1)	13
Composite freight yield	1.51	1.51	1.40	–	8

(1) Package and freight statistics include only the operations of FedEx Express.

(2) International domestic statistics include our international intra-country express operations, including acquisitions in India (February 2011), Mexico (July 2011), Poland (June 2012), France (July 2012) and Brazil (July 2012).

FedEx Express Segment Revenues

FedEx Express segment revenues increased 2% in 2013 primarily due to the impact of new business acquisitions and growth in our freight-forwarding business at FedEx Trade Networks. Core revenue growth was constrained by global economic conditions as revenue growth from higher international export volume was offset by decreased yields due to shifts in demand from our priority international services to our economy international services, as well as lower rates. In 2013, international domestic revenues increased 64% due to recent acquisitions in Brazil, France and Poland. International export revenues were down in 2013 as revenue per package decreased 3% due to the demand shift to our lower-yielding economy services and lower rates, while volume increased 3% driven by our economy services. A decrease in U.S. domestic package volumes more than offset an increase in U.S. domestic package yield, resulting in slightly lower U.S. domestic package revenues in 2013. Total average daily freight pounds decreased 2% in 2013 due to weakness in economic global conditions.

FedEx Express segment revenues increased 8% in 2012 primarily due to an increase in U.S. domestic and international export package yields, partially offset by decreases in U.S. domestic and international export package volumes. In 2012, U.S. domestic package yields increased 10% due to higher fuel surcharges and increased rate per pound. International export package yields increased 8% in 2012 due to higher fuel surcharges, increased package weights and increased rate per pound. Continued softness in the global economy resulted in decreased demand for our U.S. domestic and international export package services in 2012. International export revenue growth was negatively impacted by a lower-yielding mix of services, consisting of growth in deferred services and declines in premium services.

Our fuel surcharges are indexed to the spot price for jet fuel. Using this index, the U.S. domestic and outbound fuel surcharge and the international fuel surcharges ranged as follows for the years ended May 31:

	2013	2012	2011
U.S. Domestic and Outbound Fuel Surcharge:			
Low	10.00%	11.50%	7.00%
High	14.50	16.50	15.50
Weighted-average	11.84	14.23	9.77
International Fuel Surcharges:			
Low	12.00	13.50	7.00
High	20.50	23.00	21.00
Weighted-average	17.02	17.45	12.36

In both January 2013 and 2012, we implemented a 5.9% average list price increase for FedEx Express U.S. domestic, U.S. export and U.S. import services, while we lowered our fuel surcharge index by two percentage points.

FedEx Express Segment Operating Income

FedEx Express segment operating results were negatively impacted by $405 million of costs associated with our business realignment program, both directly and through intercompany allocations. Additionally, results for 2013 were negatively impacted by a $100 million impairment charge as a result of the decision to retire 10 aircraft and related engines from service. FedEx Express incurred $69 million in year-over-year incremental depreciation costs in 2013 due to the decision in 2012 to accelerate the retirement of certain aircraft. Operating income and operating margin also decreased in 2013 due to the demand shift toward lower-yielding international services. Operating comparisons were also impacted by an aircraft impairment charge in 2012 and a legal reserve accrual reversal as discussed below.

Purchased transportation costs increased 28% in 2013 due to recent business acquisitions and costs associated with the expansion of our freight forwarding business at FedEx Trade Networks. Salaries and benefits increased 4% in 2013 due to recent acquisitions and higher pension costs, partially offset by lower incentive compensation accruals. Other operating expenses increased 9% due to the impact of recent business acquisitions and the negative year-over-year comparison of the legal reserve accrual reversal in 2012. Depreciation and amortization expense increased 15% in 2013 as a result of aircraft recently placed into service and accelerated depreciation due to the shortened life of certain aircraft.

FedEx Express aircraft maintenance and repairs costs are largely driven by aircraft utilization and required periodic maintenance events. When newer aircraft are introduced into our operating fleet, less maintenance costs are incurred. As a part of our fleet modernization program, FedEx Express has retired older, less efficient aircraft prior to required periodic maintenance events and has introduced newly manufactured aircraft into the fleet. As a result, a decrease in maintenance and repairs costs was experienced in 2013 and 2012.

Fuel costs decreased 4% in 2013 due to lower jet fuel prices and lower aircraft fuel usage. Based on a static analysis of the net impact of year-over-year changes in fuel prices compared to year-over-year changes in fuel surcharges, fuel had a slightly positive impact in 2013. This analysis considers the estimated impact of the reduction in fuel surcharges included in the base rates charged for FedEx Express services.

FedEx Express segment operating income increased 3% in 2012 primarily due to the benefit from the timing lag that exists between when fuel prices change and when indexed fuel surcharges automatically adjust and U.S. domestic and international export package yield improvements. Results of the FedEx Express segment reflect the impact of two one-time items in 2012. FedEx Express segment results for 2012 were negatively impacted by $134 million as a result of the decision to retire from service 18 Airbus A310-200 aircraft and 26 related engines as well as six Boeing MD10-10 aircraft and 17 related engines to better align the U.S. domestic air network capacity of FedEx Express to match current and anticipated shipment volumes. The 2012 operating results at the FedEx Express segment were favorably impacted by the reversal of a legal reserve of $66 million that was initially recorded in 2011. FedEx Express segment results also benefited from a milder winter compared to the negative impact of unusually severe winter weather in 2011.

Salaries and employee benefits increased 5% in 2012 due to higher incentive compensation accruals and the full reinstatement of 401(k) company-matching contributions effective January 1, 2011. Purchased transportation costs increased 16% in 2012 due to costs associated with the expansion of our freight forwarding business at FedEx Trade Networks, business acquisitions in India and Mexico and higher utilization of third-party transportation providers, primarily in Europe. Intercompany charges increased 7% in 2012 due to higher allocated variable incentive compensation expenses.

Fuel costs increased 21% in 2012 due to increases in the average price per gallon of fuel. Fuel usage in 2012 was down slightly.

FedEx Express Segment Outlook

We expect revenues and earnings to increase at FedEx Express during 2014 due to slight growth in our international package and international domestic services. In addition, we expect operating income to improve through ongoing execution of our profit improvement programs including improving yields, adjusting network capacity and reducing structural costs. However, the demand shift from our priority international services to our economy international services will continue to constrain earnings growth in 2014. Base yields on priority international services at FedEx Express continue to weaken based on our customers' accelerating preference for our lower-yielding services. Given the persistence of this trend, we will continue evaluating further actions to adjust our FedEx Express network capacity and shift lower yielding services into lower cost delivery networks.

Capital expenditures at FedEx Express are expected to increase in 2014 driven by an increase in aircraft investment. We will continue to modernize our aircraft fleet at FedEx Express during 2014 by adding newer aircraft that are more reliable, fuel-efficient and technologically advanced, and retiring older, less-efficient aircraft. Due to the accelerated retirement of certain aircraft and related engines to aid in modernizing our fleet and improving our global network, we expect an additional $74 million in year-over-year depreciation expense in 2014.

In April 2013, FedEx Express was selected as the sole awardee of the recent U.S. Postal Service air cargo solicitation, representing the majority of the United States Postal Service's ("USPS") air linehaul traffic. This new seven year agreement begins on October 1, 2013. The agreement provides reduced rates for the USPS versus the prior FedEx Express agreement and offers the opportunity for incremental revenue.

FedEx Ground Segment

FedEx Ground service offerings include day-certain service delivery to businesses in the U.S. and Canada and to nearly 100% of U.S. residences. FedEx SmartPost consolidates high-volume, low-weight, less time-sensitive business-to-consumer packages and utilizes the USPS for final delivery.

The following tables compare revenues, operating expenses, operating expenses as a percent of revenue, operating income and operating margin (dollars in millions) and selected package statistics (in thousands, except yield amounts) for the years ended May 31:

	2013	2012	2011	Percent Change 2013/2012	Percent Change 2012/2011
Revenues:					
FedEx Ground	$ 9,652	$ 8,791	$ 7,855	10	12
FedEx SmartPost	926	782	630	18	24
Total revenues	10,578	9,573	8,485	10	13
Operating expenses:					
Salaries and employee benefits	1,586	1,451	1,282	9	13
Purchased transportation	4,191	3,762	3,431	11	10
Rentals	331	284	263	17	8
Depreciation and amortization	434	389	337	12	15
Fuel	17	14	12	21	17
Maintenance and repairs	190	176	169	8	4
Intercompany charges[1]	1,148	978	897	17	9
Other	893	755	769	18	(2)
Total operating expenses	8,790	7,809	7,160	13	9
Operating income	$ 1,788	$ 1,764	$ 1,325	1	33
Operating margin[1]	16.9%	18.4%	15.6%	(150)bp	280bp
Average daily package volume:					
FedEx Ground	4,222	3,907	3,746	8	4
FedEx SmartPost	2,058	1,692	1,432	22	18
Revenue per package (yield):					
FedEx Ground	$ 8.94	$ 8.77	$ 8.17	2	7
FedEx SmartPost	$ 1.77	$ 1.81	$ 1.72	(2)	5

	Percent of Revenue 2013	2012	2011
Operating expenses:			
Salaries and employee benefits	15.0%	15.2%	15.1%
Purchased transportation	39.6	39.3	40.4
Rentals	3.1	3.0	3.1
Depreciation and amortization	4.1	4.1	4.0
Fuel	0.2	0.1	0.1
Maintenance and repairs	1.8	1.8	2.0
Intercompany charges[1]	10.9	10.2	10.6
Other	8.4	7.9	9.1
Total operating expenses	83.1	81.6	84.4
Operating margin[1]	16.9%	18.4%	15.6%

(1) Includes allocations of $105 million in 2013 for business realignment costs which reduced operating margin by 100 basis points.

FedEx Ground Segment Revenues

FedEx Ground segment revenues increased 10% during 2013 due to volume increases at both FedEx Ground and FedEx SmartPost, as well as yield growth at FedEx Ground.

FedEx Ground average daily package volume increased 8% during 2013 due to market share gains from continued growth in our FedEx Home Delivery service and increases in our commercial business. FedEx Ground yield increased 2% in 2013 primarily due to increased rates and higher residential surcharge revenue, partially offset by lower fuel surcharges and package weights.

FedEx SmartPost average daily volume grew 22% during 2013 primarily as a result of growth in e-commerce. Yields at FedEx SmartPost decreased 2% during 2013 primarily due to higher postage costs, partially offset by increased rates. FedEx SmartPost yield represents the amount charged to customers net of postage paid to the USPS.

During 2012, FedEx Ground segment revenues increased 13% due to yield and volume growth at both FedEx Ground and FedEx SmartPost.

FedEx Ground yields increased 7% during 2012 primarily due to rate increases, higher fuel surcharges and higher extra service revenue. Average daily package volume increased 4% at FedEx Ground in 2012 due to market share gains from continued growth in our FedEx Home Delivery service and an increase in our commercial business.

At FedEx SmartPost, yields increased 5% in 2012 primarily due to higher fuel surcharges and increased rates, partially offset by an unfavorable service mix. Average daily volume increased 18% at FedEx SmartPost in 2012 as a result of growth in e-commerce.

The FedEx Ground fuel surcharge is based on a rounded average of the national U.S. on-highway average price for a gallon of diesel fuel, as published by the Department of Energy. Our fuel surcharge ranged as follows for the years ended May 31:

	2013	2012	2011
Low	6.50%	7.50%	5.50%
High	8.50	9.50	8.50
Weighted-average	7.60	8.46	6.20

In January 2013 and 2012, FedEx Ground and FedEx Home Delivery implemented a 4.9% average list price increase. The full average rate increase of 5.9% was partially offset by adjusting the fuel price threshold at which the fuel surcharge begins, reducing the fuel surcharge by one percentage point. FedEx SmartPost rates also increased.

FedEx Ground Segment Operating Income

FedEx Ground segment operating income increased 1% during 2013 primarily due to volume growth and higher yields. However, operating margin decreased as the benefit of higher volume and revenue per package was more than offset by intercompany charges of $105 million associated with the business realignment program and a favorable self-insurance true-up in the prior year. Purchased transportation costs increased 11% in 2013 primarily as a result of volume growth and higher rates paid to our independent contractors. Other operating expenses increased 18% primarily due to a favorable self-insurance true-up in the prior year and higher legal expenses in the current year. Salaries and employee benefits expense increased 9% in 2013 primarily due to increased staffing to support volume growth.

FedEx Ground segment operating income increased 33% and operating margin increased 280 basis points during 2012 primarily due to higher yields and volume growth. FedEx Ground has continued to shorten transit times throughout 2012 by accelerating various lanes throughout the U.S. and Canada, while maintaining consistently high on-time service. Purchased transportation costs increased 10% in 2012 primarily as a result of volume growth and higher fuel surcharges. Salaries and employee benefits increased 13% primarily due to increased staffing to support volume growth and higher incentive compensation accruals. Intercompany charges increased 9% in 2012 primarily due to higher allocated information technology costs. Depreciation expense increased 15% in 2012 due to higher capital spending across the network, including technology and transportation equipment upgrades and an initiative to replace lighting fixtures throughout the network in order to reduce energy costs.

Independent Contractor Model

Although FedEx Ground is involved in numerous lawsuits and other proceedings (such as state tax or other administrative challenges) where the classification of its independent contractors is at issue, a number of recent judicial decisions support our classification, and we believe our relationship with the contractors is generally excellent. For a description of these proceedings, see "Risk Factors" and Note 18 of the accompanying consolidated financial statements.

FedEx Ground Segment Outlook

FedEx Ground segment revenues and operating income are expected to continue to grow in 2014, led by volume growth across all our major services due to market share gains. We also anticipate yield growth in 2014 through yield management programs. We will continue to make investments to grow our highly profitable FedEx Ground network through hub expansion and vehicle and equipment purchases. Earnings growth may be dampened slightly during periods of increased network expansion.

We will continue to vigorously defend various attacks against our independent contractor model and incur ongoing legal costs as a part of this process. While we believe that FedEx Ground's owner-operators are properly classified as independent contractors, it is reasonably possible that we could incur a material loss in connection with one or more of these matters or be required to make material changes to our contractor model. However, we do not believe that any such changes will impair our ability to operate and profitably grow our FedEx Ground business.

FedEx Freight Segment

FedEx Freight service offerings include priority services when speed is critical and economy services when time can be traded for savings. The following tables compare revenues, operating expenses, operating expenses as a percent of revenue, operating income (loss) and operating margin (dollars in millions) and selected statistics for the years ended May 31:

				Percent Change	
	2013	2012	2011	2013/ 2012	2012/ 2011
Revenues	$ 5,401	$ 5,282	$ 4,911	2	8
Operating expenses:					
Salaries and employee benefits	2,342	2,316	2,303	1	1
Purchased transportation	865	851	779	2	9
Rentals	118	114	122	4	(7)
Depreciation and amortization	217	185	205	17	(10)
Fuel	598	636	585	(6)	9
Maintenance and repairs	191	192	182	(1)	5
Business realignment, impairment and other charges[1]	3	–	89	NM	NM
Intercompany charges[2]	484	433	427	12	1
Other	375	393	394	(5)	–
Total operating expenses	5,193	5,120	5,086	1	1
Operating income (loss)	$ 208	$ 162	$ (175)	28	193
Operating margin[3]	3.9%	3.1%	(3.6)%	80bp	670bp
Average daily LTL shipments (in thousands)[4]					
Priority	59.3	60.4		(2)	
Economy	26.4	24.5		8	
Total average daily LTL shipments	85.7	84.9	86.0	1	(1)
Weight per LTL shipment (lbs)[4]					
Priority	1,237	1,202		3	
Economy	990	1,045		(5)	
Composite weight per LTL shipment	1,161	1,156	1,144	–	1
LTL yield (revenue per hundredweight)[4]					
Priority	$ 17.80	$ 18.02		(1)	
Economy	25.90	23.96		8	
Composite LTL yield	$ 19.94	$ 19.57	$ 18.24	2	7

	Percent of Revenue		
	2013	2012	2011
Operating expenses:			
Salaries and employee benefits	43.4%	43.9%	46.9%
Purchased transportation	16.0	16.1	15.9
Rentals	2.2	2.2	2.5
Depreciation and amortization	4.0	3.5	4.2
Fuel	11.1	12.0	11.9
Maintenance and repairs	3.5	3.6	3.7
Business realignment, impairment and other charges[1]	–	–	1.8
Intercompany charges[2]	9.0	8.2	8.7
Other	6.9	7.4	8.0
Total operating expenses	96.1	96.9	103.6
Operating margin[3]	3.9%	3.1%	(3.6)%

(1) 2013 includes severance costs associated with our voluntary buyout program. 2011 includes severance, impairment and other charges associated with the combination of our FedEx Freight and FedEx National LTL operations, effective January 30, 2011.

(2) Includes allocations of $47 million in 2013 for business realignment costs.

(3) The direct and indirect charges disclosed in notes (1) and (2) above reduced 2013 operating margin by 90 basis points.

(4) FedEx Freight introduced Priority and Economy services during the fourth quarter of 2011; therefore, full-year detail has not been presented for 2011.

FedEx Freight Segment Revenues

FedEx Freight segment revenues increased 2% in 2013 due to higher LTL yield and average daily LTL shipments. LTL yield increased 2% in 2013 due to improvements in FedEx Freight Economy yield resulting from higher rates and lower weight per LTL shipment. Average daily LTL shipments increased 1% in 2013 driven by our FedEx Freight Economy services offering, partially offset by transitional challenges encountered by some customers in the second half of 2013 while migrating FedEx Freight functionality to the FedEx enterprise automated platform.

Revenue per hundredweight is a commonly-used indicator of pricing trends, but this metric can be influenced by many other factors, such as changes in fuel surcharges, weight per shipment, length of haul and the mix of freight. Generally, LTL freight is rated using a standard class system for the LTL industry and classes are assigned based on transportation characteristics including density, risk and handling. Under the class system, low-value freight that is easy to handle, unlikely to damage and dense will receive lower class ratings (and lower yields) than expensive, light, bulky freight which is highly susceptible to damage (and produces higher yields). As a result, changes in revenue per hundredweight do not necessarily indicate actual changes in underlying base rates.

During 2012, FedEx Freight revenues increased 8% due to increased LTL yield and weight per LTL shipment, partially offset by lower average daily LTL shipments. LTL yield increased 7% during 2012 due to higher fuel surcharges and base yield improvement. Average daily LTL shipments decreased 1% in 2012; however, during the second half of 2012, LTL shipment year-over-year comparisons improved sequentially (2% in the third quarter and 4% in the fourth quarter) due to enhanced service levels, strong customer satisfaction from our service offerings and the impact of severe weather in the prior year.

The indexed LTL fuel surcharge is based on the average of the national U.S. on-highway average price for a gallon of diesel fuel, as published by the Department of Energy. The indexed LTL fuel surcharge ranged as follows for the years ended May 31:

	2013	2012	2011
Low	21.80%	19.80%	15.10%
High	24.40	24.30	20.70
Weighted-average	23.38	22.90	17.00

On June 10, 2013, FedEx Freight announced it will increase U.S. and certain other shipping rates by an average of 4.5% effective on July 1, 2013. In July 2012, FedEx Freight implemented a rate increase of 6.9% for LTL shipments. In June 2011, FedEx Freight increased the fuel surcharge rate to a maximum of 3.6 percentage points above previous levels.

FedEx Freight Segment Operating Income

The FedEx Freight segment operating results for 2013 improved as a result of LTL yield growth and increased average daily LTL shipments, along with ongoing improvement in operational efficiencies in our integrated network. However, operating results for 2013 were negatively impacted by $50 million of costs associated with our business realignment program both directly and through intercompany allocations.

Depreciation and amortization expense increased 17% due to continued investment in replacement transportation equipment. Salaries and employee benefits increased 1% in 2013 primarily due to increases in volume and higher healthcare, workers' compensation and pension costs, partially offset by operational efficiencies and lower incentive compensation. Purchased transportation costs increased 2% in 2013 due to increased utilization of rail and higher rates, partially offset by a lower cost per mile due to our ability to optimize mode of transportation.

Fuel costs decreased 6% in 2013 due to increased utilization of rail and fuel efficiency improvements. Based on a static analysis of the net impact of year-over-year changes in fuel prices compared to year-over-year changes in fuel surcharges, fuel had a minimal impact on operating income in 2013.

In 2012, the FedEx Freight segment operating income increased significantly as a result of higher fuel surcharges, yield growth and ongoing improvements in operational efficiencies due to the combination of our FedEx Freight and FedEx National LTL operations in 2011. Additionally, the FedEx Freight segment's 2012 results benefited from milder winter weather, while our 2011 results were negatively impacted by unusually severe winter weather.

Purchased transportation costs increased 9% in 2012 due to higher rates and the increased utilization of rail, partially offset by a lower cost per mile due to our ability to optimize mode of transportation while meeting service standards. Fuel costs increased 9% in 2012 due to a higher average price per gallon of diesel fuel, partially offset by the increased utilization of rail. Based on a static analysis of the net impact of year-over-year changes in fuel prices compared to year-over-year changes in fuel surcharges, fuel had a positive impact to operating income in 2012. Depreciation and amortization expense decreased 10% in 2012 primarily due to accelerated depreciation in 2011 associated with the combination of our LTL operations.

FedEx Freight Segment Outlook

We expect modest revenue growth at the FedEx Freight segment in 2014 driven by yield and volume initiatives from our differentiated LTL services.

FedEx Freight operating income and operating margin are expected to increase in 2014 driven by improvements in yields and volume, as well as continued improvement in productivity and efficiency across our integrated network. We will continue to use investments in technology, focused on network and equipment planning and customer automation, to further enhance customer service levels throughout 2014.

Capital expenditures in 2014 are expected to be comparable to 2013, with the majority of our spending for replacement of vehicles and freight handling equipment.

FINANCIAL CONDITION

Liquidity

Cash and cash equivalents totaled $4.9 billion at May 31, 2013, compared to $2.8 billion at May 31, 2012. The following table provides a summary of our cash flows for the periods ended May 31 (in millions):

	2013	2012	2011
Operating activities:			
Net income	$ 1,561	$ 2,032	$ 1,452
Business realignment, impairment and other charges	479	134	29
Other noncash charges and credits	3,183	3,504	2,892
Changes in assets and liabilities	(535)	(835)	(332)
Cash provided by operating activities	4,688	4,835	4,041
Investing activities:			
Capital expenditures	(3,375)	(4,007)	(3,434)
Business acquisitions, net of cash acquired	(483)	(116)	(96)
Proceeds from asset dispositions and other	55	74	111
Cash used in investing activities	(3,803)	(4,049)	(3,419)
Financing activities:			
Purchase of treasury stock	(246)	(197)	–
Principal payments on debt	(417)	(29)	(262)
Proceeds from debt issuance	1,739	–	–
Dividends paid	(177)	(164)	(151)
Other	285	146	126
Cash provided by (used in) financing activities	1,184	(244)	(287)
Effect of exchange rate changes on cash	5	(27)	41
Net increase in cash and cash equivalents	$ 2,074	$ 515	$ 376

CASH PROVIDED BY OPERATING ACTIVITIES. Cash flows from operating activities decreased $147 million in 2013 primarily due to decreased earnings and higher tax, variable compensation and voluntary buyout payments, partially offset by a decrease in pension contributions. Cash flows from operating activities increased $794 million in 2012 primarily due to increased earnings, partially offset by higher pension contributions. We made contributions of $560 million to our tax-qualified U.S. domestic pension plans ("U.S. Pension Plans") during 2013 and contributions of $722 million to our U.S. Pension Plans during 2012. We made contributions of $480 million to our U.S. Pension Plans during 2011.

CASH USED IN INVESTING ACTIVITIES. Capital expenditures were 16% lower in 2013 largely due to decreased spending at FedEx Express and 17% higher in 2012 primarily due to increased spending at FedEx Express and FedEx Freight. See "Capital Resources" for a discussion of capital expenditures during 2013 and 2012.

FINANCING ACTIVITIES. In April 2013, we issued $750 million of senior unsecured debt under our current shelf registration statement, comprised of $250 million of 2.70% fixed-rate notes due in April 2023 and $500 million of 4.10% fixed-rate notes due in April 2043. Interest on these notes is payable semi-annually. We utilized the net proceeds for working capital and general corporate purposes. In July 2012, we issued $1 billion of senior unsecured debt under a then current shelf registration statement, comprised of $500 million of 2.625% fixed-rate notes due in August 2022 and $500 million of 3.875% fixed-rate notes due in August 2042. Interest on these notes is payable semi-annually. We utilized the net proceeds for working capital and general corporate purposes.

During 2013, we made principal payments of $116 million related to capital lease obligations and repaid our $300 million 9.65% unsecured notes that matured in June 2012 using cash from operations.

During 2013, we repurchased 2.7 million shares of FedEx common stock at an average price of $91 per share for a total of $246 million. In March 2013, our Board of Directors authorized the repurchase of up to 10 million shares of common stock. It is expected that the additional share authorization will primarily be utilized to offset the effects of equity compensation dilution over the next several years. As of May 31, 2013, 10,188,000 shares remained under existing share repurchase authorizations. During 2012, we repurchased 2.8 million FedEx common shares at an average price of $70 per share for a total of $197 million.

Capital Resources

Our operations are capital intensive, characterized by significant investments in aircraft, vehicles, technology, facilities, and package-handling and sort equipment. The amount and timing of capital additions depend on various factors, including pre-existing contractual commitments, anticipated volume growth, domestic and international economic conditions, new or enhanced services, geographical expansion of services and actions of regulatory authorities.

The following table compares capital expenditures by asset category and reportable segment for the years ended May 31 (in millions):

	2013	2012	2011	Percent Change 2013/ 2012	Percent Change 2012/ 2011
Aircraft and related equipment	$ 1,190	$ 1,875	$ 1,988	(37)	(6)
Facilities and sort equipment	727	638	555	14	15
Vehicles	734	723	282	2	156
Information and technology investments	452	541	455	(16)	19
Other equipment	272	230	154	18	49
Total capital expenditures	$ 3,375	$ 4,007	$ 3,434	(16)	17
FedEx Express segment	$ 2,067	$ 2,689	$ 2,467	(23)	9
FedEx Ground segment	555	536	426	4	26
FedEx Freight segment	326	340	153	(4)	122
FedEx Services segment	424	437	387	(3)	13
Other	3	5	1	NM	NM
Total capital expenditures	$ 3,375	$ 4,007	$ 3,434	(16)	17

Capital expenditures during 2013 were lower than the prior year primarily due to decreased spending for aircraft and related equipment at FedEx Express. Aircraft and aircraft-related equipment purchases at FedEx Express during 2013 included the delivery of 16 Boeing 757s ("B757") to be modified for cargo transport and four B777Fs. Capital expenditures during 2012 were higher than the prior year primarily due to increased spending for vehicles at FedEx Express, FedEx Freight and FedEx Ground, although spending for aircraft and related equipment at FedEx Express decreased. Aircraft and aircraft-related equipment purchases at FedEx Express during 2012 included delivery of seven B777Fs and 15 B757s.

Liquidity Outlook

We believe that our cash and cash equivalents, which totaled $4.9 billion in 2013, cash flow from operations and available financing sources will be adequate to meet our liquidity needs, including working capital, capital expenditure requirements and debt payment obligations. Our cash and cash equivalents balance at May 31, 2013 includes $420 million of cash in offshore jurisdictions associated with our permanent reinvestment strategy. We do not believe that the indefinite reinvestment of these funds offshore impairs our ability to meet our domestic debt or working capital obligations.

We have a shelf registration statement filed with the Securities and Exchange Commission ("SEC") that allows us to sell, in one or more future offerings, any combination of our unsecured debt securities and common stock.

A $1 billion revolving credit facility is available to finance our operations and other cash flow needs and to provide support for the issuance of commercial paper. In March 2013, we entered into an amendment to our credit agreement to, among other things, extend its maturity date from April 26, 2016 to March 1, 2018. The agreement contains a financial covenant, which requires us to maintain a leverage ratio of adjusted debt (long-term debt, including the current portion of such debt, plus six times our last four fiscal quarters' rentals and landing fees) to capital (adjusted debt plus total common stockholders' investment) that does not exceed 70%. Our leverage ratio of adjusted debt to capital was 51% at May 31, 2013. We believe the leverage ratio covenant is our only significant restrictive covenant in our revolving credit agreement. Our revolving credit agreement contains other customary covenants that do not, individually or in the aggregate, materially restrict the conduct of our business. We are in compliance with the leverage ratio covenant and all other covenants of our revolving credit agreement and do not expect the covenants to affect our operations, including our liquidity or expected funding needs. As of May 31, 2013, no commercial paper was outstanding, and the entire $1 billion under the revolving credit facility was available for future borrowings.

Standard & Poor's has assigned us a senior unsecured debt credit rating of BBB and a commercial paper rating of A-2 and a ratings outlook of "stable." Moody's Investors Service has assigned us a senior unsecured debt credit rating of Baa1 and a commercial paper rating of P-2 and a ratings outlook of "stable." If our credit ratings drop, our interest expense may increase. If our commercial paper ratings drop below current levels, we may have difficulty utilizing the commercial paper market. If our senior unsecured debt credit ratings drop below investment grade, our access to financing may become limited.

Our capital expenditures are expected to be $4.0 billion in 2014. We anticipate that our cash flow from operations will be sufficient to fund our increased capital expenditures in 2014, which will include spending for aircraft and aircraft-related equipment at FedEx Express, sort facility expansion, primarily at FedEx Ground, and vehicle replacement at all our transportation segments. We expect approximately 50% of capital expenditures in 2014 will be designated for growth initiatives, predominantly at FedEx Ground and 50% dedicated to maintaining our existing operations. Our expected capital expenditures for 2014 include $1.4 billion in investments for delivery of aircraft, as well as progress payments toward future aircraft deliveries at FedEx Express. For 2014, we anticipate making required contributions totaling approximately $650 million to our U.S. Pension Plans. Our U.S. Pension Plans have ample funds to meet expected benefit payments.

We have several aircraft modernization programs underway which are supported by the purchase of B777F, Boeing 767-300 Freighter ("B767F") and B757 aircraft. These aircraft are significantly more fuel-efficient per unit than the aircraft types previously utilized, and these expenditures are necessary to achieve significant long-term operating savings and to replace older aircraft. Our ability to delay the timing of these aircraft-related expenditures is limited without incurring significant costs to modify existing purchase agreements. During 2013, FedEx Express entered into an agreement to purchase 14 additional B757 aircraft, the delivery of which began in 2013 and will continue through 2014. The agreement provides the option to purchase up to 16 additional B757 aircraft, subject to the satisfaction of certain conditions. In addition, FedEx Express entered into agreements to purchase an additional 23 B767F aircraft, the delivery of which will occur between 2014 and 2019. The delivery of two firm B777F aircraft orders were also deferred from 2015 to 2016.

Effective as of June 14, 2013, FedEx Express entered into a supplemental agreement to purchase 13 of the 16 B757 option aircraft noted above. Delivery of the aircraft will occur during 2014 and 2015.

Contractual Cash Obligations and Off-Balance Sheet Arrangements

The following table sets forth a summary of our contractual cash obligations as of May 31, 2013. Certain of these contractual obligations are reflected in our balance sheet, while others are disclosed as future obligations under accounting principles generally accepted in the United States. Except for the current portion of long-term debt, this table does not include amounts already recorded in our balance sheet as current liabilities at May 31, 2013. We have certain contingent liabilities that are not accrued in our balance sheet in accordance with accounting principles generally accepted in the United States. These contingent liabilities are not included in the table below. We have other long-term liabilities reflected in our balance sheet, including deferred income taxes, qualified and nonqualified pension and postretirement healthcare plan liabilities and other self-insurance accruals. The payment obligations associated with these liabilities are not reflected in the table below due to the absence of scheduled maturities. Accordingly, this table is not meant to represent a forecast of our total cash expenditures for any of the periods presented.

	Payments Due by Fiscal Year (Undiscounted)						
(in millions)	2014	2015	2016	2017	2018	Thereafter	Total
Operating activities:							
Operating leases	$ 1,936	$ 1,834	$ 1,636	$ 1,689	$ 1,230	$ 6,650	$ 14,975
Non-capital purchase obligations and other	285	183	123	101	44	109	845
Interest on long-term debt	157	138	138	138	138	2,582	3,291
Contributions to our U.S. Pension Plans	650	–	–	–	–	–	650
Investing activities:							
Aircraft and aircraft-related capital commitments	968	1,054	1,140	959	1,382	4,492	9,995
Other capital purchase obligations	249	1	–	–	–	–	250
Financing activities:							
Debt	250	–	–	–	–	2,740	2,990
Total	$ 4,495	$ 3,210	$ 3,037	$ 2,887	$ 2,794	$ 16,573	$ 32,996

Open purchase orders that are cancelable are not considered unconditional purchase obligations for financial reporting purposes and are not included in the table above. Such purchase orders often represent authorizations to purchase rather than binding agreements. See Note 17 of the accompanying consolidated financial statements for more information.

Operating Activities

In accordance with accounting principles generally accepted in the United States, future contractual payments under our operating leases (totaling $15 billion on an undiscounted basis) are not recorded in our balance sheet. Credit rating agencies routinely use information concerning minimum lease payments required for our operating leases to calculate our debt capacity. The amounts reflected in the table above for operating leases represent future minimum lease payments under noncancelable operating leases (principally aircraft and facilities) with an initial or remaining term in excess of one year at May 31, 2013. Under the proposed new lease accounting rules, the majority of these leases will be required to be recognized on the balance sheet as a liability with an offsetting right-to-use asset. In the past, we financed a significant portion of our aircraft needs (and certain other equipment needs) using operating leases (a type of "off-balance sheet financing"). At the time that the decision to lease was made, we determined that these operating leases would provide economic benefits favorable to ownership with respect to market values, liquidity or after-tax cash flows.

The amounts reflected for purchase obligations represent noncancelable agreements to purchase goods or services that are not capital-related. Such contracts include those for printing and advertising and promotions contracts.

Included in the table above within the caption entitled "Non-capital purchase obligations and other" is our estimate of the current portion of the liability ($1 million) for uncertain tax positions. We cannot reasonably estimate the timing of the long-term payments or the amount by which the liability will increase or decrease over time; therefore, the long-term portion of the liability ($46 million) is excluded from the table. See Note 12 of the accompanying consolidated financial statements for further information.

The amounts reflected in the table above for interest on long-term debt represent future interest payments due on our long-term debt, all of which are fixed rate.

Investing Activities

The amounts reflected in the table above for capital purchase obligations represent noncancelable agreements to purchase capital-related equipment. Such contracts include those for certain purchases of aircraft, aircraft modifications, vehicles, facilities, computers and other equipment. Commitments to purchase aircraft in passenger configuration do not include the attendant costs to modify these aircraft for cargo transport unless we have entered into noncancelable commitments to modify such aircraft.

Financing Activities

We have certain financial instruments representing potential commitments, not reflected in the table above, that were incurred in the normal course of business to support our operations, including standby letters of credit and surety bonds. These instruments are required under certain U.S. self-insurance programs and are also used in the normal course of international operations. The underlying liabilities insured by these instruments are reflected in our balance sheets, where applicable. Therefore, no additional liability is reflected for the letters of credit and surety bonds themselves.

The amounts reflected in the table above for long-term debt represent future scheduled payments on our long-term debt. In 2014, we have scheduled debt payments of $250 million.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make significant judgments and estimates to develop amounts reflected and disclosed in the financial statements. In many cases, there are alternative policies or estimation techniques that could be used. We maintain a thorough process to review the application of our accounting policies and to evaluate the appropriateness of the many estimates that are required to prepare the financial statements of a complex, global corporation. However, even under optimal circumstances, estimates routinely require adjustment based on changing circumstances and new or better information.

The estimates discussed below include the financial statement elements that are either the most judgmental or involve the selection or application of alternative accounting policies and are material to our financial statements. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and with our independent registered public accounting firm.

Retirement Plans

OVERVIEW. We sponsor programs that provide retirement benefits to most of our employees. These programs include defined benefit pension plans, defined contribution plans and postretirement healthcare plans.

Pension benefits for most employees are accrued under a cash balance formula we call the Portable Pension Account. Under the Portable Pension Account, the retirement benefit is expressed as a dollar amount in a notional account that grows with annual credits based on pay, age and years of credited service, and interest on the notional account balance. The Portable Pension Account benefit is payable as a lump sum or an annuity at retirement at the election of the employee. The plan interest credit rate varies from year to year based on a U.S. Treasury index and corporate bond rates. Prior to 2009, certain employees earned benefits using a traditional pension formula (based on average earnings and years of service). Benefits under this formula were capped on May 31, 2008 for most employees.

The current rules for pension accounting are complex and can produce tremendous volatility in our results, financial condition and liquidity. Our pension expense is primarily a function of the value of our plan assets and the discount rate used to measure our pension liabilities at a single point in time at the end of our fiscal year (the measurement date). Both of these factors are significantly influenced by the stock and bond markets, which in recent years have experienced substantial volatility.

In addition to expense volatility, we are required to record year-end adjustments to our balance sheet on an annual basis for the net funded status of our pension and postretirement healthcare plans. These adjustments have fluctuated significantly over the past several years and like our pension expense, are a result of the discount rate and value of our plan assets at the measurement date. The funded status of our plans also impacts our liquidity, as current funding laws require increasingly aggressive funding levels for our pension plans. However, the cash funding rules operate under a completely different set of assumptions and standards than those used for financial reporting purposes, so our actual cash funding requirements can differ materially from our reported funded status. Temporary funding relief was passed in July 2012 that will improve our funded status for those purposes over the next several years.

Our retirement plans cost is included in the "Salaries and Employee Benefits" caption in our consolidated income statements. A summary of our retirement plans costs over the past three years is as follows (in millions):

	2013	2012	2011
U.S. domestic and international pension plans	$ 679	$ 524	$ 543
U.S. domestic and international defined contribution plans	354	338	257
U.S. domestic and international postretirement healthcare plans	78	70	60
	$ 1,111	$ 932	$ 860

Total retirement plans cost increased $179 million in 2013 driven by lower discount rates used to measure our benefit obligations at our May 31, 2012 measurement date. Total retirement plans cost increased $72 million in 2012 primarily due to higher expenses for our 401(k) plans due to the full restoration of company matching contributions on January 1, 2011.

Amounts recognized in our balance sheet reflect a snapshot of the state of our long-term pension liabilities at the plan measurement date and the effect of year-end accounting on plan assets. Cumulative unrecognized actuarial losses were $7.0 billion through May 31, 2013, compared to $8.9 billion through May 31, 2012. These unrecognized losses reflect changes in the discount rates and differences between expected and actual asset returns, which are being amortized over future periods. These unrecognized losses may be recovered in future periods through actuarial gains. However, unless they are below a corridor amount, these unrecognized actuarial losses are required to be amortized and recognized in future periods. Our pension expense includes amortization of these actuarial losses of $506 million in 2013, $302 million in 2012 and $276 million in 2011.

PENSION COST. The accounting for pension and postretirement healthcare plans includes numerous assumptions, including the discount rate and expected long-term investment returns on plan assets. These assumptions most significantly impact our U.S. Pension Plans.

Following is a discussion of the key estimates we consider in determining our pension cost:

DISCOUNT RATE. This is the interest rate used to discount the estimated future benefit payments that have been accrued to date (the projected benefit obligation, or "PBO") to their net present value and to determine the succeeding year's pension expense. The discount rate is determined each year at the plan measurement date. A decrease in the discount rate increases pension expense. The discount rate affects the PBO and pension expense based on the measurement dates, as described below.

Measurement Date	Discount Rate	Amounts Determined by Measurement Date and Discount Rate
5/31/2013	4.79%	2013 PBO and 2014 expense
5/31/2012	4.44	2012 PBO and 2013 expense
5/31/2011	5.76	2011 PBO and 2012 expense
5/31/2010	6.37	2010 PBO and 2011 expense

We determine the discount rate with the assistance of actuaries, who calculate the yield on a theoretical portfolio of high-grade corporate bonds (rated Aa or better). In developing this theoretical portfolio, we select bonds that match cash flows to benefit payments, limit our concentration by industry and issuer, and apply screening criteria to ensure bonds with a call feature have a low probability of being called. To the extent scheduled bond proceeds exceed the estimated benefit payments in a given period, the calculation assumes those excess proceeds are reinvested at one-year forward rates.

The discount rate assumption is highly sensitive, as the following table illustrates for our largest pension plan:

	Sensitivity (in millions)	
	Effect on 2014 Pension Expense	Effect on 2013 Pension Expense
One-basis-point change in discount rate	$ 2.1	$ 2.3

At our May 31, 2013 measurement date, a 50-basis-point increase in the discount rate would have decreased our 2013 PBO by approximately $1.4 billion and a 50-basis-point decrease in the discount rate would have increased our 2013 PBO by approximately $1.5 billion. From 2010 to 2013, the discount rate used to value our liabilities has declined by over 150 basis points, which increased the valuation of our liabilities by over $3.8 billion.

PLAN ASSETS. The estimated average rate of return on plan assets is a long-term, forward-looking assumption that also materially affects our pension cost. It is required to be the expected future long-term rate of earnings on plan assets. Our pension plan assets are invested primarily in publicly tradeable securities, and our pension plans hold only a minimal investment in FedEx common stock that is entirely at the discretion of third-party pension fund investment managers. As part of our strategy to manage pension costs and funded status volatility, we have transitioned to a liability-driven investment strategy to better align plan assets with liabilities.

Establishing the expected future rate of investment return on our pension assets is a judgmental matter, which we review on an annual basis and revise as appropriate. Management considers the following factors in determining this assumption:

- the duration of our pension plan liabilities, which drives the investment strategy we can employ with our pension plan assets;
- the types of investment classes in which we invest our pension plan assets and the expected compound geometric return we can reasonably expect those investment classes to earn over time; and
- the investment returns we can reasonably expect our investment management program to achieve in excess of the returns we could expect if investments were made strictly in indexed funds.

We have assumed an 8.0% expected long-term rate of return on our U.S. Pension Plan assets for 2013, 2012 and 2011. The actual returns during each of the last three fiscal years have exceeded that long-term assumption. The actual historical return on our U.S. Pension Plan assets, calculated on a compound geometric basis, was 6.9%, net of investment manager fees, for the 15-year period ended May 31, 2013 and 7.4%, net of investment manager fees, for the 15-year period ended May 31, 2012. For 2014, we plan to lower our expected return on plan assets assumption for long-term returns on plan assets to 7.75% as we continue to refine our asset and liability management strategy. In lowering this assumption we considered our historical returns, our investment strategy for our plan assets, including the impacts of the long duration of our plan liability and the relatively low annual draw on plan assets on that investment strategy. A one-basis-point change in our expected return on plan assets impacts our pension expense by $1.9 million.

Pension expense is also affected by the accounting policy used to determine the value of plan assets at the measurement date. We use a calculated-value method to determine the value of plan assets, which helps mitigate short-term volatility in market performance (both increases and decreases) by amortizing certain actuarial gains or losses over a period no longer than four years. Another method used in practice applies the market value of plan assets at the measurement date. For purposes of valuing plan assets for determining 2014 pension expense, the calculated value method resulted in the same value as the market value.

FUNDED STATUS. Following is information concerning the funded status of our pension plans as of May 31 (in millions):

	2013	2012
Funded Status of Plans:		
Projected benefit obligation (PBO)	$ 22,600	$ 22,187
Fair value of plan assets	19,433	17,334
Funded status of the plans	$ (3,167)	$ (4,853)
Cash Amounts:		
Cash contributions during the year	$ 615	$ 780
Benefit payments during the year	$ 589	$ 502

Our retirement plans costs are expected to decrease approximately $190 million in 2014 due to significant increases in the value of our plan assets in 2013 and an increase in our discount rates at our May 31, 2013 measurement date.

FUNDING. The funding requirements for our U.S. Pension Plans are governed by the Pension Protection Act of 2006, which has aggressive funding requirements in order to avoid benefit payment restrictions that become effective if the funded status determined under IRS rules falls below 80% at the beginning of a plan year. All of our U.S. Pension Plans have funded status levels in excess of 80% and our plans remain adequately funded to provide benefits to our employees as they come due. Additionally, current benefit payments are nominal compared to our total plan assets (benefit payments for our U.S. Pension Plans for 2013 were approximately $572 million or 3% of plan assets).

During 2013, we made $560 million in required contributions to our U.S. Pension Plans. Over the past several years, we have made voluntary contributions to our U.S. Pension Plans in excess of the minimum required contributions. Amounts contributed in excess of the minimum required can result in a credit balance for funding purposes that can be used to reduce minimum contribution requirements in future years. Our current credit balance exceeds $2 billion at May 31, 2013. For 2014, we anticipate making required contributions to our U.S. Pension Plans totaling approximately $650 million.

See Note 13 of the accompanying consolidated financial statements for further information about our retirement plans.

Self-Insurance Accruals

We are self-insured up to certain limits for costs associated with workers' compensation claims, vehicle accidents and general business liabilities, and benefits paid under employee healthcare and long-term disability programs. Our reserves are established for estimates of loss on reported claims, including incurred-but-not-reported claims. Self-insurance accruals reflected in our balance sheet were $1.7 billion at May 31, 2013, and $1.6 billion at May 31, 2012. Approximately 41% of these accruals were classified as current liabilities.

Our self-insurance accruals are primarily based on the actuarially estimated, undiscounted cost of claims incurred as of the balance sheet date. These estimates include consideration of factors such as severity of claims, frequency of claims and future healthcare costs. Cost trends on material accruals are updated each quarter. We self-insure up to certain limits that vary by operating company and type of risk. Periodically, we evaluate the level of insurance coverage and adjust insurance levels based on risk tolerance and premium expense. Historically, it has been infrequent that incurred claims exceeded our self-insured limits.

We believe the use of actuarial methods to account for these liabilities provides a consistent and effective way to measure these highly judgmental accruals. However, the use of any estimation technique in this area is inherently sensitive given the magnitude of claims involved and the length of time until the ultimate cost is known. We believe our recorded obligations for these expenses are consistently measured on a conservative basis. Nevertheless, changes in healthcare costs, accident frequency and severity, insurance retention levels and other factors can materially affect the estimates for these liabilities.

Long-Lived Assets

PROPERTY AND EQUIPMENT. Our key businesses are capital intensive, with approximately 55% of our total assets invested in our transportation and information systems infrastructures. We capitalize only those costs that meet the definition of capital assets under accounting standards. Accordingly, repair and maintenance costs that do not extend the useful life of an asset or are not part of the cost of acquiring the asset are expensed as incurred.

The depreciation or amortization of our capital assets over their estimated useful lives, and the determination of any salvage values, requires management to make judgments about future events. Because we utilize many of our capital assets over relatively long periods (the majority of aircraft costs are depreciated over 15 to 30 years), we periodically evaluate whether adjustments to our estimated service lives or salvage values are necessary to ensure these estimates properly match the economic use of the asset. This evaluation may result in changes in the estimated lives and residual values used to depreciate our aircraft and other equipment. For our aircraft, we typically assign no residual value due to the utilization of these assets in cargo configuration, which results in little to no value at the end of their useful life. These estimates affect the amount of depreciation expense recognized in a period and, ultimately, the gain or loss on the disposal of the asset. Changes in the estimated lives of assets will result in an increase or decrease in the amount of depreciation recognized in future periods and could have a material impact on our results of operations. Historically, gains and losses on disposals of operating equipment have not been material. However, such amounts may differ materially in the future due to changes in business levels, technological obsolescence, accident frequency, regulatory changes and other factors beyond our control.

In May 2013, FedEx Express made the decision to accelerate the retirement of 76 aircraft and related engines to aid in our fleet modernization and improve our global network. In May 2012, we shortened the depreciable lives for 54 aircraft and related engines to accelerate the retirement of these aircraft, resulting in a depreciation expense increase of $69 million in 2013. As a result of these accelerated retirements, we expect an additional $74 million in year-over-year accelerated depreciation expense in 2014.

Because of the lengthy lead times for aircraft manufacture and modifications, we must anticipate volume levels and plan our fleet requirements years in advance, and make commitments for aircraft based on those projections. Furthermore, the timing and availability of certain used aircraft types (particularly those with better fuel efficiency) may create limited opportunities to acquire these aircraft at favorable prices in advance of our capacity needs. These activities create risks that asset capacity may exceed demand and that an impairment of our assets may occur. Aircraft purchases (primarily aircraft in passenger configuration) that have not been placed in service totaled $129 million at May 31, 2013 and $127 million at May 31, 2012. We plan to modify these assets in the future and place them into operations.

The accounting test for whether an asset held for use is impaired involves first comparing the carrying value of the asset with its estimated future undiscounted cash flows. If the cash flows do not exceed the carrying value, the asset must be adjusted to its current fair value. We operate integrated transportation networks and, accordingly, cash flows for most of our operating assets are assessed at a network level, not at an individual asset level for our analysis of impairment. Further, decisions about capital investments are evaluated based on the impact to the overall network rather than the return on an individual asset. We make decisions to remove certain long-lived assets from service based on projections of reduced capacity needs or lower operating costs of newer aircraft types, and those decisions may result in an impairment charge. Assets held for disposal must be adjusted to their estimated fair values less costs to sell when the decision is made to dispose of the asset and certain other criteria are met. The fair value determinations for such aircraft may require management estimates, as there may not be active markets for some of these aircraft. Such estimates are subject to revision from period to period.

In the normal management of our aircraft fleet, we routinely idle aircraft and engines temporarily due to maintenance cycles and adjustments of our network capacity to match seasonality and overall customer demand levels. Temporarily idled assets are classified as available-for-use, and we continue to record depreciation expense associated with these assets. These temporarily idled assets are assessed for impairment on a quarterly basis. Factors which could cause impairment include, but are not limited to, adverse changes in our global economic outlook and the impact of our outlook on our current and projected volume levels, including lower capacity needs during our peak shipping seasons; the introduction of new fleet types or decisions to permanently retire an aircraft fleet from operations; or changes to planned service expansion activities. We currently have one aircraft temporarily idled. This aircraft has been idled for 15 months and is expected to return to revenue service.

In May 2013, we made the decision to retire from service two Airbus A310-200 aircraft and four related engines, three Airbus A310-300 aircraft and two related engines and five Boeing MD10-10 aircraft and 15 related engines, to align with the plans of FedEx Express to modernize its aircraft fleet and improve its global network. As a consequence of this decision, a noncash impairment charge of $100 million ($63 million, net of tax, or $0.20 per diluted share) was recorded in the fourth quarter. All of these aircraft were temporarily idled and not in revenue service.

In 2012, we incurred a noncash impairment charge of $134 million ($84 million, net of tax, or $0.26 per diluted share). This charge related to our May 2012 decision to permanently retire 24 aircraft and 43 related engines to better align the U.S. domestic air network capacity of FedEx Express to match current and anticipated shipment volumes. The majority of these aircraft were temporarily idled and not in revenue service.

LEASES. We utilize operating leases to finance certain of our aircraft, facilities and equipment. Such arrangements typically shift the risk of loss on the residual value of the assets at the end of the lease period to the lessor. As disclosed in "Contractual Cash Obligations" and Note 7 of the accompanying consolidated financial statements, at May 31, 2013 we had approximately $15 billion (on an undiscounted basis) of future commitments for payments under operating leases. The weighted-average remaining lease term of all operating leases outstanding at May 31, 2013 was approximately six years. The future commitments for operating leases are not reflected as a liability in our balance sheet under current U.S. accounting rules.

The determination of whether a lease is accounted for as a capital lease or an operating lease requires management to make estimates primarily about the fair value of the asset and its estimated economic useful life. In addition, our evaluation includes ensuring we properly account for build-to-suit lease arrangements and making judgments about whether various forms of lessee involvement during the construction period make the lessee an agent for the owner-lessor or, in substance, the owner of the asset during the construction period. We believe we have well-defined and controlled processes for making these evaluations, including obtaining third-party appraisals for material transactions to assist us in making these evaluations.

Under a proposed revision to the accounting standards for leases, we would be required to record an asset and a liability for our outstanding operating leases similar to the current accounting for capital leases. Notably, the amount we record in the future would be the net present value of our future lease commitments at the date of adoption. This proposed guidance has not been issued and has been subjected to numerous revisions since the proposal was issued, most recently in May 2013. While we are not required to quantify the effects of the proposed rule changes until these rules are finalized, we believe that a majority of the operating lease obligations reflected in the contractual cash obligations table would be required to be reflected in our balance sheet were the proposed rules to be adopted. Furthermore, our existing financing agreements and the rating agencies that evaluate our creditworthiness already take our operating leases into account.

GOODWILL. As of May 31, 2013, we had $2.8 billion of recorded goodwill from our acquisitions, representing the excess of the purchase price over the fair value of the net assets we have acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired entity.

In our evaluation of goodwill impairment, we perform a qualitative assessment which requires management judgment and the use of estimates to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, we proceed to a two-step process to test goodwill for impairment, including comparing the fair value of each reporting unit with its carrying value (including attributable goodwill). Fair value is estimated using standard valuation methodologies (principally the income or market approach) incorporating market participant considerations and management's assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Estimates used by management can significantly affect the outcome of the impairment test. Changes in forecasted operating results and other assumptions could materially affect these estimates. We perform our annual impairment tests in the fourth quarter unless circumstances indicate the need to accelerate the timing of the tests.

Our reporting units with significant recorded goodwill include our FedEx Express, FedEx Freight and FedEx Office (reported in the FedEx Services segment) reporting units. We evaluated these reporting units during the fourth quarters of 2013 and 2012. The estimated fair value of each of these reporting units exceeded their carrying values in 2013 and 2012, and we do not believe that any of these reporting units were at risk as of May 31, 2013.

Contingencies

We are subject to various loss contingencies, including tax proceedings and litigation, in connection with our operations. Contingent liabilities are difficult to measure, as their measurement is subject to multiple factors that are not easily predicted or projected. Further, additional complexity in measuring these liabilities arises due to the various jurisdictions in which these matters occur, which makes our ability to predict their outcome highly uncertain. Moreover, different accounting rules must be employed to account for these items based on the nature of the contingency. Accordingly, significant management judgment is required to assess these matters and to make determinations about the measurement of a liability, if any. Our material pending loss contingencies are described in Note 18 of the accompanying consolidated financial statements. In the opinion of management, the aggregate liability, if any, of individual matters or groups of matters not specifically described in Note 18 is not expected to be material to our financial position, results of operations or cash flows. The following describes our methods and associated processes for evaluating these matters.

TAX CONTINGENCIES. We are subject to income and operating tax rules of the U.S., its states and municipalities, and of the foreign jurisdictions in which we operate. Significant judgment is required in determining income tax provisions, as well as deferred tax asset and liability balances and related deferred tax valuation allowances, if necessary, due to the complexity of these rules and their interaction with one another. We account for income taxes by recording both current taxes payable and deferred tax assets and liabilities. Our provision for income taxes is based on domestic and international statutory income tax rates in the jurisdictions in which we operate, applied to taxable income, reduced by applicable tax credits.

Tax contingencies arise from uncertainty in the application of tax rules throughout the many jurisdictions in which we operate and are impacted by several factors, including tax audits, appeals, litigation, changes in tax laws and other rules and their interpretations, and changes in our business. We regularly assess the potential impact of these factors for the current and prior years to determine the adequacy of our tax provisions. We continually evaluate the likelihood and amount of potential adjustments and adjust our tax positions, including the current and deferred tax liabilities, in the period in which the facts that give rise to a revision become known. In addition, management considers the advice of third parties in making conclusions regarding tax consequences.

We recognize liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we must determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the related provision.

We classify interest related to income tax liabilities as interest expense, and if applicable, penalties are recognized as a component of income tax expense. The income tax liabilities and accrued interest and penalties that are due within one year of the balance sheet date are presented as current liabilities. The remaining portion of our income tax liabilities and accrued interest and penalties are presented as noncurrent liabilities because payment of cash is not anticipated within one year of the balance sheet date. These noncurrent income tax liabilities are recorded in the caption "Other liabilities" in the accompanying consolidated balance sheets.

We account for operating taxes based on multi-state, local and foreign taxing jurisdiction rules in those areas in which we operate. Provisions for operating taxes are estimated based upon these rules, asset acquisitions and disposals, historical spend and other variables. These provisions are consistently evaluated for reasonableness against compliance and risk factors.

We measure and record operating tax contingency accruals in accordance with accounting guidance for contingencies. As discussed below, this guidance requires an accrual of estimated loss from a contingency, such as a tax or other legal proceeding or claim, when it is probable that a loss will be incurred and the amount of the loss can be reasonably estimated.

OTHER CONTINGENCIES. Because of the complex environment in which we operate, we are subject to other legal proceedings and claims, including those relating to general commercial matters, employment-related claims and FedEx Ground's owner-operators. Accounting guidance for contingencies requires an accrual of estimated loss from a contingency, such as a tax or other legal proceeding or claim, when it is probable (i.e., the future event or events are likely to occur) that a loss has been incurred and the amount of the loss can be reasonably estimated. This guidance also requires disclosure of a loss contingency matter when, in management's judgment, a material loss is reasonably possible or probable.

During the preparation of our financial statements, we evaluate our contingencies to determine whether it is probable, reasonably possible or remote that a liability has been incurred. A loss is recognized for all contingencies deemed probable and estimable, regardless of amount. For unresolved contingencies with potentially material exposure that are deemed reasonably possible, we evaluate whether a potential loss or range of loss can be reasonably estimated.

Our evaluation of these matters is the result of a comprehensive process designed to ensure that accounting recognition of a loss or disclosure of these contingencies is made in a timely manner and involves our legal and accounting personnel, as well as external counsel where applicable. The process includes regular communications during each quarter and scheduled meetings shortly before the completion of our financial statements to evaluate any new legal proceedings and the status of any existing matters.

In determining whether a loss should be accrued or a loss contingency disclosed, we evaluate, among other factors:

> the current status of each matter within the scope and context of the entire lawsuit (i.e., the lengthy and complex nature of class-action matters);

> the procedural status of each lawsuit;

> any opportunities to dispose of the lawsuit on its merits before trial (i.e., motion to dismiss or for summary judgment);

> the amount of time remaining before the trial date;

> the status of discovery;

> the status of settlement, arbitration or mediation proceedings, and;

> our judgment regarding the likelihood of success prior to or at trial.

In reaching our conclusions with respect to accrual of a loss or loss contingency disclosure, we take a holistic view of each matter based on these factors and the information available prior to the issuance of our financial statements. Uncertainty with respect to an individual factor or combination of these factors may impact our decisions related to accrual or disclosure of a loss contingency, including a conclusion that we are unable to establish an estimate of possible loss or a meaningful range of possible loss. We update our disclosures to reflect our most current understanding of the contingencies at the time we issue our financial statements. However, events may arise that were not anticipated and the outcome of a contingency may result in a loss to us that differs materially from our previously estimated liability or range of possible loss.

Despite the inherent complexity in the accounting and disclosure of contingencies, we believe that our processes are robust and thorough and provide a consistent framework for management in evaluating the potential outcome of contingencies for proper accounting recognition and disclosure.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATES. While we currently have market risk sensitive instruments related to interest rates, we have no significant exposure to changing interest rates on our long-term debt because the interest rates are fixed on all of our long-term debt. As disclosed in Note 6 to the accompanying consolidated financial statements, we had outstanding fixed-rate, long-term debt (exclusive of capital leases) with estimated fair values of $3.2 billion at May 31, 2013 and $2.0 billion at May 31, 2012. Market risk for fixed-rate, long-term debt is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in interest rates and amounts to $77 million as of May 31, 2013 and $30 million as of May 31, 2012. The underlying fair values of our long-term debt were estimated based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

We have interest rate risk with respect to our pension and postretirement benefit obligations. Changes in interest rates impact our liabilities associated with these benefit plans as well as the amount of pension and postretirement benefit expense recognized. Declines in the value of plan assets could diminish the funded status of our pension plans and potentially increase our requirement to make contributions to the plans. Substantial investment losses on plan assets will also increase pension and postretirement benefit expense in the years following the losses.

FOREIGN CURRENCY. While we are a global provider of transportation, e-commerce and business services, the substantial majority of our transactions are denominated in U.S. dollars. The principal foreign currency exchange rate risks to which we are exposed are in the Chinese yuan, euro, Brazilian real, Canadian dollar and the British pound. Historically, our exposure to foreign currency fluctuations is more significant with respect to our revenues than our expenses, as a significant portion of our expenses are denominated in U.S. dollars, such as aircraft and fuel expenses. During 2013 and 2012, foreign currency fluctuations had a slightly positive impact on operating income. However, favorable foreign currency fluctuations also may have had an offsetting impact on the price we obtained or the demand for our services, which is not quantifiable. At May 31, 2013, the result of a uniform 10% strengthening in the value of the dollar relative to the currencies in which our transactions are denominated would result in a decrease in operating income of $132 million for 2014. This theoretical calculation required under SEC guidelines assumes that each exchange rate would change in the same direction relative to the U.S. dollar, which is not consistent with our actual experience in foreign currency transactions. In addition to the direct effects of changes in exchange rates, fluctuations in exchange rates also affect the volume of sales or the foreign currency sales price as competitors' services become more or less attractive. The sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices.

COMMODITY. While we have market risk for changes in the price of jet and vehicle fuel, this risk is largely mitigated by our fuel surcharges because our fuel surcharges are closely linked to market prices for fuel. Therefore, a hypothetical 10% change in the price of fuel would not be expected to materially affect our earnings over the long term.

However, our fuel surcharges have a timing lag (approximately six to eight weeks for FedEx Express and FedEx Ground) before they are adjusted for changes in fuel prices. Our fuel surcharge index also allows fuel prices to fluctuate approximately 2% for FedEx Express and approximately 4% for FedEx Ground before an adjustment to the fuel surcharge occurs. Accordingly, our operating income in a specific period may be significantly affected should the spot price of fuel suddenly change by a substantial amount or change by amounts that do not result in an adjustment in our fuel surcharges.

OTHER. We do not purchase or hold any derivative financial instruments for trading purposes.

RISK FACTORS

Our financial and operating results are subject to many risks and uncertainties, as described below.

We are directly affected by the state of the economy. While macro-economic risks apply to most companies, we are particularly vulnerable. The transportation industry is highly cyclical and especially susceptible to trends in economic activity. Our primary business is to transport goods, so our business levels are directly tied to the purchase and production of goods — key macro-economic measurements. When individuals and companies purchase and produce fewer goods, we transport fewer goods, and as companies expand the number of distribution centers and move manufacturing closer to consumer markets, we transport goods shorter distances. In addition, we have a relatively high fixed-cost structure, which is difficult to quickly adjust to match shifting volume levels. Moreover, as we continue to grow our international business, we are increasingly affected by the health of the global economy and the typically more volatile economies of emerging markets. In 2013, slower than expected economic growth resulted in a continued customer preference for slower, less costly shipping services, which had a negative impact on our profitability.

Our businesses depend on our strong reputation and the value of the FedEx brand. The FedEx brand name symbolizes high-quality service, reliability and speed. FedEx is one of the most widely recognized, trusted and respected brands in the world, and the FedEx brand is one of our most important and valuable assets. In addition, we have a strong reputation among customers and the general public for high standards of social and environmental responsibility and corporate governance and ethics. The FedEx brand name and our corporate reputation are powerful sales and marketing tools, and we devote significant resources to promoting and protecting them. Adverse publicity (whether or not justified) relating to activities by our employees, contractors or agents, such as customer service mishaps or noncompliance with anti-corruption laws, could tarnish our reputation and reduce the value of our brand. With the increase in the use of social media outlets such as YouTube and Twitter, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to defend against. Damage to our reputation and loss of brand equity could reduce demand for our services and thus have an adverse effect on our financial condition, liquidity and results of operations, as well as require additional resources to rebuild our reputation and restore the value of our brand.

We rely heavily on information and technology to operate our transportation and business networks, and any disruption to our technology infrastructure or the Internet could harm our operations and our reputation among customers. Our ability to attract and retain customers and to compete effectively depends in part upon the sophistication and reliability of our technology network, including our ability to provide features of service that are important to our customers. External and internal risks, such as malware, code anomalies, "Acts of God," attempts to penetrate our networks, transitional challenges in migrating operating company functionality to our FedEx enterprise automation platform, data leakage and human error, pose a direct threat to our products, services and data. Any disruption to the Internet or our complex, global technology infrastructure, including those impacting our computer systems and customer websites, could adversely impact our customer service, volumes, and revenues and result in increased costs. These types of adverse impacts could also occur in the event the confidentiality, integrity, or availability of company and customer information was compromised due to a data loss by FedEx or a trusted third party. While we have invested and continue to invest in technology security initiatives, information technology risk management and disaster recovery plans, these measures cannot fully insulate us from technology disruptions or data loss and the resulting adverse effect on our operations and financial results.

Our transportation businesses are impacted by the price and availability of fuel. We must purchase large quantities of fuel to operate our aircraft and vehicles, and the price and availability of fuel can be unpredictable and beyond our control. To date, we have been mostly successful in mitigating over time the expense impact of higher fuel costs through our indexed fuel surcharges, as the amount of the surcharges is closely linked to the market prices for fuel. If we are unable to maintain or increase our fuel surcharges because of competitive pricing pressures or some other reason, fuel costs could adversely impact our operating results. Even if we are able to offset the cost of fuel with our surcharges, high fuel surcharges could move our customers away from our higher-yielding express services to our lower-yielding deferred or ground services or even reduce customer demand for our services altogether. In addition, disruptions in the supply of fuel could have a negative impact on our ability to operate our transportation networks.

Our businesses are capital intensive, and we must make capital decisions based upon projected volume levels. We make significant investments in aircraft, vehicles, technology, package handling facilities, sort equipment, copy equipment and other assets to support our transportation and business networks. We also make significant investments to rebrand, integrate and grow the companies that we acquire. The amount and timing of capital investments depend on various factors, including our anticipated volume growth. We must make commitments to purchase or modify aircraft years before the aircraft are actually needed. We must predict volume levels and fleet requirements and make commitments for aircraft based on those projections. Missing our projections could result in too much or too little capacity relative to our shipping volumes. Overcapacity could lead to asset dispositions or write-downs and undercapacity could negatively impact service levels. For example, in the fourth quarter of 2013, we made a decision to retire from service certain aircraft and excess aircraft engines and thus recorded a noncash impairment charge of $100 million.

We face intense competition. The transportation and business services markets are both highly competitive and sensitive to price and service, especially in periods of little or no macro-economic growth. Some of our competitors have more financial resources than we do, or they are controlled or subsidized by foreign governments, which enables them to raise capital more easily. We believe we compete effectively with these companies — for example, by providing more reliable service at compensatory prices. However, an irrational pricing environment can limit our ability not only to maintain or increase our prices (including our fuel surcharges in response to rising fuel costs), but also to maintain or grow our market share. In addition, high volume package shippers could develop in-house ground delivery capabilities, which would in turn reduce our revenues and market share. While we believe we compete effectively through our current service offerings, if our current competitors or potential future competitors offer a broader range of services or more effectively bundle their services or our current customers become competitors, it could impede our ability to maintain or grow our market share.

If we do not effectively operate, integrate, leverage and grow acquired businesses, our financial results and reputation may suffer. Our strategy for long-term growth, productivity and profitability depends in part on our ability to make prudent strategic acquisitions and to realize the benefits we expect when we make those acquisitions. In furtherance of this strategy, in 2013, we made strategic acquisitions in Poland, France and Brazil. While we expect our past and future acquisitions to enhance our value proposition to customers and improve our long-term profitability, there can be no assurance that we will realize our expectations within the time frame we have established, if at all, or that we can continue to support the value we allocate to these acquired businesses, including their goodwill or other intangible assets.

Labor organizations attempt to organize groups of our employees from time to time, and potential changes in labor laws could make it easier for them to do so. If we are unable to continue to maintain good relationships with our employees and prevent labor organizations from organizing groups of our employees, our operating costs could significantly increase and our operational flexibility could be significantly reduced. Despite continual organizing attempts by labor unions, other than the pilots of FedEx Express, all of our U.S. employees have thus far chosen not to unionize. The U.S. Congress has, in the past, considered adopting changes in labor laws, however, that would make it easier for unions to organize units of our employees. For example, there is always a possibility that Congress could remove most FedEx Express employees from the purview of the Railway Labor Act of 1926, as amended (the "RLA"). Such legislation could expose our customers to the type of service disruptions that the RLA was designed to prevent — local work stoppages in key areas that interrupt the timely flow of shipments of time-sensitive, high-value goods throughout our global network. Such disruptions could threaten our ability to provide competitively priced shipping options and ready access to global markets. There is also the possibility that Congress could pass other labor legislation that could adversely affect our companies, such as FedEx Ground and FedEx Freight, whose employees are governed by the National Labor Relations Act of 1935, as amended (the "NLRA"). In addition, federal and state governmental agencies, such as the National Labor Relations Board, have and may continue to take actions that could make it easier for our employees to organize under the RLA or NLRA. Finally, changes to federal or state laws governing employee classification could impact the status of FedEx Ground's owner-operators as independent contractors.

FedEx Ground relies on owner-operators to conduct its linehaul and pickup-and-delivery operations, and the status of these owner-operators as independent contractors, rather than employees, is being challenged. FedEx Ground's use of independent contractors is well suited to the needs of the ground delivery business and its customers, as evidenced by the strong growth of this business segment. We are involved in numerous lawsuits and state tax and other administrative proceedings that claim that the company's owner-operators or their drivers should be treated as our employees, rather than independent contractors. We incur certain costs, including legal fees, in defending the status of FedEx Ground's owner-operators as independent contractors. We believe that FedEx Ground's owner-operators are properly classified as independent contractors and that FedEx Ground is not an employer of the drivers of the company's independent contractors. However, adverse determinations in these matters could, among other things, entitle certain of our owner-operators and their drivers to the reimbursement of certain expenses and to the benefit of wage-and-hour laws and result in employment and withholding tax and benefit liability for FedEx Ground, and could result in changes to the independent contractor status of FedEx Ground's owner-operators. Changes to state laws governing the definition of independent contractors could impact the status of FedEx Ground's owner-operators. If FedEx Ground is compelled to convert its independent contractors to employees, labor organizations could more easily organize these individuals, our operating costs could increase materially and we could incur significant capital outlays.

Failure to execute on our business realignment program will cause our future financial results to suffer. In 2013, we announced profit improvement programs primarily through initiatives at FedEx Express and FedEx Services that include cost reductions, modernization of our aircraft fleet, transformation of the U.S. domestic operations and international profit improvements at FedEx Express, and improved efficiencies and lower costs of information technology at FedEx Services. To this end, during 2013, we conducted a program to offer voluntary cash buyouts to eligible U.S.-based employees in certain staff functions. Additionally, we announced in May 2013 our decision to retire from service 10 aircraft and related engines, as well as to shorten the depreciable lives of an additional 76 aircraft and related engines, in an effort to modernize our aircraft fleet and improve our global network. We will continue to work towards the plan of annual profitability improvement of $1.6 billion by the end of 2016, but if we are not able to reach this goal in the face of challenging economic conditions, our future financial results may suffer.

The transportation infrastructure continues to be a target of terrorist activities. Because transportation assets continue to be a target of terrorist activities, governments around the world are adopting or are considering adopting stricter security requirements that will increase operating costs and potentially slow service for businesses, including those in the transportation industry. For example, the U.S. Transportation Security Administration continues to require FedEx Express to comply with a Full All-Cargo Aircraft Operator Standard Security Plan, which contains evolving and strict security requirements. These requirements are not static, but change periodically as the result of regulatory and legislative requirements, imposing additional security costs and creating a level of uncertainty for our operations. Thus, it is reasonably possible that these rules or other future security requirements could impose material costs on us. Moreover, a terrorist attack directed at FedEx or other aspects of the transportation infrastructure could disrupt our operations and adversely impact demand for our services.

The regulatory environment for global aviation or other transportation rights may impact our operations. Our extensive air network is critical to our success. Our right to serve foreign points is subject to the approval of the Department of Transportation and generally requires a bilateral agreement between the United States and foreign governments. In addition, we must obtain the permission of foreign governments to provide specific flights and services. Our operations outside of the United States, such as FedEx Express's growing international domestic operations, are also subject to current and potential regulations, including certain postal regulations and licensing requirements, that restrict, make difficult and sometimes prohibit, the ability of foreign-owned companies such as FedEx Express to compete effectively in parts of the international domestic transportation and logistics market. Regulatory actions affecting global aviation or transportation rights or a failure to obtain or maintain aviation or other transportation rights in important international markets could impair our ability to operate our networks.

We may be affected by global climate change or by legal, regulatory or market responses to such change. Concern over climate change, including the impact of global warming, has led to significant U.S. and international legislative and regulatory efforts to limit greenhouse gas ("GHG") emissions, including our aircraft and diesel engine emissions. For example, during 2009, the European Commission approved the extension of the European Union Emissions Trading Scheme ("ETS") for GHG emissions, to the airline industry. Under this decision, all FedEx Express flights to and from any airport in any member state of the European Union are now covered by the ETS requirements, and each year we are required to submit emission allowances in an amount equal to the carbon dioxide emissions from such flights. Because the European Union ETS is being contested by many countries on a number of fronts, and the effective date for parts of the ETS has been delayed until next year, the future impact on us is unclear. In addition, the U.S. Congress has, in the past, considered bills that would regulate GHG emissions, and some form of federal climate change legislation is possible in the future. Increased regulation regarding GHG emissions, especially aircraft or diesel engine emissions, could impose substantial costs on us, especially at FedEx Express. These costs include an increase in the cost of the fuel and other energy we purchase and capital costs associated with updating or replacing our aircraft or vehicles prematurely. Until the timing, scope and extent of such regulation becomes known, we cannot predict its effect on our cost structure or our operating results. It is reasonably possible, however, that it could impose material costs on us. Moreover, even without such regulation, increased awareness and any adverse publicity in the global marketplace about the GHGs emitted by companies in the airline and transportation industries could harm our reputation and reduce customer demand for our services, especially our air express services. Finally, given the broad and global scope of our operations and our susceptibility to global macroeconomic trends, we are particularly vulnerable to the physical risks of climate change that could affect all of humankind, such as shifts in weather patterns and world ecosystems.

A localized disaster in a key geography could adversely impact our business. While we operate several integrated networks with assets distributed throughout the world, there are concentrations of key assets within our networks that are exposed to localized risks from natural or manmade disasters such as tornados, floods, earthquakes or terrorist attacks. The loss of a key location such as our Memphis super hub or one of our information technology centers could cause a significant disruption to our operations and cause us to incur significant costs to reestablish or relocate these functions. Moreover, resulting economic dislocations, including supply chain and fuel disruptions, could adversely impact demand for our services.

Our business may be adversely impacted by disruptions or modifications in service by the USPS. The USPS is a significant customer and vendor of FedEx, and thus, disruptions or modifications in services by the USPS as a consequence of the USPS's current financial difficulties or any resulting structural changes to its operations, network, service offerings or pricing could have an adverse effect on our operations and financial results.

We are also subject to other risks and uncertainties that affect many other businesses, including:

- increasing costs, the volatility of costs and funding requirements and other legal mandates for employee benefits, especially pension and healthcare benefits;
- the increasing costs of compliance with federal and state governmental agency mandates and defending against inappropriate or unjustified enforcement or other actions by such agencies;
- the impact of any international conflicts on the United States and global economies in general, the transportation industry or us in particular, and what effects these events will have on our costs or the demand for our services;
- any impacts on our businesses resulting from new domestic or international government laws and regulation;
- changes in foreign currency exchange rates, especially in the Chinese yuan, euro, Brazilian real, Canadian dollar and the British pound, which can affect our sales levels and foreign currency sales prices;
- market acceptance of our new service and growth initiatives;
- any liability resulting from and the costs of defending against class-action litigation, such as wage-and-hour and discrimination and retaliation claims, and any other legal or governmental proceedings;
- the outcome of future negotiations to reach new collective bargaining agreements — including with the union that represents the pilots of FedEx Express (the current pilot contract became amendable in March 2013, and the parties are currently in negotiations);
- the impact of technology developments on our operations and on demand for our services, and our ability to continue to identify and eliminate unnecessary information technology redundancy and complexity throughout the organization;
- widespread outbreak of an illness or any other communicable disease, or any other public health crisis; and
- availability of financing on terms acceptable to us and our ability to maintain our current credit ratings, especially given the capital intensity of our operations.

FORWARD-LOOKING STATEMENTS

Certain statements in this report, including (but not limited to) those contained in "Outlook" (including segment outlooks), "Liquidity," "Capital Resources," "Liquidity Outlook," "Contractual Cash Obligations" and "Critical Accounting Estimates," and the "Retirement Plans" and "Contingencies" notes to the consolidated financial statements, are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations, cash flows, plans, objectives, future performance and business. Forward-looking statements include those preceded by, followed by or that include the words "may," "could," "would," "should," "believes," "expects," "anticipates," "plans," "estimates," "targets," "projects," "intends" or similar expressions. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated (expressed or implied) by such forward-looking statements, because of, among other things, the risk factors identified above and the other risks and uncertainties you can find in our press releases and other SEC filings.

As a result of these and other factors, no assurance can be given as to our future results and achievements. Accordingly, a forward-looking statement is neither a prediction nor a guarantee of future events or circumstances and those future events or circumstances may not occur. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this report. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Our internal control over financial reporting includes, among other things, defined policies and procedures for conducting and governing our business, sophisticated information systems for processing transactions and a properly staffed, professional internal audit department. Mechanisms are in place to monitor the effectiveness of our internal control over financial reporting and actions are taken to correct all identified deficiencies. Our procedures for financial reporting include the active involvement of senior management, our Audit Committee and our staff of highly qualified financial and legal professionals.

Management, with the participation of our principal executive and financial officers, assessed our internal control over financial reporting as of May 31, 2013, the end of our fiscal year. Management based its assessment on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of May 31, 2013.

The effectiveness of our internal control over financial reporting as of May 31, 2013, has been audited by Ernst & Young LLP, the independent registered public accounting firm who also audited the Company's consolidated financial statements included in this Annual Report. Ernst & Young LLP's report on the Company's internal control over financial reporting is included in this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
FedEx Corporation

We have audited FedEx Corporation's internal control over financial reporting as of May 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). FedEx Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, FedEx Corporation maintained, in all material respects, effective internal control over financial reporting as of May 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of FedEx Corporation as of May 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income (loss), changes in stockholders' investment, and cash flows for each of the three years in the period ended May 31, 2013 of FedEx Corporation and our report dated July 15, 2013 expressed an unqualified opinion thereon.

Memphis, Tennessee
July 15, 2013

Ernst & Young LLP

CONSOLIDATED STATEMENTS OF INCOME

(in millions, except per share amounts)	Years ended May 31, 2013	2012	2011
Revenues	$ 44,287	$ 42,680	$ 39,304
Operating Expenses:			
Salaries and employee benefits	16,570	16,099	15,276
Purchased transportation	7,272	6,335	5,674
Rentals and landing fees	2,521	2,487	2,462
Depreciation and amortization	2,386	2,113	1,973
Fuel	4,746	4,956	4,151
Maintenance and repairs	1,909	1,980	1,979
Business realignment, impairment and other charges	660	134	89
Other	5,672	5,390	5,322
	41,736	39,494	36,926
Operating Income	2,551	3,186	2,378
Other Income (Expense):			
Interest expense	(82)	(52)	(86)
Interest income	21	13	9
Other, net	(35)	(6)	(36)
	(96)	(45)	(113)
Income Before Income Taxes	2,455	3,141	2,265
Provision For Income Taxes	894	1,109	813
Net Income	$ 1,561	$ 2,032	$ 1,452
Basic Earnings Per Common Share	$ 4.95	$ 6.44	$ 4.61
Diluted Earnings Per Common Share	$ 4.91	$ 6.41	$ 4.57

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions)	Years ended May 31, 2013	2012	2011
Net Income	$ 1,561	$ 2,032	$ 1,452
Other Comprehensive Income (Loss):			
Foreign currency translation adjustments, net of tax benefit of $12 and $26 in 2013 and 2012 and tax expense of $27 in 2011	41	(95)	125
Amortization of unrealized pension actuarial gains/losses and other, net of tax expense of $677 in 2013 and tax benefit of $1,369 and $141 in 2012 and 2011	1,092	(2,308)	(235)
	1,133	(2,403)	(110)
Comprehensive Income (Loss)	$ 2,694	$ (371)	$ 1,342

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in millions, except share data)	May 31, 2013	May 31, 2012
Assets		
Current Assets		
Cash and cash equivalents	$ 4,917	$ 2,843
Receivables, less allowances of $176 and $178	5,044	4,704
Spare parts, supplies and fuel, less allowances of $205 and $184	457	440
Deferred income taxes	533	533
Prepaid expenses and other	323	536
Total current assets	11,274	9,056
Property and Equipment, at Cost		
Aircraft and related equipment	14,716	14,360
Package handling and ground support equipment	6,452	5,912
Computer and electronic equipment	4,958	4,646
Vehicles	4,080	3,654
Facilities and other	7,903	7,592
	38,109	36,164
Less accumulated depreciation and amortization	19,625	18,916
Net property and equipment	18,484	17,248
Other Long-Term Assets		
Goodwill	2,755	2,387
Other assets	1,054	1,212
Total other long-term assets	3,809	3,599
	$ 33,567	$ 29,903
Liabilities and Stockholders' Investment		
Current Liabilities		
Current portion of long-term debt	$ 251	$ 417
Accrued salaries and employee benefits	1,688	1,635
Accounts payable	1,879	1,613
Accrued expenses	1,932	1,709
Total current liabilities	5,750	5,374
Long-Term Debt, Less Current Portion	2,739	1,250
Other Long-Term Liabilities		
Deferred income taxes	1,652	836
Pension, postretirement healthcare and other benefit obligations	3,916	5,582
Self-insurance accruals	987	963
Deferred lease obligations	778	784
Deferred gains, principally related to aircraft transactions	227	251
Other liabilities	120	136
Total other long-term liabilities	7,680	8,552
Commitments and Contingencies		
Common Stockholders' Investment		
Common stock, $0.10 par value; 800 million shares authorized; 318 million shares issued as of May 31, 2013 and 317 million shares issued as of May 31, 2012	32	32
Additional paid-in capital	2,668	2,595
Retained earnings	18,519	17,134
Accumulated other comprehensive loss	(3,820)	(4,953)
Treasury stock, at cost	(1)	(81)
Total common stockholders' investment	17,398	14,727
	$ 33,567	$ 29,903

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)	Years ended May 31, 2013	2012	2011
Operating Activities			
Net Income	$ 1,561	$ 2,032	$ 1,452
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	2,386	2,113	1,973
Provision for uncollectible accounts	167	160	152
Deferred income taxes and other noncash items	521	1,126	669
Business realignment, impairment and other charges	479	134	29
Stock-based compensation	109	105	98
Changes in assets and liabilities:			
Receivables	(451)	(254)	(400)
Other current assets	257	(231)	(114)
Pension assets and liabilities, net	(335)	(453)	(169)
Accounts payable and other liabilities	10	144	370
Other, net	(16)	(41)	(19)
Cash provided by operating activities	4,688	4,835	4,041
Investing Activities			
Capital expenditures	(3,375)	(4,007)	(3,434)
Business acquisitions, net of cash acquired	(483)	(116)	(96)
Proceeds from asset dispositions and other	55	74	111
Cash used in investing activities	(3,803)	(4,049)	(3,419)
Financing Activities			
Principal payments on debt	(417)	(29)	(262)
Proceeds from debt issuances	1,739	–	–
Proceeds from stock issuances	280	128	108
Excess tax benefit on the exercise of stock options	23	18	23
Dividends paid	(177)	(164)	(151)
Purchase of treasury stock	(246)	(197)	–
Other, net	(18)	–	(5)
Cash provided by (used in) financing activities	1,184	(244)	(287)
Effect of exchange rate changes on cash	5	(27)	41
Net increase in cash and cash equivalents	2,074	515	376
Cash and cash equivalents at beginning of period	2,843	2,328	1,952
Cash and cash equivalents at end of period	$ 4,917	$ 2,843	$ 2,328

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' INVESTMENT

(in millions, except share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at May 31, 2010	$ 31	$ 2,261	$ 13,966	$ (2,440)	$ (7)	$ 13,811
Net income	–	–	1,452	–	–	1,452
Other comprehensive loss, net of tax of $114	–	–	–	(110)	–	(110)
Purchase of treasury stock	–	–	–	–	(5)	(5)
Cash dividends declared ($0.48 per share)	–	–	(152)	–	–	(152)
Employee incentive plans and other (2,229,051 shares issued)	1	223	–	–	–	224
Balance at May 31, 2011	32	2,484	15,266	(2,550)	(12)	15,220
Net income	–	–	2,032	–	–	2,032
Other comprehensive loss, net of tax of $1,395	–	–	–	(2,403)	–	(2,403)
Purchase of treasury stock	–	–	–	–	(197)	(197)
Cash dividends declared ($0.52 per share)	–	–	(164)	–	–	(164)
Employee incentive plans and other (2,359,659 shares issued)	–	111	–	–	128	239
Balance at May 31, 2012	32	2,595	17,134	(4,953)	(81)	14,727
Net income	–	–	1,561	–	–	1,561
Other comprehensive gain, net of tax of $665	–	–	–	1,133	–	1,133
Purchase of treasury stock	–	–	–	–	(246)	(246)
Cash dividends declared ($0.56 per share)	–	–	(176)	–	–	(176)
Employee incentive plans and other (4,172,976 shares issued)	–	73	–	–	326	399
Balance at May 31, 2013	$ 32	$ 2,668	$ 18,519	$ (3,820)	$ (1)	$ 17,398

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1: DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS. FedEx Corporation ("FedEx") provides a broad portfolio of transportation, e-commerce and business services through companies competing collectively, operating independently and managed collaboratively, under the respected FedEx brand. Our primary operating companies are Federal Express Corporation ("FedEx Express"), the world's largest express transportation company; FedEx Ground Package System, Inc. ("FedEx Ground"), a leading North American provider of small-package ground delivery services; and FedEx Freight, Inc. ("FedEx Freight"), a leading North American provider of less-than-truckload ("LTL") freight services. These companies represent our major service lines and, along with FedEx Corporate Services, Inc. ("FedEx Services"), form the core of our reportable segments. Our FedEx Services segment provides sales, marketing, information technology, communications and back-office support to our transportation segments. In addition, the FedEx Services segment provides customers with retail access to FedEx Express and FedEx Ground shipping services through FedEx Office and Print Services, Inc. ("FedEx Office") and provides customer service, technical support and billing and collection services through FedEx TechConnect, Inc. ("FedEx TechConnect").

FISCAL YEARS. Except as otherwise specified, references to years indicate our fiscal year ended May 31, 2013 or ended May 31 of the year referenced.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of FedEx and its subsidiaries, substantially all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation. We are not the primary beneficiary of, nor do we have a controlling financial interest in, any variable interest entity. Accordingly, we have not consolidated any variable interest entity.

REVENUE RECOGNITION. We recognize revenue upon delivery of shipments for our transportation businesses and upon completion of services for our business services, logistics and trade services businesses. Transportation services are provided with the use of employees and independent contractors. FedEx is the principal to the transaction for most of these services and revenue from these transactions is recognized on a gross basis. Costs associated with independent contractor settlements are recognized as incurred and included in the caption "Purchased transportation" in the accompanying consolidated statements of income. For shipments in transit, revenue is recorded based on the percentage of service completed at the balance sheet date. Estimates for future billing adjustments to revenue and accounts receivable are recognized at the time of shipment for money-back service guarantees and billing corrections. Delivery costs are accrued as incurred.

Our contract logistics, global trade services and certain transportation businesses, such as FedEx SmartPost, engage in some transactions wherein they act as agents. Revenue from these transactions is recorded on a net basis. Net revenue includes billings to customers less third-party charges, including transportation or handling costs, fees, commissions, and taxes and duties.

Certain of our revenue-producing transactions are subject to taxes, such as sales tax, assessed by governmental authorities. We present these revenues net of tax.

CREDIT RISK. We routinely grant credit to many of our customers for transportation and business services without collateral. The risk of credit loss in our trade receivables is substantially mitigated by our credit evaluation process, short collection terms and sales to a large number of customers, as well as the low revenue per transaction for most of our services. Allowances for potential credit losses are determined based on historical experience and the impact of current economic factors on the composition of accounts receivable. Historically, credit losses have been within management's expectations.

ADVERTISING. Advertising and promotion costs are expensed as incurred and are classified in other operating expenses. Advertising and promotion expenses were $424 million in 2013, $421 million in 2012 and $375 million in 2011.

CASH EQUIVALENTS. Cash in excess of current operating requirements is invested in short-term, interest-bearing instruments with maturities of three months or less at the date of purchase and is stated at cost, which approximates market value.

SPARE PARTS, SUPPLIES AND FUEL. Spare parts (principally aircraft-related) are reported at weighted-average cost. Allowances for obsolescence are provided for spare parts expected to be on hand at the date the aircraft are retired from service. These allowances are provided over the estimated useful life of the related aircraft and engines. Additionally, allowances for obsolescence are provided for spare parts currently identified as excess or obsolete. These allowances are based on management estimates, which are subject to change. The majority of our supplies and our fuel are reported at weighted average cost.

PROPERTY AND EQUIPMENT. Expenditures for major additions, improvements and flight equipment modifications are capitalized when such costs are determined to extend the useful life of the asset or are part of the cost of acquiring the asset. Expenditures for equipment overhaul costs of engines or airframes prior to their operational use are capitalized as part of the cost of such assets as they are costs required to ready the asset for its intended use. Maintenance and repairs are charged to expense as incurred. We capitalize certain direct internal and external costs associated with the development of internal-use software. Gains and losses on sales of property used in operations are classified within operating expenses.

For financial reporting purposes, we record depreciation and amortization of property and equipment on a straight-line basis over the asset's service life or related lease term, if shorter. For income tax purposes, depreciation is computed using accelerated methods when applicable. The depreciable lives and net book value of our property and equipment are as follows (dollars in millions):

		Net Book Value at May 31,	
	Range	2013	2012
Wide-body aircraft and related equipment	15 to 30 years	$ 7,191	$ 7,161
Narrow-body and feeder aircraft and related equipment	5 to 18 years	2,284	1,881
Package handling and ground support equipment	3 to 30 years	2,311	2,101
Vehicles	3 to 15 years	1,748	1,411
Computer and electronic equipment	2 to 10 years	993	930
Facilities and other	2 to 40 years	3,957	3,764

Substantially all property and equipment have no material residual values. The majority of aircraft costs are depreciated on a straight-line basis over 15 to 30 years. We periodically evaluate the estimated service lives and residual values used to depreciate our property and equipment. This evaluation may result in changes in the estimated lives and residual values as it did in 2013 and 2012 with certain aircraft. In May 2013, FedEx Express made the decision to accelerate the retirement of 76 aircraft and related engines to aid in our fleet modernization and improve our global network. In May 2012, we shortened the depreciable lives for 54 aircraft and related engines to accelerate the retirement of these aircraft, resulting in a depreciation expense increase of $69 million in 2013. As a result of these accelerated retirements, we expect an additional $74 million in year-over-year depreciation expense in 2014.

Depreciation expense, excluding gains and losses on sales of property and equipment used in operations, was $2.3 billion in 2013, $2.1 billion in 2012 and $1.9 billion in 2011. Depreciation and amortization expense includes amortization of assets under capital lease.

CAPITALIZED INTEREST. Interest on funds used to finance the acquisition and modification of aircraft, including purchase deposits, construction of certain facilities, and development of certain software up to the date the asset is ready for its intended use is capitalized and included in the cost of the asset if the asset is actively under construction. Capitalized interest was $45 million in 2013, $85 million in 2012 and $71 million in 2011.

IMPAIRMENT OF LONG-LIVED ASSETS. Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value.

We operate integrated transportation networks, and accordingly, cash flows for most of our operating assets are assessed at a network level, not at an individual asset level, for our analysis of impairment.

In the normal management of our aircraft fleet, we routinely idle aircraft and engines temporarily due to maintenance cycles and adjustments of our network capacity to match seasonality and overall customer demand levels. Temporarily idled assets are classified as available-for-use, and we continue to record depreciation expense associated with these assets. These temporarily idled assets are assessed for impairment on a quarterly basis. Factors which could cause impairment include, but are not limited to, adverse changes in our global economic outlook and the impact of our outlook on our current and projected volume levels, including lower capacity needs during our peak shipping seasons; the introduction of new fleet types or decisions to permanently retire an aircraft fleet from operations; or changes to planned service expansion activities. We currently have one aircraft temporarily idled. This aircraft has been idled for 15 months and is expected to return to revenue service.

In May 2013, we made the decision to retire from service two Airbus A310-200 aircraft and four related engines, three Airbus A310-300 aircraft and two related engines and five Boeing MD10-10 aircraft and 15 related engines to align with the plans of FedEx Express to modernize its aircraft fleet and improve its global network. As a consequence of this decision, a noncash impairment charge of $100 million ($63 million, net of tax, or $0.20 per diluted share) was recorded in the FedEx Express segment in the fourth quarter. All of these aircraft were temporarily idled and not in revenue service.

In May 2012, we made the decision to retire from service 18 Airbus A310-200 aircraft and 26 related engines, as well as six Boeing MD10-10 aircraft and 17 related engines. As a consequence of this decision, a noncash impairment charge of $134 million ($84 million, net of tax, or $0.26 per diluted share) was recorded in the FedEx Express segment in the fourth quarter. The decision to retire these aircraft, the majority of which were temporarily idled and not in revenue service, better aligns the U.S. domestic air network capacity of FedEx Express to match current and anticipated shipment volumes.

The combination of our FedEx Freight and FedEx National LTL operations was completed on January 30, 2011. These actions resulted in total program costs of $133 million recorded during 2011, which includes $89 million of impairment and other charges (recorded in the "Business realignment, impairment and other charges" caption on the consolidated income statements), and $44 million of other program costs (primarily recorded in the "Depreciation and amortization" caption on the consolidated income statements).

GOODWILL. Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired entity. Goodwill is reviewed at least annually for impairment. In our evaluation of goodwill impairment, we perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, we would proceed to a two-step process to test goodwill for impairment including comparing the fair value of each reporting unit with its carrying value (including attributable goodwill). Fair value for our reporting units is determined using an income or market approach incorporating market participant considerations and management's assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Fair value determinations may include both internal and third-party valuations. Unless circumstances otherwise dictate, we perform our annual impairment testing in the fourth quarter.

PENSION AND POSTRETIREMENT HEALTHCARE PLANS. Our defined benefit plans are measured using actuarial techniques that reflect management's assumptions for discount rate, expected long-term investment returns on plan assets, salary increases, expected retirement, mortality, employee turnover and future increases in healthcare costs. We determine the discount rate (which is required to be the rate at which the projected benefit obligation could be effectively settled as of the measurement date) with the assistance of actuaries, who calculate the yield on a theoretical portfolio of high-grade corporate bonds (rated Aa or better) with cash flows that are designed to match our expected benefit payments in future years. A calculated-value method is employed for purposes of determining the asset values for our tax-qualified U.S. domestic pension plans ("U.S. Pension Plans"). Our expected rate of return is a judgmental matter which is reviewed on an annual basis and revised as appropriate.

The accounting guidance related to employers' accounting for defined benefit pension and other postretirement plans requires recognition in the balance sheet of the funded status of defined benefit pension and other postretirement benefit plans, and the recognition in other comprehensive income ("OCI") of unrecognized gains or losses and prior service costs or credits. Additionally, the guidance requires the measurement date for plan assets and liabilities to coincide with the plan sponsor's year end.

At May 31, 2013, we recorded an increase to equity through OCI of $861 million (net of tax) based primarily on year-end adjustments related to an increase in the value of our plan assets and an increase in the discount rate used to measure the liabilities at May 31, 2013. At May 31, 2012, we recorded a decrease to equity through OCI of $2.4 billion (net of tax) based primarily on year-end adjustments related to increases in our projected benefit obligation due to a decrease in the discount rate used to measure the liabilities at May 31, 2012.

INCOME TAXES. Deferred income taxes are provided for the tax effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate expected to be in effect when the taxes are paid.

We recognize liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we must determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the related provision.

We classify interest related to income tax liabilities as interest expense, and if applicable, penalties are recognized as a component of income tax expense. The income tax liabilities and accrued interest and penalties that are due within one year of the balance sheet date are presented as current liabilities. The remaining portion of our income tax liabilities and accrued interest and penalties are presented as noncurrent liabilities because payment of cash is not anticipated within one year of the balance sheet date. These noncurrent income tax liabilities are recorded in the caption "Other liabilities" in the accompanying consolidated balance sheets.

SELF-INSURANCE ACCRUALS. We are self-insured for costs associated with workers' compensation claims, vehicle accidents and general business liabilities, and benefits paid under employee healthcare and long-term disability programs. Accruals are primarily based on the actuarially estimated, undiscounted cost of claims, which includes incurred-but-not-reported claims. Current workers' compensation claims, vehicle and general liability, employee healthcare claims and long-term disability are included in accrued expenses. We self-insure up to certain limits that vary by operating company and type of risk. Periodically, we evaluate the level of insurance coverage and adjust insurance levels based on risk tolerance and premium expense.

LEASES. We lease certain aircraft, facilities, equipment and vehicles under capital and operating leases. The commencement date of all leases is the earlier of the date we become legally obligated to make rent payments or the date we may exercise control over the use of the property. In addition to minimum rental payments, certain leases provide for contingent rentals based on equipment usage principally related to aircraft leases at FedEx Express and copier usage at FedEx Office. Rent expense associated with contingent rentals is recorded as incurred. Certain of our leases contain fluctuating or escalating payments and rent holiday periods. The related rent expense is recorded on a straight-line basis over the lease term. The cumulative excess of rent payments over rent expense is accounted for as a deferred lease asset and recorded in "Other assets" in the accompanying consolidated balance sheets. The cumulative excess of rent expense over rent payments is accounted for as a deferred lease obligation. Leasehold improvements associated with assets utilized under capital or operating leases are amortized over the shorter of the asset's useful life or the lease term.

DEFERRED GAINS. Gains on the sale and leaseback of aircraft and other property and equipment are deferred and amortized ratably over the life of the lease as a reduction of rent expense. Substantially all of these deferred gains are related to aircraft transactions.

FOREIGN CURRENCY TRANSLATION. Translation gains and losses of foreign operations that use local currencies as the functional currency are accumulated and reported, net of applicable deferred income taxes, as a component of accumulated other comprehensive income within common stockholders' investment. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local currency are included in the caption "Other, net" in the accompanying consolidated statements of income and were immaterial for each period presented.

EMPLOYEES UNDER COLLECTIVE BARGAINING ARRANGEMENTS. The pilots of FedEx Express, which represent a small number of FedEx Express's total employees, are employed under a collective bargaining agreement. The contract became amendable in March 2013, and the parties are currently in negotiations. In addition to our pilots at FedEx Express, certain FedEx non-U.S. employees are unionized.

STOCK-BASED COMPENSATION. We recognize compensation expense for stock-based awards under the provisions of the accounting guidance related to share-based payments. This guidance requires recognition of compensation expense for stock-based awards using a fair value method. We issue new shares or repurchase shares on the open market to cover employee share option exercises and restricted stock grants. Accordingly, we plan to repurchase approximately 3.7 million shares in 2014.

TREASURY SHARES. During 2013, we repurchased 2.7 million shares of FedEx common stock at an average price of $91 per share for a total of $246 million. In March 2013, our Board of Directors authorized the repurchase of up to 10 million shares of common stock. It is expected that the additional share authorization will primarily be utilized to offset the effects of equity compensation dilution over the next several years. As of May 31, 2013, 10,188,000 shares remained under existing share repurchase authorizations.

DIVIDENDS DECLARED PER COMMON SHARE. On June 3, 2013, our Board of Directors declared a quarterly dividend of $0.15 per share of common stock. The dividend was paid on July 1, 2013 to stockholders of record as of the close of business on June 17, 2013. Each quarterly dividend payment is subject to review and approval by our Board of Directors, and we evaluate our dividend payment amount on an annual basis at the end of each fiscal year.

BUSINESS REALIGNMENT COSTS. During 2013, we announced profit improvement programs including reducing our selling, general and administrative cost functions through a voluntary employee separation program.

During 2013, we conducted a program to offer voluntary cash buyouts to eligible U.S.-based employees in certain staff functions. The voluntary buyout program includes voluntary severance payments and funding to healthcare reimbursement accounts, with the voluntary severance calculated based on four weeks of gross base salary for every year of FedEx service up to a maximum payment of two years of pay. This program was completed in the fourth quarter and approximately 3,600 employees have left or will be voluntarily leaving the company by the end of 2014. Eligible employees are scheduled to vacate positions in phases to ensure a smooth transition in the impacted functions so that we maintain service levels to our customers. Of the total population leaving the company, approximately 40% of the employees vacated positions on May 31, 2013. An additional 35% will depart throughout 2014 and approximately 25% of this population will remain until May 31, 2014. Costs of the benefits provided under the voluntary program were recognized as special termination benefits in the period that eligible employees accepted their offers.

We incurred costs of $560 million ($353 million, net of tax, or $1.11 per diluted share) during 2013 associated with our business realignment activities. These costs related primarily to severance for employees who accepted voluntary buyouts in the third and fourth quarters of 2013. Payments will be made at the time of departure. Approximately $180 million was paid under this program during 2013. The cost of the buyout program is included in the caption "Business realignment, impairment and other charges" in our consolidated statements of income. Also included in that caption are other external costs directly attributable to our business realignment activities, such as professional fees.

USE OF ESTIMATES. The preparation of our consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the disclosure of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include: self-insurance accruals; retirement plan obligations; long-term incentive accruals; tax liabilities; accounts receivable allowances; obsolescence of spare parts; contingent liabilities; loss contingencies, such as litigation and other claims; and impairment assessments on long-lived assets (including goodwill).

NOTE 2: RECENT ACCOUNTING GUIDANCE

New accounting rules and disclosure requirements can significantly impact our reported results and the comparability of our financial statements.

On June 1, 2012, we adopted the authoritative guidance issued by the Financial Accounting Standards Board ("FASB") on the presentation of comprehensive income. The new guidance requires companies to report components of comprehensive income by including comprehensive income on the face of the income statement or in a separate statement of comprehensive income. We have adopted this guidance by including a separate statement of comprehensive income (loss) for the three years ending May 31, 2013 and by including expanded accumulated other comprehensive income disclosure requirements in the notes to our consolidated financial statements. In addition on June 1, 2012, we adopted the FASB's amendments to the fair value measurements and disclosure requirements, which expanded existing disclosure requirements regarding the fair value of our long-term debt.

In February 2013, the FASB issued new guidance requiring additional information about reclassification adjustments out of comprehensive income, including changes in comprehensive income balances by component and significant items reclassified out of comprehensive income. This new standard is effective for our fiscal year ending May 31, 2014 and will have no impact on our financial condition or results of operations.

In May 2013, the FASB issued a revised exposure draft outlining proposed changes to the accounting for leases. Under the revised exposure draft, the recognition, measurement and presentation of expenses and cash flows arising from a lease would depend primarily on whether the lessee is expected to consume more than an insignificant portion of the economic benefits embedded in the underlying asset. A right-of-use asset and a liability to make lease payments will be recognized on the balance sheet for all leases (except short-term leases). The enactment of this proposal will have a significant impact on our accounting and financial reporting. The FASB has not yet proposed an effective date of this proposal.

We believe that no other new accounting guidance was adopted or issued during 2013 that is relevant to the readers of our financial statements. However, there are numerous new proposals under development which, if and when enacted, may have a significant impact on our financial reporting.

NOTE 3: BUSINESS COMBINATIONS

During 2013, we expanded the international service offerings of FedEx Express by completing the following business acquisitions:

- Rapidão Cometa Logística e Transporte S.A., a Brazilian transportation and logistics company, for $398 million in cash from operations on July 4, 2012
- TATEX, a French express transportation company, for $55 million in cash from operations on July 3, 2012
- Opek Sp. z o.o., a Polish domestic express package delivery company, for $54 million in cash from operations on June 13, 2012

These acquisitions give us more robust transportation networks within these countries and added capabilities in these important international markets.

The financial results of these acquired businesses are included in the FedEx Express segment from the date of acquisition and were not material, individually or in the aggregate, to our results of operations and therefore, pro forma financial information has not been presented.

The estimated fair values of the assets and liabilities related to these acquisitions have been recorded in the FedEx Express segment and are included in the accompanying consolidated balance sheet based on an allocation of the purchase prices (summarized in the table below in millions).

Current assets	$ 145
Property and equipment	91
Goodwill	351
Intangible assets	60
Other non-current assets	70
Current liabilities	(174)
Long-term liabilities	(36)
Total purchase price	$ 507

The goodwill of $351 million is primarily attributable to expected benefits from synergies of the combinations with the existing FedEx Express business and other acquired entities. The portion of the purchase price allocated to goodwill is not deductible for U.S. income tax purposes. The intangible assets acquired consist primarily of customer-related intangible assets, which will be amortized on an accelerated basis over their average estimated useful lives of nine years, with the majority of the amortization recognized during the first five years.

On June 20, 2013, we signed agreements to acquire the businesses operated by our current service provider Supaswift (Pty) Ltd. in five countries in Southern Africa. The acquisition will be funded with cash from operations and is expected to be completed in the second half of 2014, subject to customary closing conditions. The financial results of the acquired businesses will be included in the FedEx Express segment from the date of acquisition and will be immaterial to our 2014 results.

In 2012, we completed our acquisition of Servicios Nacionales Mupa, S.A. de C.V. (MultiPack), a Mexican domestic express package delivery company, for $128 million in cash from operations on July 25, 2011. In 2011, FedEx Express completed the acquisition of the Indian logistics, distribution and express businesses of AFL Pvt. Ltd. and its affiliate Unifreight India Pvt. Ltd. for $96 million in cash from operations on February 22, 2011. The financial results of these acquired businesses are included in the FedEx Express segment from the date of acquisition and were not material, individually or in the aggregate, to our results of operations or financial condition and therefore, pro forma financial information has not been presented. Substantially all of the purchase price was allocated to goodwill, which was entirely attributed to our FedEx Express reporting unit.

NOTE 4: GOODWILL AND OTHER INTANGIBLE ASSETS

GOODWILL. The carrying amount of goodwill attributable to each reportable operating segment and changes therein are as follows (in millions):

	FedEx Express Segment	FedEx Ground Segment	FedEx Freight Segment	FedEx Services Segment	Total
Goodwill at May 31, 2011	$ 1,272	$ 90	$ 735	$ 1,539	$ 3,636
Accumulated impairment charges	–	–	(133)	(1,177)	(1,310)
Balance as of May 31, 2011	1,272	90	602	362	2,326
Goodwill acquired[1]	104	–	–	–	104
Purchase adjustments and other[2]	(32)	–	–	(11)	(43)
Balance as of May 31, 2012	1,344	90	602	351	2,387
Goodwill acquired[3]	351	–	–	–	351
Purchase adjustments and other[2]	20	–	–	(3)	17
Balance as of May 31, 2013	$ 1,715	$ 90	$ 602	$ 348	$ 2,755
Accumulated goodwill impairment charges as of May 31, 2013	$ –	$ –	$ (133)	$ (1,177)	$ (1,310)

(1) Goodwill acquired in 2012 relates to the acquisition of the Mexican domestic express package delivery company, MultiPack. See Note 3 for related disclosures.
(2) Primarily currency translation adjustments.
(3) Goodwill acquired in 2013 relates to the acquisitions of transportation companies in Poland, France and Brazil. See Note 3 for related disclosures.

Our reporting units with significant recorded goodwill include our FedEx Express, FedEx Freight and FedEx Office (reported in the FedEx Services segment) reporting units. We evaluated these reporting units during the fourth quarter of 2013. The estimated fair value of each of these reporting units exceeded their carrying values in 2013 and 2012, and we do not believe that any of these reporting units were at risk as of May 31, 2013.

OTHER INTANGIBLE ASSETS. The net book value of our other intangible assets was $72 million at May 31, 2013 and $34 million at May 31, 2012. Amortization expense for intangible assets was $27 million in 2013, $18 million in 2012 and $32 million in 2011. Estimated amortization expense is expected to be immaterial in 2014 and beyond.

NOTE 5: SELECTED CURRENT LIABILITIES

The components of selected current liability captions were as follows (in millions):

	May 31, 2013	May 31, 2012
Accrued Salaries and Employee Benefits		
Salaries	$ 489	$ 280
Employee benefits, including variable compensation	615	803
Compensated absences	584	552
	$ 1,688	$ 1,635
Accrued Expenses		
Self-insurance accruals	$ 796	$ 678
Taxes other than income taxes	368	386
Other	768	645
	$ 1,932	$ 1,709

NOTE 6: LONG-TERM DEBT AND OTHER FINANCING ARRANGEMENTS

The components of long-term debt (net of discounts), along with maturity dates for the years subsequent to May 31, 2013, are as follows (in millions):

		May 31, 2013	May 31, 2012
Senior unsecured debt:			
Interest Rate %	Maturity		
9.65	2013	$ –	$ 300
7.38	2014	250	250
8.00	2019	750	750
2.625	2023	499	–
2.70	2023	249	–
3.875	2043	493	–
4.10	2043	499	–
7.60	2098	239	239
Total senior unsecured debt		2,979	1,539
Capital lease obligations		11	128
		2,990	1,667
Less current portion		251	417
		$ 2,739	$ 1,250

Interest on our fixed-rate notes is paid semi-annually. Long-term debt, exclusive of capital leases, had estimated fair values of $3.2 billion at May 31, 2013 and $2.0 billion at May 31, 2012. The estimated fair values were determined based on quoted market prices and the current rates offered for debt with similar terms and maturities. The fair value of our long-term debt is classified as Level 2 within the fair value hierarchy. This classification is defined as a fair value determined using market-based inputs other than quoted prices that are observable for the liability, either directly or indirectly.

We have a shelf registration statement filed with the Securities and Exchange Commission that allows us to sell, in one or more future offerings, any combination of our unsecured debt securities and common stock.

In April 2013, we issued $750 million of senior unsecured debt under our current shelf registration statement, comprised of $250 million of 2.70% fixed-rate notes due in April 2023 and $500 million of 4.10% fixed-rate notes due in April 2043. We utilized the net proceeds for working capital and general corporate purposes. In July 2012, we issued $1 billion of senior unsecured debt under a then current shelf registration statement, comprised of $500 million of 2.625% fixed-rate notes due in August 2022 and $500 million of 3.875% fixed-rate notes due in August 2042. We utilized the net proceeds for working capital and general corporate purposes.

During 2013, we made principal payments of $116 million related to capital lease obligations and repaid our $300 million 9.65% unsecured notes that matured in June 2012 using cash from operations.

A $1 billion revolving credit facility is available to finance our operations and other cash flow needs and to provide support for the issuance of commercial paper. On March 1, 2013, we entered into an amendment to our credit agreement to, among other things, extend its maturity date from April 26, 2016 to March 1, 2018. The agreement contains a financial covenant, which requires us to maintain a leverage ratio of adjusted debt (long-term debt, including the current portion of such debt, plus six times our last four fiscal quarters' rentals and landing fees) to capital (adjusted debt plus total common stockholders' investment) that does not exceed 70%. Our leverage ratio of adjusted debt to capital was 51% at May 31, 2013. We believe the leverage ratio covenant is our only significant restrictive covenant in our revolving credit agreement. Our revolving credit agreement contains other customary covenants that do not, individually or in the aggregate, materially restrict the conduct of our business. We are in compliance with the leverage ratio covenant and all other covenants of our revolving credit agreement and do not expect the covenants to affect our operations, including our liquidity or expected funding needs. As of May 31, 2013, no commercial paper was outstanding, and the entire $1 billion under the revolving credit facility was available for future borrowings.

We issue other financial instruments in the normal course of business to support our operations, including standby letters of credit and surety bonds. We had a total of $538 million in letters of credit outstanding at May 31, 2013, with $128 million unused under our primary $500 million letter of credit facility, and $539 million in outstanding surety bonds placed by third-party insurance providers. These instruments are required under certain U.S. self-insurance programs and are also used in the normal course of international operations. The underlying liabilities insured by these instruments are reflected in our balance sheets, where applicable. Therefore, no additional liability is reflected for the letters of credit and surety bonds themselves.

NOTE 7: LEASES

We utilize certain aircraft, land, facilities, retail locations and equipment under capital and operating leases that expire at various dates through 2046. We leased 10% of our total aircraft fleet under operating leases as of May 31, 2013 and 10% of our total aircraft fleet under capital and operating leases as of May 31, 2012. A portion of our supplemental aircraft are leased by us under agreements that provide for cancellation upon 30 days' notice. Our leased facilities include national, regional and metropolitan sorting facilities, retail facilities and administrative buildings.

Rent expense under operating leases for the years ended May 31 was as follows (in millions):

	2013	2012	2011
Minimum rentals	$ 2,061	$ 2,018	$ 2,025
Contingent rentals[1]	192	210	193
	$ 2,253	$ 2,228	$ 2,218

(1) Contingent rentals are based on equipment usage.

A summary of future minimum lease payments under noncancelable operating leases with an initial or remaining term in excess of one year at May 31, 2013 is as follows (in millions):

	Operating Leases		
	Aircraft and Related Equipment	Facilities and Other	Total Operating Leases
2014	$ 462	$ 1,474	$ 1,936
2015	448	1,386	1,834
2016	453	1,183	1,636
2017	391	1,298	1,689
2018	326	904	1,230
Thereafter	824	5,826	6,650
Total	$ 2,904	$ 12,071	$ 14,975

Property and equipment recorded under capital leases and future minimum lease payments under capital leases were immaterial at May 31, 2013. The weighted-average remaining lease term of all operating leases outstanding at May 31, 2013 was approximately six years. While certain of our lease agreements contain covenants governing the use of the leased assets or require us to maintain certain levels of insurance, none of our lease agreements include material financial covenants or limitations.

FedEx Express makes payments under certain leveraged operating leases that are sufficient to pay principal and interest on certain pass-through certificates. The pass-through certificates are not direct obligations of, or guaranteed by, FedEx or FedEx Express.

We are the lessee in a series of operating leases covering a portion of our leased aircraft. The lessors are trusts established specifically to purchase, finance and lease aircraft to us. These leasing entities meet the criteria for variable interest entities. We are not the primary beneficiary of the leasing entities, as the lease terms are consistent with market terms at the inception of the lease and do not include a residual value guarantee, fixed-price purchase option or similar feature that obligates us to absorb decreases in value or entitles us to participate in increases in the value of the aircraft. As such, we are not required to consolidate the entity as the primary beneficiary. Our maximum exposure under these leases is included in the summary of future minimum lease payments shown above.

NOTE 8: PREFERRED STOCK

Our Certificate of Incorporation authorizes the Board of Directors, at its discretion, to issue up to 4,000,000 shares of preferred stock. The stock is issuable in series, which may vary as to certain rights and preferences, and has no par value. As of May 31, 2013, none of these shares had been issued.

NOTE 9: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table provides changes in accumulated other comprehensive income (loss), net of tax, reported in our financial statements (in millions):

	Foreign currency translation adjustment	Retirement plans adjustments	Accumulated other comprehensive income (loss)
Balance at May 31, 2010	$ 31	$ (2,471)	$ (2,440)
Other comprehensive gain (loss)	125	(235)	(110)
Balance at May 31, 2011	156	(2,706)	(2,550)
Other comprehensive gain (loss)	(95)	(2,308)	(2,403)
Balance at May 31, 2012	61	(5,014)	(4,953)
Other comprehensive gain (loss)	41	1,092	1,133
Balance at May 31, 2013	$ 102	$ (3,922)	$ (3,820)

NOTE 10: STOCK-BASED COMPENSATION

Our total stock-based compensation expense for the years ended May 31 was as follows (in millions):

	2013	2012	2011
Stock-based compensation expense	$ 109	$ 105	$ 98

We have two types of equity-based compensation: stock options and restricted stock.

STOCK OPTIONS. Under the provisions of our incentive stock plans, key employees and non-employee directors may be granted options to purchase shares of our common stock at a price not less than its fair market value on the date of grant. Vesting requirements are determined at the discretion of the Compensation Committee of our Board of Directors. Option-vesting periods range from one to four years, with 83% of our options vesting ratably over four years. Compensation expense associated with these awards is recognized on a straight-line basis over the requisite service period of the award.

RESTRICTED STOCK. Under the terms of our incentive stock plans, restricted shares of our common stock are awarded to key employees. All restrictions on the shares expire ratably over a four-year period. Shares are valued at the market price on the date of award. The terms of our restricted stock provide for continued vesting subsequent to the employee's retirement. Compensation expense associated with these awards is recognized on a straight-line basis over the shorter of the remaining service or vesting period.

VALUATION AND ASSUMPTIONS. We use the Black-Scholes option pricing model to calculate the fair value of stock options. The value of restricted stock awards is based on the stock price of the award on the grant date. We record stock-based compensation expense in the "Salaries and employee benefits" caption in the accompanying consolidated statements of income.

The key assumptions for the Black-Scholes valuation method include the expected life of the option, stock price volatility, a risk-free interest rate, and dividend yield. Following is a table of the weighted-average Black-Scholes value of our stock option grants, the intrinsic value of options exercised (in millions), and the key weighted-average assumptions used in the valuation calculations for the options granted during the years ended May 31, and then a discussion of our methodology for developing each of the assumptions used in the valuation model:

	2013	2012	2011
Weighted-average Black-Scholes value	$ 29.20	$ 29.92	$ 28.12
Intrinsic value of options exercised	$ 107	$ 67	$ 80
Black-Scholes Assumptions:			
Expected lives	6.1 years	6.0 years	5.9 years
Expected volatility	35%	34%	34%
Risk-free interest rate	0.94%	1.79%	2.36%
Dividend yield	0.609%	0.563%	0.558%

The expected life represents an estimate of the period of time options are expected to remain outstanding, and we examine actual stock option exercises to determine the expected life of the options. Options granted have a maximum term of 10 years. Expected volatilities are based on the actual changes in the market value of our stock and are calculated using daily market value changes from the date of grant over a past period equal to the expected life of the options. The risk-free interest rate is the U.S. Treasury Strip rate posted at the date of grant having a term equal to the expected life of the option. The expected dividend yield is the annual rate of dividends per share over the exercise price of the option.

The following table summarizes information about stock option activity for the year ended May 31, 2013:

	Stock Options			
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)[1]
Outstanding at June 1, 2012	21,031,538	$ 84.39		
Granted	2,547,290	88.08		
Exercised	(3,979,359)	70.41		
Forfeited	(464,035)	91.44		
Outstanding at May 31, 2013	19,135,434	$ 87.62	5.5 years	$ 229
Exercisable	12,447,517	$ 90.23	4.2 years	$ 137
Expected to vest	6,288,642	$ 82.77	8.1 years	$ 87
Available for future grants	6,482,410			

(1) Only presented for options with market value at May 31, 2013 in excess of the exercise price of the option.

The options granted during the year ended May 31, 2013 are primarily related to our principal annual stock option grant in June 2012.

The following table summarizes information about vested and unvested restricted stock for the year ended May 31, 2013:

	Restricted Stock	
	Shares	Weighted-Average Grant Date Fair Value
Unvested at June 1, 2012	589,872	$ 76.79
Granted	220,391	85.45
Vested	(253,423)	75.46
Forfeited	(27,506)	80.13
Unvested at May 31, 2013	529,334	$ 80.86

During the year ended May 31, 2012, there were 214,435 shares of restricted stock granted with a weighted-average fair value of $88.95. During the year ended May 31, 2011, there were 235,998 shares of restricted stock granted with a weighted-average fair value of $78.74.

The following table summarizes information about stock option vesting during the years ended May 31:

	Stock Options	
	Vested during the year	Fair value (in millions)
2013	2,824,757	$ 81
2012	2,807,809	70
2011	2,721,602	67

As of May 31, 2013, there was $133 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share-based compensation arrangements. This compensation expense is expected to be recognized on a straight-line basis over the remaining weighted-average vesting period of approximately two years.

Total shares outstanding or available for grant related to equity compensation at May 31, 2013 represented 8% of the total outstanding common and equity compensation shares and equity compensation shares available for grant.

NOTE 11: COMPUTATION OF EARNINGS PER SHARE

The calculation of basic and diluted earnings per common share for the years ended May 31 was as follows (in millions, except per share amounts):

	2013	2012	2011
Basic earnings per common share:			
Net earnings allocable to common shares[1]	$ 1,558	$ 2,029	$ 1,449
Weighted-average common shares	315	315	315
Basic earnings per common share	$ 4.95	$ 6.44	$ 4.61
Diluted earnings per common share:			
Net earnings allocable to common shares[1]	$ 1,558	$ 2,029	$ 1,449
Weighted-average common shares	315	315	315
Dilutive effect of share-based awards	2	2	2
Weighted-average diluted shares	317	317	317
Diluted earnings per common share	$ 4.91	$ 6.41	$ 4.57
Anti-dilutive options excluded from diluted earnings per common share	11.1	12.6	9.3

(1) Net earnings available to participating securities were immaterial in all periods presented.

NOTE 12: INCOME TAXES

The components of the provision for income taxes for the years ended May 31 were as follows (in millions):

	2013	2012	2011
Current provision (benefit)			
Domestic:			
Federal	$ 512	$ (120)	$ 79
State and local	86	80	48
Foreign	170	181	198
	768	141	325
Deferred provision (benefit)			
Domestic:			
Federal	175	947	485
State and local	(7)	21	12
Foreign	(42)	–	(9)
	126	968	488
	$ 894	$ 1,109	$ 813

Our current federal income tax expenses in 2013, 2012 and 2011 were significantly reduced by accelerated depreciation deductions we claimed under provisions of the American Taxpayer Relief Act of 2013 and the Tax Relief and the Small Business Jobs Acts of 2010. Those Acts, designed to stimulate new business investment in the U.S., accelerated our depreciation deductions for new qualifying investments, such as our Boeing 777 Freighter ("B777F") aircraft. These were timing benefits only, in that depreciation accelerated into an earlier year is foregone in later years. Our 2013 current provision for federal income taxes was, therefore, higher than in 2012 and 2011.

Pre-tax (loss) earnings of foreign operations for 2013, 2012 and 2011 were $(55) million, $358 million and $472 million, respectively. These amounts represent only a portion of total results associated with international shipments and accordingly, do not represent our international or domestic results of operations.

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the years ended May 31 was as follows:

	2013	2012	2011
Statutory U.S. income tax rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:			
State and local income taxes, net of federal benefit	2.1	2.1	1.7
Other, net	(0.7)	(1.8)	(0.8)
Effective tax rate	36.4%	35.3%	35.9%

Our 2012 rate was favorably impacted by the conclusion of the IRS audit of our 2007-2009 consolidated income tax returns.

The significant components of deferred tax assets and liabilities as of May 31 were as follows (in millions):

	2013		2012	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Property, equipment, leases and intangibles	$ 157	$ 3,676	$ 248	$ 3,436
Employee benefits	1,771	11	2,300	11
Self-insurance accruals	533	–	495	–
Other	251	238	338	271
Net operating loss/credit carryforwards	298	–	179	–
Valuation allowances	(204)	–	(145)	–
	$ 2,806	$ 3,925	$ 3,415	$ 3,718

The net deferred tax liabilities as of May 31 have been classified in the balance sheets as follows (in millions):

	2013	2012
Current deferred tax asset	$ 533	$ 533
Noncurrent deferred tax liability	(1,652)	(836)
	$ (1,119)	$ (303)

We have $940 million of net operating loss carryovers in various foreign jurisdictions and $500 million of state operating loss carryovers. The valuation allowances primarily represent amounts reserved for operating loss and tax credit carryforwards, which expire over varying periods starting in 2014. As a result of this and other factors, we believe that a substantial portion of these deferred tax assets may not be realized.

Permanently reinvested earnings of our foreign subsidiaries amounted to $1.3 billion at the end of 2013 and $1 billion at the end of 2012. We have not recognized deferred taxes for U.S. federal income tax purposes on those earnings. In 2013, our permanent reinvestment strategy with respect to unremitted earnings of our foreign subsidiaries provided a 1.2% benefit to our effective tax rate. Were the earnings to be distributed, in the form of dividends or otherwise, these earnings could be subject to U.S. federal income tax and non-U.S. withholding taxes. Unrecognized foreign tax credits potentially could be available to reduce a portion of any U.S. tax liability. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable due to uncertainties related to the timing and source of any potential distribution of such funds, along with other important factors such as the amount of associated foreign tax credits. Cash in offshore jurisdictions associated with our permanent reinvestment strategy totaled $420 million at the end of 2013 and $410 million at the end of 2012.

In 2013, more than 85% of our total enterprise-wide income was earned in U.S. companies of FedEx that are taxable in the United States. As a U.S. airline, our FedEx Express unit is required by Federal Aviation Administration and other rules to conduct its air operations, domestic and international, through a U.S. company. However, we serve more than 220 countries and territories around the world, and are required to establish legal entities in many of them. Most of our entities in those countries are operating entities, engaged in picking up and delivering packages and performing other transportation services. In the meantime, we are continually expanding our global network to meet our customers' needs, which requires increasing investment outside the U.S. We typically use cash generated overseas to fund these investments and have a foreign holding company which manages our investments in several foreign operating companies, including new acquisitions made in 2013 in Poland, France and Brazil.

We are subject to taxation in the U.S. and various U.S. state, local and foreign jurisdictions. We are currently under examination by the IRS for the 2010 and 2011 tax years. It is reasonably possible that certain income tax return proceedings will be completed during the next 12 months and could result in a change in our balance of unrecognized tax benefits. The expected impact of any changes would not be material to our consolidated financial statements.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

	2013	2012	2011
Balance at beginning of year	$ 51	$ 69	$ 82
Increases for tax positions taken in the current year	1	2	2
Increases for tax positions taken in prior years	3	4	6
Decreases for tax positions taken in prior years	(3)	(35)	(10)
Settlements	(9)	(3)	(11)
Increases due to acquisitions	4	15	–
Decrease from lapse of statute of limitations	(2)	–	–
Changes due to currency translation	2	(1)	–
Balance at end of year	$ 47	$ 51	$ 69

Our liabilities recorded for uncertain tax positions include $42 million at May 31, 2013 and $47 million at May 31, 2012 associated with positions that if favorably resolved would provide a benefit to our effective tax rate. We classify interest related to income tax liabilities as interest expense, and if applicable, penalties are recognized as a component of income tax expense. The balance of accrued interest and penalties was $29 million on both May 31, 2013 and May 31, 2012. Total interest and penalties included in our consolidated statements of income are immaterial.

It is difficult to predict the ultimate outcome or the timing of resolution for tax positions. Changes may result from the conclusion of ongoing audits, appeals or litigation in state, local, federal and foreign tax jurisdictions, or from the resolution of various proceedings between the U.S. and foreign tax authorities. Our liability for uncertain tax positions includes no matters that are individually or collectively material to us. It is reasonably possible that the amount of the benefit with respect to certain of our unrecognized tax positions will increase or decrease within the next 12 months, but an estimate of the range of the reasonably possible changes cannot be made. However, we do not expect that the resolution of any of our uncertain tax positions will be material.

NOTE 13: RETIREMENT PLANS

We sponsor programs that provide retirement benefits to most of our employees. These programs include defined benefit pension plans, defined contribution plans and postretirement healthcare plans. The accounting for pension and postretirement healthcare plans includes numerous assumptions, such as: discount rates; expected long-term investment returns on plan assets; future salary increases; employee turnover; mortality; and retirement ages. These assumptions most significantly impact our U.S. Pension Plans.

The accounting guidance related to postretirement benefits requires recognition in the balance sheet of the funded status of defined benefit pension and other postretirement benefit plans, and the recognition in accumulated other comprehensive income ("AOCI") of unrecognized gains or losses and prior service costs or credits. The funded status is measured as the difference between the fair value of the plan's assets and the projected benefit obligation ("PBO") of the plan. We recorded an increase to equity of $861 million (net of tax) at May 31, 2013, and a decrease to equity of $2.4 billion (net of tax) at May 31, 2012, attributable to our plans.

A summary of our retirement plans costs over the past three years is as follows (in millions):

	2013	2012	2011
U.S. domestic and international pension plans	$ 679	$ 524	$ 543
U.S. domestic and international defined contribution plans	354	338	257
U.S. domestic and international postretirement healthcare plans	78	70	60
	$ 1,111	$ 932	$ 860

Total retirement plans costs in 2013 were higher than 2012 due to the negative impact of a significantly lower discount rate at our May 31, 2012 measurement date. Total retirement plans cost increased in 2012 primarily due to higher expenses for our 401(k) plans due to the full restoration of company matching contributions on January 1, 2011.

PENSION PLANS. Our largest pension plan covers certain U.S. employees age 21 and over, with at least one year of service. Pension benefits for most employees are accrued under a cash balance formula we call the Portable Pension Account. Under the Portable Pension Account, the retirement benefit is expressed as a dollar amount in a notional account that grows with annual credits based on pay, age and years of credited service, and interest on the notional account balance. The Portable Pension Account benefit is payable as a lump sum or an annuity at retirement at the election of the employee. The plan interest credit rate varies from year to year based on a U.S. Treasury index and corporate bond rates. Prior to 2009, certain employees earned benefits using a traditional pension formula (based on average earnings and years of service). Benefits under this formula were capped on May 31, 2008 for most employees. We also sponsor or participate in nonqualified benefit plans covering certain of our U.S. employee groups and other pension plans covering certain of our international employees. The international defined benefit pension plans provide benefits primarily based on final earnings and years of service and are funded in compliance with local laws and practices.

POSTRETIREMENT HEALTHCARE PLANS. Certain of our subsidiaries offer medical, dental and vision coverage to eligible U.S. retirees and their eligible dependents. U.S. employees covered by the principal plan become eligible for these benefits at age 55 and older, if they have permanent, continuous service of at least 10 years after attainment of age 45 if hired prior to January 1, 1988, or at least 20 years after attainment of age 35 if hired on or after January 1, 1988. Postretirement healthcare benefits are capped at 150% of the 1993 per capita projected employer cost, which has been reached and, therefore, these benefits are not subject to additional future inflation.

PENSION PLAN ASSUMPTIONS. Our pension cost is materially affected by the discount rate used to measure pension obligations, the level of plan assets available to fund those obligations and the expected long-term rate of return on plan assets.

We use a measurement date of May 31 for our pension and postretirement healthcare plans. Management reviews the assumptions used to measure pension costs on an annual basis. Economic and market conditions at the measurement date impact these assumptions from year to year. Actuarial gains or losses are generated for changes in assumptions and to the extent that actual results differ from those assumed. These actuarial gains and losses are amortized over the remaining average service lives of our active employees if they exceed a corridor amount in the aggregate. Additional information about our pension plans can be found in the Critical Accounting Estimates section of Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") in this Annual Report.

Weighted-average actuarial assumptions for our primary U.S. retirement plans, which represent substantially all of our PBO and accumulated postretirement benefit obligation ("APBO"), are as follows:

	Pension Plans			Postretirement Healthcare Plans		
	2013	2012	2011	2013	2012	2011
Discount rate used to determine benefit obligation	4.79%	4.44%	5.76%	4.91%	4.55%	5.67%
Discount rate used to determine net periodic benefit cost	4.44	5.76	6.37	4.55	5.67	6.11
Rate of increase in future compensation levels used to determine benefit obligation	4.54	4.62	4.58	–	–	–
Rate of increase in future compensation levels used to determine net periodic benefit cost	4.62	4.58	4.63	–	–	–
Expected long-term rate of return on assets	8.00	8.00	8.00	–	–	–

The estimated average rate of return on plan assets is the expected future long-term rate of earnings on plan assets and is a forward-looking assumption that materially affects our pension cost. Establishing the expected future rate of investment return on our pension assets is a judgmental matter. We review the expected long-term rate of return on an annual basis and revise it as appropriate. Management considers the following factors in determining this assumption:

> the duration of our pension plan liabilities, which drives the investment strategy we can employ with our pension plan assets;

> the types of investment classes in which we invest our pension plan assets and the expected compound geometric return we can reasonably expect those investment classes to earn over time; and

> the investment returns we can reasonably expect our investment management program to achieve in excess of the returns we could expect if investments were made strictly in indexed funds.

Our expected long-term rate of return on plan assets was 8% for 2013, 2012 and 2011. Our actual return in each of the past three years exceeded that amount for our principal U.S. domestic pension plan. For the 15-year period ended May 31, 2013, our actual returns were 6.9%. For 2014, we plan to lower our expected return on plan assets assumption for long-term returns on plan assets to 7.75% as we continue to refine our asset and liability management strategy. In lowering this assumption we considered our historical returns, our investment strategy for our plan assets, including the impacts of the long duration of our plan liability and the relatively low annual draw on plan assets on that investment strategy.

Pension expense is also affected by the accounting policy used to determine the value of plan assets at the measurement date. We use a calculated-value method to determine the value of plan assets, which helps mitigate short-term volatility in market performance (both increases and decreases) by amortizing certain actuarial gains or losses over a period no longer than four years. Another method used in practice applies the market value of plan assets at the measurement date. For purposes of valuing plan assets for determining 2014 pension expense, the calculated value method resulted in the same value as the market value, as it did in 2013. For determining 2012 pension expense, we used the calculated value method which resulted in a portion of the asset gain in 2011 being deferred to future years because our actual returns on plan assets significantly exceeded our assumptions.

The investment strategy for pension plan assets is to utilize a diversified mix of global public and private equity portfolios, together with fixed-income portfolios, to earn a long-term investment return that meets our pension plan obligations. Our pension plan assets are invested primarily in publicly tradeable securities, and our pension plans hold only a minimal investment in FedEx common stock that is entirely at the discretion of third-party pension fund investment managers. Our largest holding classes are U.S. Large Cap Equities, which is indexed to the S&P 500 Index, Corporate Fixed Income Securities and Government Fixed Income Securities. Accordingly, we do not have any significant concentrations of risk. Active management strategies are utilized within the plan in an effort to realize investment returns in excess of market indices. As part of our strategy to manage pension costs and funded status volatility, we have transitioned to a liability-driven investment strategy to better align plan assets with liabilities. Our investment strategy also includes the limited use of derivative financial instruments on a discretionary basis to improve investment returns and manage exposure to market risk. In all cases, our investment managers are prohibited from using derivatives for speculative purposes and are not permitted to use derivatives to leverage a portfolio.

Following is a description of the valuation methodologies used for investments measured at fair value:

> **Cash and cash equivalents.** These Level 1 investments include cash, cash equivalents and foreign currency valued using exchange rates. The Level 2 investments include commingled funds valued using the net asset value.

> **Domestic and international equities.** These Level 1 investments are valued at the closing price or last trade reported on the major market on which the individual securities are traded. The Level 2 investments are commingled funds valued using the net asset value.

> **Private equity.** The valuation of these Level 3 investments requires significant judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. Investments are valued based upon recommendations of our investment managers incorporating factors such as contributions and distributions, market transactions, market comparables and performance multiples.

> **Fixed income.** We determine the fair value of these Level 2 corporate bonds, U.S. and non-U.S. government securities and other fixed income securities by using bid evaluation pricing models or quoted prices of securities with similar characteristics.

The fair values of investments by level and asset category and the weighted-average asset allocations for our domestic pension plans at the measurement date are presented in the following table (in millions):

	Plan Assets at Measurement Date					
	2013					
Asset Class	Fair Value	Actual%	Target Range%	Quoted Prices in Active Markets Level 1	Other Observable Inputs Level 2	Unobservable Inputs Level 3
Cash and cash equivalents	$ 456	2%	0-5%	$ 15	$ 441	
Equities			35-55			
U.S. large cap equity	5,264	28		37	5,227	
U.S. SMID cap equity	1,741	9		1,741		
International equities	2,271	12		1,904	367	
Private equities	332	2				$ 332
Fixed income securities			45-65			
Corporate	4,972	26			4,972	
Government	3,888	20			3,888	
Mortgage backed and other	200	1			200	
Other	(77)	–		(83)	6	
	$ 19,047	100%		$ 3,614	$ 15,101	$ 332

	2012					
Asset Class	Fair Value	Actual%	Target Range%	Quoted Prices in Active Markets Level 1	Other Observable Inputs Level 2	Unobservable Inputs Level 3
Cash and cash equivalents	$ 618	4%	0-3%	$ 8	$ 610	
Equities			45-55			
U.S. large cap equity	4,248	25		9	4,239	
U.S. SMID cap equity	1,368	8		1,368		
International equities	1,657	10		1,395	262	
Private equities	402	2				$ 402
Fixed income securities			45-55			
Corporate	4,565	27			4,565	
Government	4,175	24			4,175	
Mortgage backed and other	59	–			59	
Other	(79)	–		(85)	6	
	$ 17,013	100%		$ 2,695	$ 13,916	$ 402

The change in fair value of Level 3 assets that use significant unobservable inputs is shown in the table below (in millions):

	2013	2012
Balance at beginning of year	$ 402	$ 403
Actual return on plan assets:		
Assets held during current year	(29)	3
Assets sold during the year	55	38
Purchases, sales and settlements	(96)	(42)
Balance at end of year	$ 332	$ 402

The following table provides a reconciliation of the changes in the pension and postretirement healthcare plans' benefit obligations and fair value of assets over the two-year period ended May 31, 2013 and a statement of the funded status as of May 31, 2013 and 2012 (in millions):

	Pension Plans		Postretirement Healthcare Plans	
	2013	2012	2013	2012
Accumulated Benefit Obligation ("ABO")	$ 21,958	$ 21,556		
Changes in Projected Benefit Obligation ("PBO") and Accumulated Postretirement Benefit Obligation ("APBO")				
PBO/APBO at the beginning of year	$ 22,187	$ 17,372	$ 790	$ 648
Service cost	692	593	42	35
Interest cost	968	976	36	36
Actuarial loss (gain)	(652)	3,789	(17)	98
Benefits paid	(589)	(502)	(54)	(51)
Other	(6)	(41)	31	24
PBO/APBO at the end of year	$ 22,600	$ 22,187	$ 828	$ 790
Change in Plan Assets				
Fair value of plan assets at the beginning of year	$ 17,334	$ 15,841	$ –	$ –
Actual return on plan assets	2,081	1,235	–	–
Company contributions	615	780	27	27
Benefits paid	(589)	(502)	(54)	(51)
Other	(8)	(20)	27	24
Fair value of plan assets at the end of year	$ 19,433	$ 17,334	$ –	$ –
Funded Status of the Plans	$ (3,167)	$ (4,853)	$ (828)	$ (790)
Amount Recognized in the Balance Sheet at May 31:				
Current pension, postretirement healthcare and other benefit obligations	$ (48)	$ (35)	$ (39)	$ (33)
Noncurrent pension, postretirement healthcare and other benefit obligations	(3,119)	(4,818)	(789)	(757)
Net amount recognized	$ (3,167)	$ (4,853)	$ (828)	$ (790)
Amounts Recognized in AOCI and not yet reflected in Net Periodic Benefit Cost:				
Net actuarial loss (gain)	$ 6,993	$ 8,866	$ (4)	$ 13
Prior service (credit) cost and other	(781)	(897)	2	2
Total	$ 6,212	$ 7,969	$ (2)	$ 15
Amounts Recognized in AOCI and not yet reflected in Net Periodic Benefit Cost expected to be amortized in next year's Net Periodic Benefit Cost:				
Net actuarial loss (gain)	$ 378	$ 516	$ –	$ –
Prior service credit and other	(114)	(114)	–	–
Total	$ 264	$ 402	$ –	$ –

Our pension plans included the following components at May 31, 2013 and 2012 (in millions):

	PBO	Fair Value of Plan Assets	Funded Status
2013			
Qualified	$ 21,532	$ 19,047	$ (2,485)
Nonqualified	322	–	(322)
International Plans	746	386	(360)
Total	$ 22,600	$ 19,433	$ (3,167)
2012			
Qualified	$ 21,192	$ 17,013	$ (4,179)
Nonqualified	355	–	(355)
International Plans	640	321	(319)
Total	$ 22,187	$ 17,334	$ (4,853)

The table above provides the PBO, fair value of plan assets and funded status of our pension plans on an aggregated basis. The following table presents our plans on a disaggregated basis to show those plans (as a group) whose assets did not exceed their liabilities. These plans are comprised of our unfunded nonqualified plans, certain international plans and our U.S. Pension Plans. At May 31, 2013 and 2012, the fair value of plan assets for pension plans with a PBO or ABO in excess of plan assets were as follows (in millions):

	PBO Exceeds the Fair Value of Plan Assets	
	2013	2012
Pension Benefits		
Fair value of plan assets	$ 19,433	$ 17,334
PBO	(22,600)	(22,187)
Net funded status	$ (3,167)	$ (4,853)

	ABO Exceeds the Fair Value of Plan Assets	
	2013	2012
Pension Benefits		
ABO[1]	$ (21,930)	$ (21,555)
Fair value of plan assets	19,404	17,333
PBO	(22,570)	(22,185)
Net funded status	$ (3,166)	$ (4,852)

(1) ABO not used in determination of funded status.

Contributions to our U.S. Pension Plans for the years ended May 31 were as follows (in millions):

	2013	2012
Required	$ 560	$ 496
Voluntary	–	226
	$ 560	$ 722

For 2014, we anticipate making required contributions to our U.S. Pension Plans totaling approximately $650 million.

Net periodic benefit cost for the three years ended May 31 were as follows (in millions):

	Pension Plans			Postretirement Healthcare Plans		
	2013	2012	2011	2013	2012	2011
Service cost	$ 692	$ 593	$ 521	$ 42	$ 35	$ 31
Interest cost	968	976	900	36	36	34
Expected return on plan assets	(1,383)	(1,240)	(1,062)	–	–	–
Recognized actuarial losses (gains) and other	402	195	184	–	(1)	(5)
Net periodic benefit cost	$ 679	$ 524	$ 543	$ 78	$ 70	$ 60

Pension costs in 2013 were higher than 2012 due to the negative impact of a significantly lower discount rate at our May 31, 2012 measurement date.

Amounts recognized in OCI for all plans were as follows (in millions):

	2013				2012			
	Pension Plans		Postretirement Healthcare Plans		Pension Plans		Postretirement Healthcare Plans	
	Gross Amount	Net of Tax Amount	Gross Amount	Net of Tax Amount	Gross Amount	Net of Tax Amount	Gross Amount	Net of Tax Amount
Net (gain) loss and other arising during period	$ (1,350)	$ (840)	$ (17)	$ (21)	$ 3,777	$ 2,371	$ 97	$ 61
Amortizations:								
Prior services credit	114	66	–	–	113	71	–	–
Actuarial (losses) gains and other	(516)	(297)	–	–	(311)	(195)	1	–
Total recognized in OCI	$ (1,752)	$ (1,071)	$ (17)	$ (21)	$ 3,579	$ 2,247	$ 98	$ 61

Benefit payments, which reflect expected future service, are expected to be paid as follows for the years ending May 31 (in millions):

	Pension Plans	Postretirement Healthcare Plans
2014	$ 821	$ 39
2015	956	42
2016	896	44
2017	961	45
2018	1,049	47
2019–2023	6,974	274

These estimates are based on assumptions about future events. Actual benefit payments may vary significantly from these estimates.

Future medical benefit claims costs are estimated to increase at an annual rate of 7.7% during 2014, decreasing to an annual growth rate of 4.5% in 2029 and thereafter. Future dental benefit costs are estimated to increase at an annual rate of 6.9% during 2014, decreasing to an annual growth rate of 4.5% in 2029 and thereafter. A 1% change in these annual trend rates would not have a significant impact on the APBO at May 31, 2013 or 2013 benefit expense because the level of these benefits is capped.

NOTE 14: BUSINESS SEGMENT INFORMATION

FedEx Express, FedEx Ground and FedEx Freight represent our major service lines and, along with FedEx Services, form the core of our reportable segments. Our reportable segments include the following businesses:

FedEx Express Segment	> FedEx Express (express transportation) > FedEx Trade Networks (air and ocean freight forwarding and customs brokerage) > FedEx SupplyChain Systems (logistics services)
FedEx Ground Segment	> FedEx Ground (small-package ground delivery) > FedEx SmartPost (small-parcel consolidator)
FedEx Freight Segment	> FedEx Freight (LTL freight transportation) > FedEx Custom Critical (time-critical transportation)
FedEx Services Segment	> FedEx Services (sales, marketing, information technology, communications and back-office functions) > FedEx TechConnect (customer service, technical support, billings and collections) > FedEx Office (document and business services and package acceptance)

FedEx Services Segment

The FedEx Services segment operates combined sales, marketing, administrative and information technology functions in shared services operations that support our transportation businesses and allow us to obtain synergies from the combination of these functions. For the international regions of FedEx Express, some of these functions are performed on a regional basis by FedEx Express and reported in the FedEx Express segment in their natural expense line items. The FedEx Services segment includes: FedEx Services, which provides sales, marketing, information technology, communications and back-office support to our other companies; FedEx TechConnect, which is responsible for customer service, technical support, billings and collections for U.S. customers of our major business units; and FedEx Office, which provides an array of document and business services and retail access to our customers for our package transportation businesses.

The FedEx Services segment provides direct and indirect support to our transportation businesses, and we allocate all of the net operating costs of the FedEx Services segment (including the net operating results of FedEx Office) to reflect the full cost of operating our transportation businesses in the results of those segments. Within the FedEx Services segment allocation, the net operating results of FedEx Office, which are an immaterial component of our allocations, are allocated to FedEx Express and FedEx Ground. The allocations of net operating costs are based on metrics such as relative revenues or estimated services provided. We believe these allocations approximate the net cost of providing these functions. We review and evaluate the performance of our transportation segments based on operating income (inclusive of FedEx Services segment allocations). For the FedEx Services segment, performance is evaluated based on the impact of its total allocated net operating costs on our transportation segments.

The operating expenses line item "Intercompany charges" on the accompanying unaudited financial summaries of our transportation segments in MD&A reflects the allocations from the FedEx Services segment to the respective transportation segments. The "Intercompany charges" caption also includes charges and credits for administrative services provided between operating companies and certain other costs such as corporate management fees related to services received for general corporate oversight, including executive officers and certain legal and finance functions. We believe these allocations approximate the net cost of providing these functions.

Other Intersegment Transactions

Certain FedEx operating companies provide transportation and related services for other FedEx companies outside their reportable segment. Billings for such services are based on negotiated rates, which we believe approximate fair value, and are reflected as revenues of the billing segment. These rates are adjusted from time to time based on market conditions. Such intersegment revenues and expenses are eliminated in our consolidated results and are not separately identified in the following segment information, because the amounts are not material.

The following table provides a reconciliation of reportable segment revenues, depreciation and amortization, operating income (loss) and segment assets to consolidated financial statement totals for the years ended or as of May 31 (in millions):

	FedEx Express Segment[1]	FedEx Ground Segment[2]	FedEx Freight Segment[3]	FedEx Services Segment	Other and Eliminations	Consolidated Total
Revenues						
2013	$ 27,171	$ 10,578	$ 5,401	$ 1,580	$ (443)	$ 44,287
2012	26,515	9,573	5,282	1,671	(361)	42,680
2011	24,581	8,485	4,911	1,684	(357)	39,304
Depreciation and amortization						
2013	$ 1,350	$ 434	$ 217	$ 384	$ 1	$ 2,386
2012	1,169	389	185	369	1	2,113
2011	1,059	337	205	371	1	1,973
Operating income (loss)						
2013	$ 555	$ 1,788	$ 208	$ –	$ –	$ 2,551
2012	1,260	1,764	162	–	–	3,186
2011	1,228	1,325	(175)	–	–	2,378
Segment assets[4]						
2013	$ 18,935	$ 7,353	$ 2,953	$ 4,879	$ (553)	$ 33,567
2012	17,981	6,154	2,807	4,546	(1,585)	29,903
2011	16,463	5,048	2,664	4,278	(1,068)	27,385

(1) FedEx Express segment 2013 operating expenses include $405 million of direct and allocated business realignment costs and an impairment charge of $100 million resulting from the decision to retire 10 aircraft and related engines. FedEx Express segment 2012 operating expenses include an impairment charge of $134 million resulting from the decision to retire 24 aircraft and related engines and a reversal of a $66 million legal reserve which was initially recorded in 2011.

(2) FedEx Ground segment 2013 operating expenses include $105 million of allocated business realignment costs.

(3) FedEx Freight segment 2013 operating expenses include $50 million in direct and allocated business realignment costs. FedEx Freight segment 2011 operating expenses include $133 million in costs associated with the combination of our FedEx Freight and FedEx National LTL operations, effective January 30, 2011.

(4) Segment assets include intercompany receivables.

The following table provides a reconciliation of reportable segment capital expenditures to consolidated totals for the years ended May 31 (in millions):

	FedEx Express Segment	FedEx Ground Segment	FedEx Freight Segment	FedEx Services Segment	Other	Consolidated Total
2013	$ 2,067	$ 555	$ 326	$ 424	$ 3	$ 3,375
2012	2,689	536	340	437	5	4,007
2011	2,467	426	153	387	1	3,434

The following table presents revenue by service type and geographic information for the years ended or as of May 31 (in millions):

	2013	2012	2011
Revenue by Service Type			
FedEx Express segment:			
Package:			
U.S. overnight box	$ 6,513	$ 6,546	$ 6,128
U.S. overnight envelope	1,705	1,747	1,736
U.S. deferred	3,020	3,001	2,805
Total U.S. domestic package revenue	11,238	11,294	10,669
International priority	6,586	6,849	6,760
International economy	2,046	1,859	1,468
Total international export package revenue	8,632	8,708	8,228
International domestic[1]	1,398	853	653
Total package revenue	21,268	20,855	19,550
Freight:			
U.S.	2,562	2,498	2,188
International priority	1,678	1,827	1,722
International airfreight	276	307	283
Total freight revenue	4,516	4,632	4,193
Other[2]	1,387	1,028	838
Total FedEx Express segment	27,171	26,515	24,581
FedEx Ground segment:			
FedEx Ground	9,652	8,791	7,855
FedEx SmartPost	926	782	630
Total FedEx Ground segment	10,578	9,573	8,485
FedEx Freight segment	5,401	5,282	4,911
FedEx Services segment	1,580	1,671	1,684
Other and eliminations	(443)	(361)	(357)
	$ 44,287	$ 42,680	$ 39,304
Geographical Information[3]			
Revenues:			
U.S.	$ 31,550	$ 29,837	$ 27,461
International:			
FedEx Express segment	12,357	12,370	11,437
FedEx Ground segment	234	216	177
FedEx Freight segment	112	101	84
FedEx Services segment	34	156	145
Total international revenue	12,737	12,843	11,843
	$ 44,287	$ 42,680	$ 39,304
Noncurrent assets:			
U.S.	$ 19,637	$ 18,874	$ 17,235
International	2,656	1,973	1,865
	$ 22,293	$ 20,847	$ 19,100

(1) International domestic revenues include our international intra-country domestic express operations, including acquisitions in India (February 2011), Mexico (July 2011), Poland (June 2012), France (July 2012) and Brazil (July 2012).

(2) Includes FedEx Trade Networks and FedEx SupplyChain Systems.

(3) International revenue includes shipments that either originate in or are destined to locations outside the United States. Noncurrent assets include property and equipment, goodwill and other long-term assets. Our flight equipment registered in the U.S. is included as U.S. assets; however, many of our aircraft operate internationally.

NOTE 15: SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest expense and income taxes for the years ended May 31 was as follows (in millions):

	2013	2012	2011
Cash payments for:			
Interest (net of capitalized interest)	$ 80	$ 52	$ 93
Income taxes	$ 687	$ 403	$ 493
Income tax refunds received	(219)	(146)	(106)
Cash tax payments, net	$ 468	$ 257	$ 387

NOTE 16: GUARANTEES AND INDEMNIFICATIONS

In conjunction with certain transactions, primarily the lease, sale or purchase of operating assets or services in the ordinary course of business, we may provide routine guarantees or indemnifications (e.g., environmental, fuel, tax and software infringement), the terms of which range in duration, and often they are not limited and have no specified maximum obligation. As a result, the overall maximum potential amount of the obligation under such guarantees and indemnifications cannot be reasonably estimated. Historically, we have not been required to make significant payments under our guarantee or indemnification obligations and no amounts have been recognized in our financial statements for the underlying fair value of these obligations.

Special facility revenue bonds have been issued by certain municipalities primarily to finance the acquisition and construction of various airport facilities and equipment. These facilities were leased to us and are accounted for as operating leases. FedEx Express has unconditionally guaranteed $551 million in principal of these bonds (with total future principal and interest payments of approximately $708 million as of May 31, 2013) through these leases.

NOTE 17: COMMITMENTS

Annual purchase commitments under various contracts as of May 31, 2013 were as follows (in millions):

	Aircraft and Aircraft Related	Facilities and Other[(1)]	Total
2014	$ 968	$ 1,183	$ 2,151
2015	1,054	184	1,238
2016	1,140	123	1,263
2017	959	101	1,060
2018	1,382	44	1,426
Thereafter	4,492	109	4,601
Total	$ 9,995	$ 1,744	$ 11,739

(1) Primarily vehicles, facilities, advertising contracts and in 2014, approximately $650 million of quarterly contributions to our U.S. Pension Plans.

The amounts reflected in the table above for purchase commitments represent noncancelable agreements to purchase goods or services. As of May 31, 2013, our obligation to purchase four Boeing 767-300 Freighter ("B767F") aircraft and nine B777F aircraft is conditioned upon there being no event that causes FedEx Express or its employees not to be covered by the Railway Labor Act of 1926, as amended. Commitments to purchase aircraft in passenger configuration do not include the attendant costs to modify these aircraft for cargo transport unless we have entered into noncancelable commitments to modify such aircraft. Open purchase orders that are cancelable are not considered unconditional purchase obligations for financial reporting purposes and are not included in the table above.

We have several aircraft modernization programs underway which are supported by the purchase of B777F, B767F and Boeing 757 ("B757") aircraft. These aircraft are significantly more fuel-efficient per unit than the aircraft types previously utilized, and these expenditures are necessary to achieve significant long-term operating savings and to replace older aircraft. Our ability to delay the timing of these aircraft-related expenditures is limited without incurring significant costs to modify existing purchase agreements. During 2013, FedEx Express entered into an agreement to purchase 14 additional B757 aircraft, the delivery of which began in 2013 and will continue through 2014. The agreement provides the option to purchase up to 16 additional B757 aircraft, subject to the satisfaction of certain conditions. In addition, FedEx Express entered into agreements to purchase an additional 23 B767F aircraft, the delivery of which will occur between 2014 and 2019. The delivery of two firm B777F aircraft orders were also deferred from 2015 to 2016.

We had $414 million in deposits and progress payments as of May 31, 2013 on aircraft purchases and other planned aircraft-related transactions. These deposits are classified in the "Other assets" caption of our consolidated balance sheets. In addition to our commitment to purchase B777Fs and B767Fs, our aircraft purchase commitments include the B757 aircraft in passenger configuration, which will require additional costs to modify for cargo transport. Aircraft and aircraft-related contracts are subject to price escalations. The following table is a summary of the key aircraft we are committed to purchase as of May 31, 2013, with the year of expected delivery:

	B757	B767F	B777F	Total
2014	13	4	2	19
2015	–	12	–	12
2016	–	10	2	12
2017	–	10	–	10
2018	–	10	2	12
Thereafter	–	4	14	18
Total	13	50	20	83

Effective as of June 14, 2013, we entered into a supplemental agreement to purchase 13 of the 16 B757 option aircraft noted above. Delivery of the aircraft will occur during 2014 and 2015. This aircraft transaction is not included in the table above, as it occurred subsequent to May 31, 2013.

NOTE 18: CONTINGENCIES

WAGE-AND-HOUR. We are a defendant in a number of lawsuits containing various class-action allegations of wage-and-hour violations. The plaintiffs in these lawsuits allege, among other things, that they were forced to work "off the clock," were not paid overtime or were not provided work breaks or other benefits. The complaints generally seek unspecified monetary damages, injunctive relief, or both. We do not believe that a material loss is reasonably possible with respect to any of these matters.

INDEPENDENT CONTRACTOR — LAWSUITS AND STATE ADMINISTRATIVE PROCEEDINGS. FedEx Ground is involved in numerous class-action lawsuits (including 31 that have been certified as class actions), individual lawsuits and state tax and other administrative proceedings that claim that the company's owner-operators should be treated as employees, rather than independent contractors.

Most of the class-action lawsuits were consolidated for administration of the pre-trial proceedings by a single federal court, the U.S. District Court for the Northern District of Indiana. The multidistrict litigation court granted class certification in 28 cases and denied it in 14 cases. On December 13, 2010, the court entered an opinion and order addressing all outstanding motions for summary judgment on the status of the owner-operators (*i.e.*, independent contractor vs. employee). In sum, the court has now ruled on our summary judgment motions and entered judgment in favor of FedEx Ground on all claims in 20 of the 28 multidistrict litigation cases that had been certified as class actions, finding that the owner-operators in those cases were contractors as a matter of the law of 20 states. The plaintiffs filed notices of appeal in all of these 20 cases. The Seventh Circuit heard the appeal in the Kansas case in January 2012 and, in July 2012, issued an opinion that did not make a determination with respect to the correctness of the district court's decision and, instead, certified two questions to the Kansas Supreme Court related to the classification of the plaintiffs as independent contractors under the Kansas Wage Payment Act. The other 19 cases that are before the Seventh Circuit remain stayed pending a decision of the Kansas Supreme Court.

The multidistrict litigation court remanded the other eight certified class actions back to the district courts where they were originally filed because its summary judgment ruling did not completely dispose of all of the claims in those lawsuits. Three of those cases are now on appeal with the Court of Appeals for the Ninth Circuit. The other five remain pending in their respective district courts.

While the granting of summary judgment in favor of FedEx Ground by the multidistrict litigation court in 20 of the 28 cases that had been certified as class actions remains subject to appeal, we believe that it significantly improves the likelihood that our independent contractor model will be upheld. Adverse determinations in matters related to FedEx Ground's independent contractors, however, could, among other things, entitle certain of our owner-operators and their drivers to the reimbursement of certain expenses and to the benefit of wage-and-hour laws and result in employment and withholding tax and benefit liability for FedEx Ground, and could result in changes to the independent contractor status of FedEx Ground's owner-operators in certain jurisdictions. We believe that FedEx Ground's owner-operators are properly classified as independent contractors and that FedEx Ground is not an employer of the drivers of the company's independent contractors. While it is reasonably possible that potential loss in some of these lawsuits or such changes to the independent contractor status of FedEx Ground's owner-operators could be material, we cannot yet determine the amount or reasonable range of potential loss. A number of factors contribute to this. The number of plaintiffs in these lawsuits continues to change, with some being dismissed and others being added and, as to new plaintiffs, discovery is still ongoing. In addition, the parties have conducted only very limited discovery into damages, which could vary considerably from plaintiff to plaintiff. Further, the range of potential loss could be impacted considerably by future rulings on the merits of certain claims and FedEx Ground's various defenses, and on evidentiary issues. In any event, we do not believe that a material loss is probable in these matters.

In addition, we are defending contractor-model cases that are not or are no longer part of the multidistrict litigation, three of which have been certified as class actions. These cases are in varying stages of litigation, and we do not expect to incur a material loss in any of these matters.

OTHER MATTERS. In August 2010, a third-party consultant who works with shipping customers to negotiate lower rates filed a lawsuit in federal district court in California against FedEx and United Parcel Service, Inc. ("UPS") alleging violations of U.S. antitrust law. This matter was dismissed in May 2011, but the court granted the plaintiff permission to file an amended complaint, which FedEx received in June 2011. In November 2011, the court granted our motion to dismiss this complaint, but again allowed the plaintiff to file an amended complaint. The plaintiff filed a new complaint in December 2011, and the matter remains pending before the court. In February 2011, shortly after the initial lawsuit was filed, we received a demand for the production of information and documents in connection with a civil investigation by the U.S. Department of Justice ("DOJ") into the policies and practices of FedEx and UPS for dealing with third-party consultants who work with shipping customers to negotiate lower rates. In November 2012, the DOJ served a civil investigative demand on the third-party consultant seeking all pleadings, depositions and documents produced in the lawsuit. We are cooperating with the investigation, do not believe that we have engaged in any anti-competitive activities and will vigorously defend ourselves in any action that may result from the investigation. While the litigation proceedings and the DOJ investigation move forward, and the amount of loss, if any, is dependent on a number of factors that are not yet fully developed or resolved, we do not believe that a material loss is reasonably possible.

We have received requests for information from the DOJ in the Northern District of California in connection with a criminal investigation relating to the transportation of packages for online pharmacies that may have shipped pharmaceuticals in violation of federal law. We responded to grand jury subpoenas issued in June 2008 and August 2009 and to additional requests for information pursuant to those subpoenas, and we continue to respond and cooperate with the investigation. We believe that our employees have acted in good faith at all times. We do not believe that we have engaged in any illegal activities and will vigorously defend ourselves in any action that may result from the investigation. The DOJ may pursue a criminal indictment and, if we are convicted, remedies could include fines, penalties, financial forfeiture and compliance conditions. We cannot estimate the amount or range of loss, if any, as such analysis would depend on facts and law that are not yet fully developed or resolved.

FedEx and its subsidiaries are subject to other legal proceedings that arise in the ordinary course of their business. In the opinion of management, the aggregate liability, if any, with respect to these other actions will not have a material adverse effect on our financial position, results of operations or cash flows.

NOTE 19: RELATED PARTY TRANSACTIONS

Our Chairman, President and Chief Executive Officer, Frederick W. Smith, currently holds an approximate 10% ownership interest in the National Football League Washington Redskins professional football team ("Redskins") and is a member of its board of directors. FedEx has a multi-year naming rights agreement with the Redskins granting us certain marketing rights, including the right to name the Redskins' stadium "FedExField."

NOTE 20: SUMMARY OF QUARTERLY OPERATING RESULTS (UNAUDITED)

(in millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2013[1]				
Revenues	$ 10,792	$ 11,107	$ 10,953	$ 11,435
Operating income	742	718	589	502
Net income	459	438	361	303
Basic earnings per common share[2]	1.46	1.39	1.14	0.96
Diluted earnings per common share[2]	1.45	1.39	1.13	0.95
2012[3]				
Revenues	$ 10,521	$ 10,587	$ 10,564	$ 11,008
Operating income	737	780	813	856
Net income	464	497	521	550
Basic earnings per common share[2]	1.46	1.57	1.66	1.74
Diluted earnings per common share[2]	1.46	1.57	1.65	1.73

(1) The fourth quarter of 2013 includes $496 million of business realignment costs and an impairment charge of $100 million resulting from the decision to retire 10 aircraft and related engines at FedEx Express. The third quarter of 2013 includes $47 million of business realignment costs. The second quarter of 2013 includes $13 million of business realignment costs.

(2) The sum of the quarterly earnings per share may not equal annual amounts due to differences in the weighted-average number of shares outstanding during the respective period.

(3) The fourth quarter of 2012 includes an impairment charge of $134 million resulting from the decision to retire 24 aircraft and related engines at FedEx Express. The third quarter of 2012 includes the reversal of a $66 million legal reserve.

NOTE 21: CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

We are required to present condensed consolidating financial information in order for the subsidiary guarantors (other than FedEx Express) of our public debt to continue to be exempt from reporting under the Securities Exchange Act of 1934, as amended.

The guarantor subsidiaries, which are wholly owned by FedEx, guarantee $2.75 billion of our debt. The guarantees are full and unconditional and joint and several. Our guarantor subsidiaries were not determined using geographic, service line or other similar criteria, and as a result, the "Guarantor Subsidiaries" and "Non-guarantor Subsidiaries" columns each include portions of our domestic and international operations. Accordingly, this basis of presentation is not intended to present our financial condition, results of operations or cash flows for any purpose other than to comply with the specific requirements for subsidiary guarantor reporting.

Condensed consolidating financial statements for our guarantor subsidiaries and non-guarantor subsidiaries are presented in the following tables (in millions):

Condensed Consolidating Balance Sheets

	May 31, 2013				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current Assets					
Cash and cash equivalents	$ 3,892	$ 405	$ 717	$ (97)	$ 4,917
Receivables, less allowances	–	3,989	1,084	(29)	5,044
Spare parts, supplies, fuel, prepaid expenses and other, less allowances	45	681	54	–	780
Deferred income taxes	–	518	15	–	533
Total current assets	3,937	5,593	1,870	(126)	11,274
Property and Equipment, at Cost	27	35,915	2,167	–	38,109
Less accumulated depreciation and amortization	21	18,469	1,135	–	19,625
Net property and equipment	6	17,446	1,032	–	18,484
Intercompany Receivable	–	439	1,203	(1,642)	–
Goodwill	–	1,552	1,203	–	2,755
Investment in Subsidiaries	18,739	3,347	–	(22,086)	–
Other Assets	2,187	822	191	(2,146)	1,054
	$ 24,869	$ 29,199	$ 5,499	$ (26,000)	$ 33,567
Liabilities and Stockholders' Investment					
Current Liabilities					
Current portion of long-term debt	$ 250	$ 1	$ –	$ –	$ 251
Accrued salaries and employee benefits	82	1,402	204	–	1,688
Accounts payable	4	1,392	609	(126)	1,879
Accrued expenses	355	1,366	211	–	1,932
Total current liabilities	691	4,161	1,024	(126)	5,750
Long-Term Debt, Less Current Portion	2,489	250	–	–	2,739
Intercompany Payable	1,642	–	–	(1,642)	–
Other Long-Term Liabilities					
Deferred income taxes	–	3,798	–	(2,146)	1,652
Other liabilities	2,649	3,133	246	–	6,028
Total other long-term liabilities	2,649	6,931	246	(2,146)	7,680
Stockholders' Investment	17,398	17,857	4,229	(22,086)	17,398
	$ 24,869	$ 29,199	$ 5,499	$ (26,000)	$ 33,567

Condensed Consolidating Balance Sheets

	May 31, 2012				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current Assets					
Cash and cash equivalents	$ 1,906	$ 417	$ 636	$ (116)	$ 2,843
Receivables, less allowances	3	3,793	943	(35)	4,704
Spare parts, supplies, fuel, prepaid expenses and other, less allowances	261	671	44	–	976
Deferred income taxes	–	514	19	–	533
Total current assets	2,170	5,395	1,642	(151)	9,056
Property and Equipment, at Cost	29	34,301	1,834	–	36,164
Less accumulated depreciation and amortization	20	17,822	1,074	–	18,916
Net property and equipment	9	16,479	760	–	17,248
Intercompany Receivable	–	323	1,524	(1,847)	–
Goodwill	–	1,553	834	–	2,387
Investment in Subsidiaries	17,163	2,978	–	(20,141)	–
Other Assets	2,845	1,099	86	(2,818)	1,212
	$ 22,187	$ 27,827	$ 4,846	$ (24,957)	$ 29,903
Liabilities and Stockholders' Investment					
Current Liabilities					
Current portion of long-term debt	$ –	$ 417	$ –	$ –	$ 417
Accrued salaries and employee benefits	83	1,365	187	–	1,635
Accounts payable	6	1,276	482	(151)	1,613
Accrued expenses	184	1,406	119	–	1,709
Total current liabilities	273	4,464	788	(151)	5,374
Long-Term Debt, Less Current Portion	1,000	250	–	–	1,250
Intercompany Payable	1,847	–	–	(1,847)	–
Other Long-Term Liabilities					
Deferred income taxes	–	3,649	5	(2,818)	836
Other liabilities	4,340	3,193	183	–	7,716
Total other long-term liabilities	4,340	6,842	188	(2,818)	8,552
Stockholders' Investment	14,727	16,271	3,870	(20,141)	14,727
	$ 22,187	$ 27,827	$ 4,846	$ (24,957)	$ 29,903

Condensed Consolidating Statements of Comprehensive Income

	Year Ended May 31, 2013				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$ –	$ 37,073	$ 7,543	$ (329)	$ 44,287
Operating Expenses:					
Salaries and employee benefits	103	14,375	2,092	–	16,570
Purchased transportation	–	4,839	2,574	(141)	7,272
Rentals and landing fees	5	2,198	324	(6)	2,521
Depreciation and amortization	1	2,200	185	–	2,386
Fuel	–	4,650	96	–	4,746
Maintenance and repairs	1	1,791	117	–	1,909
Business realignment, impairment and other charges	21	639	–	–	660
Intercompany charges, net	(227)	(329)	556	–	–
Other	96	4,565	1,193	(182)	5,672
	–	34,928	7,137	(329)	41,736
Operating Income	–	2,145	406	–	2,551
Other Income (Expense):					
Equity in earnings of subsidiaries	1,561	253	–	(1,814)	–
Interest, net	(108)	42	5	–	(61)
Intercompany charges, net	113	(131)	18	–	–
Other, net	(5)	(20)	(10)	–	(35)
Income Before Income Taxes	1,561	2,289	419	(1,814)	2,455
Provision for income taxes	–	710	184	–	894
Net Income	$ 1,561	$ 1,579	$ 235	$ (1,814)	$ 1,561
Comprehensive Income	$ 2,622	$ 1,618	$ 268	$ (1,814)	$ 2,694

Condensed Consolidating Statements of Comprehensive Income (Loss)

	Year Ended May 31, 2012				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$ –	$ 36,412	$ 6,569	$ (301)	$ 42,680
Operating Expenses:					
Salaries and employee benefits	114	14,153	1,832	–	16,099
Purchased transportation	–	4,509	1,944	(118)	6,335
Rentals and landing fees	5	2,221	267	(6)	2,487
Depreciation and amortization	1	1,962	150	–	2,113
Fuel	–	4,877	79	–	4,956
Maintenance and repairs	1	1,882	97	–	1,980
Impairment and other charges	–	134	–	–	134
Intercompany charges, net	(218)	(323)	541	–	–
Other	97	4,482	988	(177)	5,390
	–	33,897	5,898	(301)	39,494
Operating Income	–	2,515	671	–	3,186
Other Income (Expense):					
Equity in earnings of subsidiaries	2,032	395	–	(2,427)	–
Interest, net	(75)	31	5	–	(39)
Intercompany charges, net	80	(102)	22	–	–
Other, net	(5)	(10)	9	–	(6)
Income Before Income Taxes	2,032	2,829	707	(2,427)	3,141
Provision for income taxes	–	875	234	–	1,109
Net Income	$ 2,032	$ 1,954	$ 473	$ (2,427)	$ 2,032
Comprehensive (Loss) Income	$ (120)	$ 1,796	$ 380	$ (2,427)	$ (371)

Condensed Consolidating Statements of Comprehensive Income

	Year Ended May 31, 2011				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$ –	$ 33,124	$ 6,498	$ (318)	$ 39,304
Operating Expenses:					
Salaries and employee benefits	109	13,206	1,961	–	15,276
Purchased transportation	–	4,034	1,745	(105)	5,674
Rentals and landing fees	4	2,209	253	(4)	2,462
Depreciation and amortization	1	1,784	188	–	1,973
Fuel	–	4,003	148	–	4,151
Maintenance and repairs	1	1,862	116	–	1,979
Impairment and other charges	–	28	61	–	89
Intercompany charges, net	(222)	(317)	539	–	–
Other	107	4,392	1,032	(209)	5,322
	–	31,201	6,043	(318)	36,926
Operating Income	–	1,923	455	–	2,378
Other Income (Expense):					
Equity in earnings of subsidiaries	1,452	200	–	(1,652)	–
Interest, net	(88)	13	(2)	–	(77)
Intercompany charges, net	104	(135)	31	–	–
Other, net	(16)	(14)	(6)	–	(36)
Income Before Income Taxes	1,452	1,987	478	(1,652)	2,265
Provision for income taxes	–	677	136	–	813
Net Income	$ 1,452	$ 1,310	$ 342	$ (1,652)	$ 1,452
Comprehensive Income	$ 1,240	$ 1,329	$ 425	$ (1,652)	$ 1,342

Condensed Consolidating Statements of Cash Flows

	Year Ended May 31, 2013				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Cash provided by operating activities	$ 247	$ 3,936	$ 486	$ 19	$ 4,688
Investing activities					
Capital expenditures	(3)	(3,029)	(343)	–	(3,375)
Business acquisitions, net of cash acquired	–	–	(483)	–	(483)
Proceeds from asset dispositions and other	–	49	6	–	55
Cash used in investing activities	(3)	(2,980)	(820)	–	(3,803)
Financing activities					
Net transfers from (to) Parent	141	(58)	(83)	–	–
Payment on loan between subsidiaries	–	(385)	385	–	–
Intercompany dividends	–	21	(21)	–	–
Principal payments on debt	–	(417)	–	–	(417)
Proceeds from debt issuances	1,739	–	–	–	1,739
Proceeds from stock issuances	280	–	–	–	280
Excess tax benefit on the exercise of stock options	23	–	–	–	23
Dividends paid	(177)	–	–	–	(177)
Purchase of treasury stock	(246)	–	–	–	(246)
Other, net	(18)	(119)	119	–	(18)
Cash provided by (used in) financing activities	1,742	(958)	400	–	1,184
Effect of exchange rate changes on cash	–	(10)	15	–	5
Net increase (decrease) in cash and cash equivalents	1,986	(12)	81	19	2,074
Cash and cash equivalents at beginning of period	1,906	417	636	(116)	2,843
Cash and cash equivalents at end of period	$ 3,892	$ 405	$ 717	$ (97)	$ 4,917

Condensed Consolidating Statements of Cash Flows

	Year Ended May 31, 2012				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Cash provided by (used in) operating activities	$ (88)	$ 4,383	$ 570	$ (30)	$ 4,835
Investing activities					
Capital expenditures	(5)	(3,792)	(210)	–	(4,007)
Business acquisition, net of cash acquired	–	–	(116)	–	(116)
Proceeds from asset dispositions and other	–	74	–	–	74
Cash used in investing activities	(5)	(3,718)	(326)	–	(4,049)
Financing activities					
Net transfers from (to) Parent	625	(550)	(75)	–	–
Intercompany dividends	–	76	(76)	–	–
Principal payments on debt	–	(29)	–	–	(29)
Proceeds from stock issuances	128	–	–	–	128
Excess tax benefit on the exercise of stock options	18	–	–	–	18
Dividends paid	(164)	–	–	–	(164)
Purchase of treasury stock	(197)	–	–	–	(197)
Other, net	–	(19)	19	–	–
Cash (used in) provided by financing activities	410	(522)	(132)	–	(244)
Effect of exchange rate changes on cash	–	(5)	(22)	–	(27)
Net increase (decrease) in cash and cash equivalents	317	138	90	(30)	515
Cash and cash equivalents at beginning of period	1,589	279	546	(86)	2,328
Cash and cash equivalents at end of period	$ 1,906	$ 417	$ 636	$ (116)	$ 2,843

Condensed Consolidating Statements of Cash Flows

	Year Ended May 31, 2011				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Cash provided by (used in) operating activities	$ 25	$ 3,978	$ 65	$ (27)	$ 4,041
Investing activities					
Capital expenditures	(1)	(3,263)	(170)	–	(3,434)
Business acquisition, net of cash acquired	–	(96)	–	–	(96)
Proceeds from asset dispositions and other	–	110	1	–	111
Cash used in investing activities	(1)	(3,249)	(169)	–	(3,419)
Financing activities					
Net transfers from (to) Parent	530	(994)	464	–	–
Payment on loan between subsidiaries	–	235	(235)	–	–
Intercompany dividends	–	61	(61)	–	–
Principal payments on debt	(250)	(12)	–	–	(262)
Proceeds from stock issuances	108	–	–	–	108
Excess tax benefit on the exercise of stock options	23	–	–	–	23
Dividends paid	(151)	–	–	–	(151)
Other, net	(5)	(9)	9	–	(5)
Cash (used in) provided by financing activities	255	(719)	177	–	(287)
Effect of exchange rate changes on cash	–	11	30	–	41
Net increase (decrease) in cash and cash equivalents	279	21	103	(27)	376
Cash and cash equivalents at beginning of period	1,310	258	443	(59)	1,952
Cash and cash equivalents at end of period	$ 1,589	$ 279	$ 546	$ (86)	$ 2,328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
FedEx Corporation

We have audited the accompanying consolidated balance sheets of FedEx Corporation as of May 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income (loss), changes in stockholders' investment, and cash flows for each of the three years in the period ended May 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FedEx Corporation at May 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), FedEx Corporation's internal control over financial reporting as of May 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 15, 2013 expressed an unqualified opinion thereon.

Memphis, Tennessee
July 15, 2013

Ernst & Young LLP

SELECTED FINANCIAL DATA

The following table sets forth (in millions, except per share amounts and other operating data) certain selected consolidated financial and operating data for FedEx as of and for the five years ended May 31, 2013. This information should be read in conjunction with the Consolidated Financial Statements, MD&A and other financial data appearing elsewhere in this Annual Report.

	2013[1]	2012[2]	2011[3]	2010[4]	2009[5]
Operating Results					
Revenues	$ 44,287	$ 42,680	$ 39,304	$ 34,734	$ 35,497
Operating income	2,551	3,186	2,378	1,998	747
Income before income taxes	2,455	3,141	2,265	1,894	677
Net income	1,561	2,032	1,452	1,184	98
Per Share Data					
Earnings per share:					
Basic	$ 4.95	$ 6.44	$ 4.61	$ 3.78	$ 0.31
Diluted	$ 4.91	$ 6.41	$ 4.57	$ 3.76	$ 0.31
Average shares of common stock outstanding	315	315	315	312	311
Average common and common equivalent shares outstanding	317	317	317	314	312
Cash dividends declared	$ 0.56	$ 0.52	$ 0.48	$ 0.44	$ 0.44
Financial Position					
Property and equipment, net	$ 18,484	$ 17,248	$ 15,543	$ 14,385	$ 13,417
Total assets	33,567	29,903	27,385	24,902	24,244
Long-term debt, less current portion	2,739	1,250	1,667	1,668	1,930
Common stockholders' investment	17,398	14,727	15,220	13,811	13,626
Other Operating Data					
FedEx Express aircraft fleet	647	660	688	667	654

(1) Results for 2013 include $560 million ($353 million, net of tax, or $1.11 per diluted share) of business realignment costs and a $100 million ($63 million, net of tax, or $0.20 per diluted share) impairment charge resulting from the decision to retire 10 aircraft and related engines at FedEx Express. See Note 1 to the accompanying consolidated financial statements. Additionally, common stockholders' investment includes an other comprehensive income increase of $861 million, net of tax, for the funded status of our retirement plans at May 31, 2013.

(2) Results for 2012 include a $134 million ($84 million, net of tax or $0.26 per diluted share) impairment charge resulting from the decision to retire 24 aircraft and related engines at FedEx Express and the reversal of a $66 million legal reserve initially recorded in 2011. See Note 1 to the accompanying consolidated financial statements. Additionally, common stockholders' investment includes an other comprehensive income charge of $2.4 billion, net of tax, for the funded status of our retirement plans at May 31, 2012.

(3) Results for 2011 include charges of approximately $199 million ($104 million, net of tax and applicable variable incentive compensation impacts, or $0.33 per diluted share) for the combination of our FedEx Freight and FedEx National LTL operations and a $66 million reserve associated with a legal matter at FedEx Express. See Note 1 to the accompanying consolidated financial statements. Additionally, common stockholders' investment includes an other comprehensive income charge of $350 million, net of tax, for the funded status of our retirement plans at May 31, 2011.

(4) Common stockholders' investment includes an other comprehensive income charge of $1.0 billion, net of tax, for the funded status of our retirement plans at May 31, 2010.

(5) Results for 2009 include a charge of $1.2 billion ($1.1 billion, net of tax, or $3.45 per diluted share) primarily for impairment charges associated with goodwill and aircraft. Additionally, common stockholders' investment includes an other comprehensive income charge of $1.2 billion, net of tax, for the funded status of our retirement plans at May 31, 2009.

BOARD OF DIRECTORS

James L. Barksdale[3*][4]
Chairman and President
Barksdale Management Corporation
Investment management company

John A. Edwardson[1*]
Former Chairman and Chief Executive Officer
CDW Corporation
Technology products and services company

Shirley Ann Jackson[2][4*][5]
President
Rensselaer Polytechnic Institute
Technological research university

Steven R. Loranger[2*][4]
Chairman Emeritus
Xylem Inc.
Water technology company

Gary W. Loveman[1][3]
Chairman, President and
Chief Executive Officer
Caesars Entertainment Corporation
Branded gaming entertainment company

R. Brad Martin[4]
Chairman
RBM Venture Company
Private investment company

Joshua Cooper Ramo[3]
Vice Chairman
Kissinger Associates, Inc.
Strategic advisory firm

Susan C. Schwab[2]
Professor
University of Maryland
School of Public Policy
Former U.S. Trade Representative

Frederick W. Smith
Chairman, President and
Chief Executive Officer
FedEx Corporation

Joshua I. Smith[1]
Chairman and Managing Partner
Coaching Group, LLC
Management consulting firm

David P. Steiner[1]
Chief Executive Officer
Waste Management, Inc.
Integrated waste management services company

Paul S. Walsh[2]
Executive Advisor
Diageo plc
Beverage company

(1) Audit Committee
(2) Compensation Committee
(3) Information Technology Oversight Committee
(4) Nominating & Governance Committee
(5) Lead Independent Director
** Committee Chair*

EXECUTIVE OFFICERS AND SENIOR MANAGEMENT

FedEx Corporation

Frederick W. Smith
Chairman, President and Chief Executive Officer

Alan B. Graf, Jr.
Executive Vice President and Chief Financial Officer

Robert B. Carter
Executive Vice President,
FedEx Information Services and Chief Information Officer

Christine P. Richards
Executive Vice President, General Counsel and Secretary

T. Michael Glenn
Executive Vice President,
Market Development and Corporate Communications

John L. Merino
Corporate Vice President and Principal Accounting Officer

FedEx Express Segment

David J. Bronczek
President and Chief Executive Officer
FedEx Express

Michael L. Ducker
Executive Vice President and Chief Operating Officer
FedEx Express

James R. Parker
Executive Vice President, Air Operations
FedEx Express

Cathy D. Ross
Executive Vice President and Chief Financial Officer
FedEx Express

Manfred Schardt
President and Chief Executive Officer
FedEx Trade Networks

Craig M. Simon
President and Chief Executive Officer
FedEx SupplyChain Systems

FedEx Ground Segment

Henry J. Maier
President and Chief Executive Officer
FedEx Ground

Ward B. Strang
Executive Vice President and Chief Operating Officer
FedEx Ground

Barbara B. Wallander
President and Chief Executive Officer
FedEx SmartPost

FedEx Freight Segment

William J. Logue
President and Chief Executive Officer
FedEx Freight

Donald C. Brown
Executive Vice President, Finance and Administration
and Chief Financial Officer
FedEx Freight

Patrick L. Reed
Executive Vice President and Chief Operating Officer
FedEx Freight

Virginia C. Albanese
President and Chief Executive Officer
FedEx Custom Critical

FedEx Services Segment

Donald F. Colleran
Executive Vice President, Global Sales
FedEx Services

Rajesh Subramaniam
Executive Vice President, Global Marketing
FedEx Services

Brian D. Philips
President and Chief Executive Officer
FedEx Office

Cary C. Pappas
President and Chief Executive Officer
FedEx TechConnect

CORPORATE INFORMATION

FEDEX CORPORATION: 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7500, fedex.com

ANNUAL MEETING OF SHAREOWNERS: Monday, September 23, 2013, 8:00 a.m. local time, FedEx Express World Headquarters, 3670 Hacks Cross Road, Building G, Memphis, Tennessee 38125.

STOCK LISTING: FedEx Corporation's common stock is listed on the New York Stock Exchange under the ticker symbol FDX.

SHAREOWNERS: As of July 12, 2013, there were 13,151 shareowners of record.

MARKET INFORMATION: Following are high and low sale prices and cash dividends paid, by quarter, for FedEx Corporation's common stock in 2013 and 2012:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FY2013				
High	$ 93.17	$ 94.26	$ 107.50	$ 109.66
Low	83.80	83.92	87.99	90.61
Dividend	0.14	0.14	0.14	0.14
FY2012				
High	$ 98.66	$ 85.75	$ 97.19	$ 96.89
Low	72.16	64.07	76.95	84.86
Dividend	0.13	0.13	0.13	0.13

FINANCIAL INFORMATION: Copies of FedEx Corporation's Annual Report on Form 10-K, other documents filed with the Securities and Exchange Commission (SEC) and other financial and statistical information are available through our Investor Relations website at investors.fedex.com. Company documents filed electronically with the SEC can also be found at the SEC's website at www.sec.gov. You will be mailed a copy of the Form 10-K upon request to: FedEx Corporation Investor Relations, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7200, e-mail: ir@fedex.com.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM: Ernst & Young LLP, Memphis, Tennessee

CUSTOMER SERVICE: Call 1-800-Go-FedEx or visit fedex.com.

MEDIA INQUIRIES: Jess Bunn, Manager, Investor Relations, FedEx Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7463, e-mail: mediarelations@fedex.com

SHAREOWNER ACCOUNT SERVICES: Computershare Investor Services, P.O. Box 43069, Providence, Rhode Island 02940-3069, (800) 446-2617, www.computershare.com

DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT: For information on the direct stock purchase and dividend reinvestment plan for FedEx Corporation common stock, call Computershare at (800) 446-2617 or visit their direct stock purchase plan website at www.computershare.com. This plan provides an alternative to traditional retail brokerage methods of purchasing, holding and selling FedEx common stock. This plan also permits shareowners to automatically reinvest their dividends to purchase additional shares of FedEx common stock.

INVESTOR RELATIONS: Mickey Foster, Vice President, Investor Relations, FedEx Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7200, e-mail: ir@fedex.com

EQUAL EMPLOYMENT OPPORTUNITY: Our greatest asset is our people. We are committed to providing a workplace where our employees and contractors feel respected, satisfied and appreciated. Our policies are designed to promote fairness and respect for everyone. We hire, evaluate and promote employees, and engage contractors, based on their skills and performance. With this in mind, we will not tolerate certain behaviors. These include harassment, retaliation, violence, intimidation and discrimination of any kind involving race, color, religion, national origin, gender, sexual orientation, gender identity, gender expression, age, disability, veteran status or any other characteristic protected by federal, state or local law.

For more detail on the information in this report, visit http://investors.fedex.com.

Our latest Global Citizenship Report is available at http://csr.fedex.com.


MIX
Paper from responsible sources
FSC
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In line with FedEx's commitment to sustainability, our Annual Report was produced using environmentally and socially responsible procurement and manufacturing practices to ensure a minimized environmental impact. This report was printed at EarthColor on FSC® certified paper containing 10% recycled PCW fiber. Printing plant utilized 100% renewable wind power (RECs) and lean manufacturing principles, including green chemistry principles, the recycling of residual materials as well as the use of low VOC inks and coatings. In addition, carbon and VOC reduction strategies were employed to destroy residual VOCs via bio-oxidation. Carbon offsets were purchased where carbon could not be eliminated rendering this report carbon-balanced.

- 137 trees preserved for the future
- 61 million BTUs of energy conserved
- 5,830 kWh of electricity offset
- 11,762 pounds of greenhouse gas reduced
- 63,791 gallons of water waste eliminated
- 4,270 pounds of solid waste eliminated

Sources: Environmental impact estimates were made using the Environmental Paper Network Paper Calculator and the U.S. EPA 's power profiler.

Strategy, writing and design by Hanley Wood, LLC, Minneapolis, MN. Printing by EarthColor Inc.



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FEDEX CORPORATION
942 South Shady Grove Road
Memphis, Tennessee 38120
fedex.com